02034429

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Flughafen Wien AG

*CURRENT ADDRESS

PROCESSED
JUN 0 6 2002
P
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3907 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw
DATE : 5/30/02

Annual Report 2001

Flughafen Wien AG



Vienna International Airport

Title

More than 2,600 men and women work around the clock with state-of-the-art systems to guarantee the smooth functioning of a highly complex organisation such as Vienna International Airport. We believe that each of our employees deserves to be on the cover of this year's annual report because they have all supported our accomplishments in this business year. We have chosen four colleagues to represent the many people who work with us. These four covers symbolize the diversity for which Vienna International Airport stands. But on the inside – all are the same – and this is where you find the real success of Flughafen Wien AG.

Michael Schmidt
Department V
Loader

Yuko Redl
Department A
Information Counter

Maria Wieger
Department B
Accounting

Peter Mayer
Department T
Repair Shop



Key Traffic Figures

	2001	Change vs. 2000 in %
Passengers (arrival, departure, transit)	11,853,157	-0.7
Scheduled traffic	10,443,400	-0.3
Charter traffic	1,409,757	-3.7
Transfer passengers	3,759,834	+12.2
Share of transfer passengers	31.9%	(2000: 28.4%)

Passengers (Departing) Scheduled Traffic		
Long Haul	579,877	-6.4
Europe	4,394,755	+1.4
East Europe	784,885	+11.3
West Europe	3,609,870	-0.5
Far East	356,639	-2.5
Near and Middle East	156,438	-15.0
North America	205,214	+2.4
Africa and South America	86,562	-31.3

Passengers	2001	Change vs. 2000 in %
West Europe (pax out)		
1. London	360,294	-8.5
2. Frankfurt	338,825	+1.1
3. Paris	249,403	-2.1
Long Haul Passengers / West (pax out)		
1. New York	65,700	-7.8
2. Washington	56,810	+26.5
3. Chicago	47,295	-12.0
Far East Scheduled Traffic (pax out)		
1. Bangkok	58,867	+24.4
2. Dehli	50,094	+38.7
3. Osaka	45,310	+10.4
East Europe Scheduled Traffic (pax out)		
1. Moscow	72,232	+21.6
2. Prague	65,362	+9.6
3. Warsaw	63,098	+1.6
Charter Traffic (pax out)		
1. Antalya	121,058	+9.6
2. Heraklion	43,539	-4.2
3. Monastir	37,522	-1.7

Key Data on the Flughafen Wien Group

FILE NO. 82-3907

Industry Indicators	2001	Change in %	2000	Change in %	1999
MTOW[1] (in mill. tonnes)	5.1	-4.3	5.3	6.6	5.0
Passengers (in mill.)	11.9	-0.7	11.9	6.6	11.2
Transfer passengers (in mill.)	3.8	12.2	3.4	9.3	3.1
Flight movements	185,425	-0.6	186,469	8.6	171,682
Cargo (air cargo and trucking; in tonnes)	159,525	-11.7	180,667	12.1	161,238

	IAS		IAS		
Financial Indicators (Amounts in € mill.)	2001	Change in %	2000	Change in %	1999
Total turnover	320.1	-2.2	327.4	4.7	312.6
Thereof Airport	136.2	-0.9	137.4	4.0	132.1
Thereof Handling	111.0	-5.9	117.9	8.9	108.3
Thereof Non-Aviation	72.7	1.3	71.7	-0.4	72.0
EBIT	85.2	-8.5	93.1	4.0	89.5
EBIT-margin (in %)[2]	25.9	-6.9	27.9	-1.2	28.2
EBITDA-margin (in %)[3]	38.5	-6.5	41.1	-1.3	41.7
ROCE (in %)[4]	13.4	-9.5	14.8	5.1	14.0
Net profit	66.3	-9.3	73.1	18.0	61.9
Cash flow	98.3	-2.6	100.9	-13.9	117.2
Equity	532.4	3.7	513.7	-10.1	571.2
Capital expenditure[5]	61.3	114.9	28.5	-46.1	52.9
Taxes on income	30.6	16.9	26.2	-22.8	33.9

Stock Market Indicators	2001	Change in %	2000	Change in %	1999
P/E Ratio (at year-end)	9.5	-18.0	11.6	-1.0	11.7
Earnings per share	3.2	-9.2	3.5	18.0	3.0
Dividend per share (incl. bonus)	1.9	-9.5	2.1	31.3	1.6
Pay-out ratio (as % of net profit)	60.2	-0.2	60.3	11.2	54.2
Market Cap (at year-end, in € mill.)	630.0	-25.6	846.3	16.8	724.7
Market weighting (at year-end, in %)	3.0	0.0	3.0	31.1	2.3
Employees[6]	2,626	-0.9	2,644	3.8	2,547

Notes:
1) MTOW: maximum take-off weight for aircraft
2) EBIT-margin (earnings before interest and tax) = EBIT / Operating income
3) EBITDA-margin (earnings before interest, tax, depreciation and amortisation) = EBIT + Depreciation / Operating income
4) ROCE (return on capital employed after tax) = EBIT less allocated taxes / Average capital employed
5) Tangible and intangible assets
6) Weighted average number of employees as of 31.12. including apprentices and employees on official non paying leave (maternity, military service, etc.) and excluding the Management Board and managing directors.



Annual Report 2001



Abmeier Susan
Abraham Jürgen
Abraham Walter
Absenger Dieter
Absenger Roman
Achs Paul
Ackerl Manfred
Ackermann Paul
Acs Josef
Acs Robert
Adamcak Friedrich
Adami Johann
Adler Gustav
Agardi Zita
Ahmed Dawood
Aicha Anton
Aigner Dietmar
Aigner Johann
Aigner Markus
Akhrif El Aroussi Abdelaziz
Alber Achim
Alemu Desta
Allacher Erwin
Almasy Stefan
Almstädter Gerhard
Almstädter Karl Heinz
Almstädter Lorenz
Almstädter Martin
Almstädter Otto
Alt Josef
Altenburger Erwin
Altenburger Johann
Altenburger Josef
Altenburger Josefa
Altenthaler Erich
Altmann Herbert
Altmann Johann
Ambroziak Stanislaw Jan
Amon Johann
Ancinec Christine
Andert Hubert
Andert Paul
Andrlik Christian
Antoni Guenter
Aranda-Guerrero Genoveva
Arbinger Karin
Arndorfer Hermann
Arpacik Ahmet
Arslan Tunay
Arthold Petra
Artinger Doris
Artner Herta
Artner Josef
Artner Markus
Artner Michael
Asbaghi-Namin Nadja
Aschmueller-Kröss Ingrid
Askin Anja
Attoh Simon Okine
Auer Franz
Auer Karl
Auterieth Wolfgang
Baal Josef
Baca Rudolf
Bacher Jürgen
Bachhofer Matthias
Bachleitner Andreas
Bachmann Friedrich
Bachmann Karin
Bader Josef
Bader Sieglinde
Baecker Karin
Baharyan Tania
Bahuguna Rahul
Balik Thomas
Balogh Andreas
Bandri Tibor
Baran Alfred
Baranek Gerhard
Baranyai Robert
Barina Romana
Barisich Astrid
Barth Erika
Bartke Walter
Bauer Christian
Bauer Christian
Bauer Franz
Bauer Gabriele
Bauer Guenter
Bauer Heinz
Bauer Helmut
Bauer Johann
Bauer Josef
Bauer Leopold
Bauer Mario
Bauer Martina
Bauer Martina
Bauer Ronald
Bauer Thomas
Bauer Claudia
Bauer Erhard
Bauer Hans
Bauer Hildegard
Bauer Martin
Bauhofer Margot
Baum Stefan
Baumann Ulrike
Bäuml Walter
Bayer Christine
Bayer Gertrude
Bayer Günther
Bayer Heinz
Bayer Karl
Bayer Robert
Bayer Siegfried
Bayer Susanne
Bayer Renate
Bayezit Osman
Bayr Alfred
Beck Manfred
Beck Richard
Beidl Arnold
Beidl Franz
Beierl Petra
Beles Gerhard
Belik Cornelia
Berger Franz
Berger Friedrich
Berger Markus
Berger Michael
Berger Stefan
Berger Werner
Berger Alena
Berger Hubert
Berghofer Michael
Berner Josef
Bernert Heinz
Bernhardt Franz
Bernhardt Franz
Bernthaler Gerhard
Berta Herbert
Berta Ludwig
Bertalan Andreas
Bertha Eduard
Besel Thomas
Besser Gerald
Beyer Karl
Beyer Wolfgang
Bezlanovits Martin
Bianco Andrea
Bieber Peter
Biechelhuber Stefan
Biegler Manfred
Bierbaum Johann
Bierbaum Otto
Binder Christine
Binder Daniel
Binder Hubert
Binder Karl
Binder Michaela
Binder Werner
Binovec Roman
Biricz Harald
Biricz Rudolf
Birnbauer Willibald
Birnbaum Gerald
Bischinger Christian
Bjerregaard Carsten
Blaskovich Eduard
Blazey Othmar
Bloderer Karl
Bloderer Karl
Blöss Alfred
Boandl Helmut
Bock Mario
Böcskei Gerhard
Bogad Harald
Bognar Franz
Bogosavljevic Ewa
Böhm Christian
Böhm Friedrich
Böhm Peter
Böhm Roland
Boigner Wolfgang
Boisits Ernst
Boisits Gustav
Bojkovsky Rene
Bolech Peter
Bolech Brigitte
Bös Johann
Boudny Erwin
Bozeczki Johann
Bozeczki Rupert
Brand Angela
Brandl Gertrude
Brandl Karin
Brandl Ralph
Brandlhofer Josef
Brandtweiner Hans
Branics Beatrix
Branics Johann
Brantner Gerald
Bräuhofer Leopold
Braun Ferdinand
Braunsberger Ernst
Braunsberger Franz
Breitenfeld Robert
Breitenlacher Thomas
Brenner Christian
Brenner Oswin
Brezina Ernst
Brix Willibald
Brosch Harald
Bruckmann Carl
Bruckner Daniela
Bruckner Gerhard
Bruckner Gerhard
Bruckner Hedwig
Bruckner Markus
Bruckner Werner
Bruendler Ingeborg
Brumnik Isidor
Brunner Hans Georg
Brunner Harald
Brunner Helmut
Brunner Helmut
Brunner Helmut
Brunner Paul
Brunner Thomas
Brunnthaler Leopold
Brunthaler Richard
Bubich Dieter
Buchberger Walter
Büchelhofer Leopold
Bucher Thomas
Buchinger Josef
Buchinger Romana
Buchleitner Karl
Buchner Robert
Bucur Florentina
Budik Erich
Bühlbauer Georg
Buhr Alexander
Burger Peter
Burits Alfred
Büscher Maria
Busek Dagmar
Busek Josef
Buzanich Anton
Caldwell Sam
Cech Johann
Cechota Monika
Cejka Guenther
Cejka Stephan
Cener Peter
Cerne Martin
Cerny Otto
Charwat Manfred
Chovanec Rudolf
Christ Johannes
Cicek Helmut
Cichon Wolfgang
Cilek Johannes
Conrad Sonja
Coslop Thomas
Cox Elfriede
Csida Helmut
Csida Thomas
Csizmazia Alfred
Csukker Franz
Czapek Harald
Czehowsky Alfred
Czehowsky Robert
Czekierda Andreas
Czencz Franz
Czernilofsky Wolfgang
Czilek Alfred
Czucz Stefan
Da Silva Cruz Rui Manuel
Dabsch Martin
Dachler David
Dafanek Erwin
Dampfhart Christian
Danek Josef
Danek Robert
Darnai Robert
David Johannes
De Zordo Georg
Dechant Thomas
Dedic Elisabeth
Deininger Beate
Deininger Josef
Deininger Karl
Deitzer Reinhard
Deix Elfriede
Dekrout Michael
Demuth Gerhard
Demuth Johann
Demuth Kurt
Demuth Reinhold
Demuth Angela
Denk Markus
Denk Michaela
Dergovics Peter
Derkits Helmuth
Derkosits Anton
Deuschitz Markus
Dibon Alfred
Diemer Herbert
Dienstl Franz
Dienstl Martin
Dietl Johann
Dietrich Brigitte
Dietrich Elisabeth
Dietrich Georg
Dietrich Gerhard
Dietrich Roland
Dietrich Hermann
Dingsteder Herbert
Dinhof Markus
Dippold Michael
Dippolt Christian
Dirnbauer Gerald
Dirnbauer Reinhold
Dittinger Elmar
Dittmer Antonia
Diwald Josef
Dobler Günter
Dobrovits Tamara
Docar Georg
Dockel Waltraud
Dohnal Herbert
Dolezal-Opitz Daniela
Dominkus Anton
Domschitz Franz
Donis Andreas
Dopita Herbert
Doppelhofer Andreas
Doppler Robert
Dorau Bernhard
Dörfler Michael
Dormayer Ernst
Dorner Barbara
Dorner Christoph
Dorner Gerhard
Dorner Walter
Dotzer Michel
Doubrawa Ernst
Drabecek Josef
Drabitsch Franz
Dragosits Arnold
Drechsler Harald
Drexler Alfred
Drobela Johannes
Duda Peter
Duensing Karl
Dummer Erwin
Dungel Judith
Dungl Ernest
Dunkl Claudia
Dunkl Karl
Dunkl Regina
Dunst Gerald
Dunst Martin
Dürr Christian
Dürr Michaela
Dusek Robert Peter
Dvorak Anton
Dwornikowitsch Kurt
Dworschak Sabine
Eberdorfer Hans
Eberle Wolfgang
Ebert Tomas
Ebner Arno
Ebner Norbert
Ecker Helwig
Ecker Markus
Ecker Peter
Ecker Peter
Norbert Ecker
Ecker Michaela
Eckert Jürgen
Edelmann Andreas
Edelmann Franz
Edelmann Raimund
Eder Alfred
Eder Alfred
Eder Gert
Eder Josef
Eder Otto
Eder Robert
Eder Eva
Ederer Reinhold
Edlinger Christoph
Eger Ernst
Eger Robert
Egerer Christian
Eggendorfer Anton
Eggendorfer Richarda
Eggendorfer Werner
Egghart Andrea
Eglhofer Alfred
Egner Friedrich
Ehardt Martin
Ehmoser Franz
Ehn Alfred
Ehn Hedwig
Ehn Johann
Ehrengruber Karl
Ehrenreich Heinrich
Ehrnhofer Andreas
Eichberger Erich
Eichler Werner
Eisen Franz
Eisenbarth Jürgen
Eisenkölbl Grazyna
Eisner Ernest
Eissler Eduard
Eissler Rudolf
Eissler Werner
Elend Engelbert
Elend Thomas
El-Sarag Elfriede
El-Sayed Sascha
Endler Günther
Endler Johann
Enghelyi Gerhard
Engl Herbert
Epp Andreas
Erlebach Oskar
Erlebach Miroslawa
Ernyi Josif
Ertl Rita
Ertl Ronald
Eschelmueller Gabriele
Eschler Hans
Eschler Helmut
Etl Rudolf
Ettl Gottfried
Ezsöl Manuel
Faast Andrea
Fabsich Erwin
Fabsich Franz
Fasching Alexandra
Fasching Helga
Fasching Wolfgang
Faulhuber Thomas
Feckes Atila
Feger Herbert
Fehrer Gottfried
Fehrer Otto
Feiler Monika
Fekete Johann
Fekete Roman
Felber Franz
Feldkirchner Karl
Feldmann Martin
Felix Erwin
Feller Richard
Fent Katharina
Fesl Gottfried
Fesl Harald
Fiala Gerhard
Fiedler Alexander
Fiedler Harald
Figlmueller Christian
Filip Klaus
Filipp Anton
Filipp Wolfgang
Finda Alexander
Fink Josef
Fink Martin
Fink Rainer
Fink Georg Jürgen
Fink Desiree
Fischer Kurt
Fischer Marina
Fischer Martin
Fladung Martina
Flamm Rudolf
Fleischmann Guenther
Fleisz Nikolaus
Flink Leopold
Focke Gerhard
Foerstl Wolfgang
Folly Günther
Forjanic Victor
Förster Karl
Frank Heinrich
Frank Herbert
Frank Michael
Frank Norbert
Frankl Herwig
Frantschitz Franz
Franz Christian
Fraz Stefan
Freiler Johannes
Freiler Johannes
Freismuth Kurt
Freistetter Sabine
Frenner Gerhard
Frey Andreas
Frey Thomas
Friedl Gerald
Friedl Robert
Friedrich Christian
Friedrichkeit Helga
Friess Wolfgang
Friesz Gottfried
Frisch Karl
Frisch Karl
Frischmann Renate
Fritz Gerhard
Fritz Karl
Fritz Michael
Fromwald Georg
Frühwirth Rudolf
Frühwirth Robert
Frumen Franz
Frycak Thomas
Fu Chongming
Fuchs Daniela
Fuchs Erich
Fuchs Felix
Fuchs Gerald
Fuchs Herbert
Fuchs Josef
Fuchs Mario
Fuchs Philipp
Fuchs Herbert
Fuerst Monika
Fuger Andrea
Fuhrberg Karin
Fuhrmann Erwin
Fuhrmann Roman
Fürst Gerhard
Fürst Viktor
Furtner Josef
Füssl Peter
Gabriel Paul
Gager Anneliese
Gager Gerhard
Gaggl Friedrich
Gaiswinkler Stefan
Gajdowski Waldemar
Gallhofer Markus
Gallistl Wolfgang
Gamharter Thomas
Gangl Johannes
Gangl Manfred
Gangl Otto
Gangl Siegfried
Gangl Johann
Gangl Josef
Gartner Egon
Gartner Lorenz
Gartner Peter
Gasselseder Jörg
Gast Josef
Gattringer Franz
Gattringer Josef
Geber Friedrich
Gebert Astrid
Geibel Maria
Geiblinger Gabriele
Geider Josef
Geiger Christian
Geiger Helmut
Christian Geiger
Geisberger Melitta
Geissler Christian
Geistlinger Birgit
Geistlinger Gerhard
Geistlinger Gerhard
Geistlinger Johann
Geistlinger Thomas
Geiszler Markus
Geitner Karl
Gelbmann Reinhard
Gelbmann Siegfried
Geringer Peter
Gerstbauer Dorrit
Gesperger Norbert
Geyer Johann
Geyer Reinhard
Geyer Reinhold
Ghazal Djawad
Ghazali Karim
Giczi Franz
Giffinger Karl
Giffinger Markus
Gilber Waltraud
Gimplinger Ruth
Gindl Karl
Gisser Helmut
Giurgiu Marius
Glaser Roman
Glatzer Alfred
Glatzer Anne
Glatzer Christian
Glatzer Fritz
Glatzer Manfred
Glatzer Stefan
Gleissner Ferdinand
Glöckl Norbert
Gmoser Wolfgang
Goetterer Manfred
Goldenits Michael
Goldmann Martin
Goldmann Rudolf
Göller Werner
Göltl Otto
Göltl Josef
Gonter Eva
Gonter Karl
Gonter Mario
Gönye Christian
Gonzales Roberto
Göpfrich Eduard
Gorski Andreas
Göschl Franz
Göschl Karl
Gösenbauer Herta
Gothe Thomas
Gottschlich Robert
Götz Bernd
Götzinger Thomas
Götzl Ditha
Grabitzka Marianne
Grabner Alfred
Grabner Werner
Graf Rene
Grah Christian
Grah Franz
Grah Monika
Graser Michael
Grasi Thomas
Grasi Angela
Grasnek Markus
Gressl Alfred
Gratzer Martin
Grausam Andreas
Grauszer Nikolaus
Gredinger Anton
Gregots Andreas
Greigeritsch Christian
Greigeritsch Leopold
Greilinger Alexander
Greilinger Jürgen
Greimel Alfred
Greiner Gerhard
Gretsch Josef
Gretz Harald
Griehsler Gerhard
Griemann Helene
Griemann Lorenz
Griesmann Sonja
Griesslar Friedrich
Gritsch Rudolf
Groff Daniel
Groffics Ernst
Grohs Isabella
Grohsebner Peter
Gross Christine
Gross Eduard
Gross Thomas
Gröss Sabine
Grötzl Kurt
Grötzl Reinhard
Grubelnig Bernd
Grubelnig Werner
Gruber Alexander
Gruber Alexander
Gruber Gerhard
Gruber Josef
Gruber Stefan
Gruber Gerald
Grubmueller Guenter
Grün Paul
Grünwald Klemens
Gschwandtner Adelbert
Gschwindl Manfred
Gstettenhofer Heinz
Gstettner Albert
Gstettner Josef
Gstettner Karin
Gujtman Alois
Gumpoltsberger Johanna
Gunesch Johann
Gungl Martin
Gupper Franz
Gupper Juergen
Gussenbauer Rene
Gussenbauer Rita
Gutdeutsch Josef
Gutdeutsch Manuela
Guttmann Arnulf
Gypser Josef
Haas Norbert
Habacher Andrea
Hackenberg Werner
Hackl Karl
Hackl Willibald
Hackstock Wolfgang
Hadn Gerhard
Hadrawa Christa
Hadrigan Wolfgang
Hafenscher Esther
Hafenscher Gabriela
Hagelkrüs Johann
Hager Brigitte
Hahn Erika
Hahn Günter
Hahn Günter
Hahn Johannes
Hahn Leopold
Hahner Manuela
Hahn-Fornet Sabine
Haiden Tanja
Haider Lorenz
Haider Markus
Haider Thomas
Haider Eduard
Haider Karl
Heinz Wilhelmine
Hajszan Manfred
Halbauer Gerhard
Haller Johanna
Halper Mirko
Halwax Norman
Hamm Franz
Hampel Christian
Hampl Peter
Hampölz Peter
Hanafy Hassan
Handl Rene
Handlos Josef
Handlos Karl
Handschuh Georg
Hanzmann Michael
Happel Johannes
Happel Markus
Haremia Isabella
Hareter Josef
Hareter Manfred
Hareter Rainer
Harrauer Roger
Harter Bernhard
Hartl Christian
Hartl Johann
Hartmann Harald
Hartmann Roman
Haslebner Franz
Hasil Wolfgang
Haslinger Wolfgang
Haslinger Manfred
Hässler Walter
Haszak Andreas
Haszonits Paul
Hatos Alois
Hatos Siegfried
Hatos Werner
Hatzl Patrick
Haubner Karl
Hauck Gertrud
Hauer Bernhard
Hauer Wilhelmine
Hauser Werner
Hausner Gertrude
Hausner Oliver
Hausner Rudolf
Hautzinger Andrea
Hautzinger Thomas
Hawel Hermann
Hawel Sabine
Hawle Josef
Hawle Martin
Hawliczek Thomas
Hebenstreit Erhard
Hechtl Peter
Heger Peter
Heher Franz
Hehinger Franz
Heidusek Walter
Heilinger Alexandra
Heindl Maria
Heinrich Herbert
Heissenberger Ernst
Heissig Klemens
Heissig Josef
Heiszig Franz
Heiszig Franz
Heiszig Helmut
Helbich Ursula
Hellerschmied Ronald
Helly Karl
Helm Josef
Hemmer Andreas
Hennebichler Johannes
Henschl Franz
Hergovich Rudolf
Herl Gerald
Herl Martin
Hermann Jean Pierre
Herrmann Mike
Herzog Robert
Heschl Franz
Heszheimer Alexander
Heszheimer Christian
Heszheimer Harald
Heszheimer Werner-Rudolf
Heubach Helmut
Heuber Erwin
Heuber Susanne
Hierak Gerald
Hiermann Christian
Hiermann Lorenz
Hiermann Richard
Hiermann Thomas
Hiermann Paula
Hiermayer Günther
Hiermayer Harald
Hiez Eva-Maria
Hildebrand Sabine
Hilfke Alexander
Hill Rene
Hille Manfred
Hillinger Erich
Hillinger Josef
Himmler Franz
Himmler Roman
Hirmann Anton
Hirschbigl Christian
Hirschl Erwin
Hirschmann Thomas
Hirzmann Karin
Hitter Christian
Hobeig Manfred
Hochegger Willibald
Hochwartner Johann
Hoeferl Josef
Hoeflich Franz
Hoerl Johannes
Hoermadinger Barbara
Hoesch Karl
Höfel Ferdinand
Hofer Josef
Hofer Michael
Höferer Michael
Hoffmann Christoph
Hoffmann Erwin
Hoffmann Gerhard
Hoffmann Herbert
Hoffmann Horst
Hoffmann Klaus
Hoffmann Gottfried
Hofmann Bernard
Hofmann Johann
Hofschneider Anton
Hofstädter Werner
Hold Alfred
Hold Michael
Holicsek Lenka
Holicsek Christian
Holleitner Christian
Holleitner Christine
Holleitner Elisabeth
Holleitner Günter
Holleitner Walter
Holler Anne
Holub Josef
Holzapfel Stefan
Holzer Andreas
Holzer Thomas
Holzer Robert
Holzlechner Roland
Honies Matthias
Höpfler Lorenz
Horatschek Heinz
Hörl Karl
Hörmanseder Andreas
Horvat Marijan
Horvath Anton
Horvath Bernd
Horvath Ernst
Horvath Franz
Horvath Franz
Horvath Gabriele
Horvath Johann
Horvath Josef
Horvath Mario
Horvath Otto
Horvath Robert
Horvath Viktor
Horvath Walter
Horwath Peter
Hoseini Abdolhamid
Hösel Gerald
Hötsch Norbert
Hötzl Roland
Hrasche Iris
Hromadka Karl
Hromadka Regina
Hromadka Christine
Hromas Alexander
Hrubesch Markus
Hubek Jürgen
Huber Christian
Huber Christina
Huber Dominik
Huber Josef
Huber Leopold
Huber Martin
Huber Michael
Huber Rudolf
Huber Werner
Hübl Dieter
Hubner Josef
Hubner Manfred
Hudecsek Johann
Huemer Alfred
Huf Günther
Hufnagl Sascha
Hurka Andreas
Hurt Sabine
Husamann Manuela
Hysel Lisalotte
Huszar Walter
Hutfless David
Hutfless Margarete
Hutmann Josef
Hutter Helmut
Hütter Christian
Hutterer Alexander
Hutterer Helmut
Ihasz Hermann
Ilias Rüdiger
Illinger Josef
Illy Franz
Illy Reinhard
Imlinger Franz
Impsell Karl
Ingerle Sascha
Irschik Peter
Iwancsits Josef
Jäger Erwin
Jahn Christian
Jahn Rudolf
Jahn Birgit
Jahn Karin
Jahner Anton
Bettina Jaitz
Jäkel Franz
Jäkel Günther
Jakitsch Thomas
Jaksch Ignaz
Jakesch Manfred
Jamakovic Fatima
Janda Ernst
Jandrasits Otto
Janacek Ulrich
Janecek Edith
Janisch Josef
Janitsch Susanne
Janka Franz
Jankovec Andreas
Jankovits Johann
Janosi Franz
Janoszek Heinz
Jansch Brigitte
Jansch Johann
Jansei Siegfried
Jeck Stefan
Jenny Clemens
Jersabek Peter
Jerson Thomas
Jham Kulvinder si
Jindra Michaela
Jirak Karl
Jirkovsky Reinhard
Joch Georg
Jocham Gerhard
Jöchlinger Franz
John David
Jüly Eduard
Jüly Erich
Jung Richard
Jurika Richard
Jurin Rudolf
Kaderabek Werner
Kadlec Birgit
Käfer Josef
Kain Manfred
Kainrad Andreas
Kainrath Andrea
Kaiser Martin
Kaller Hans
Kallinger Klaus
Kallmeyer Ernst
Kaltenbrunner Barbara
Kaltenbrunner Nina
Kaltenacker Thomas
Kambal Seid
Kämerer Peter
Kammerhofer Christian
Kammlander Friedrich
Kammlander Johannes
Kammlander Roman
Kammlander Franz
Kammlander Leopold
Kampitsch Michael
Kandelsdorfer Herbert
Kandler Andreas
Kandler Andreas
Kapeller Waltraud
Kapoun Karin
Kapoun Rainer Michael
Karanitsch Susanne
Karel Ulrike
Kargl Christine
Karl Günther
Karl Michael
Karl Robert
Karner Franz
Karner Michael
Karner Reinhold
Kasses Sabina
Kastan Phillipp
Kastenhofer Martina
Katzberger Markus
Katzberger Susanne
Kaufmann Herbert
Kaufmann Mario
Kaufmann Markus
Kaufmann Melanie
Kazda Sonja
Keglovits Ernst
Keip Johann
Kek Christopher
Kelemen Robert
Kellner Rudolf
Kemethofer Walter
Kerb Peter
Kern Andrea
Kern Franz
Kern Thomas
Kerndl Franz
Kerschbaum Christian
Kerschbaum Manfred
Kerschbaum Michael
Kerschbaumer Franz
Kerschhofer Gerhard
Kickinger Martin
Kiefl Gerd
Kielch Malgorzata
Kienl Rupert
Kientzl Karl
Kiereln Josef
Kilner Leopold
Kirbes Leopold
Kirchmayer Johann
Kirchmayer Michael
Kirchmayer Rene
Kirchner Kurt
Kirchner Tibor
Kirschner Michael
Kirschner Wilhelm
Kirschner Sandra
Kis Rene
Kisling Manfred
Kiss Franz
Kiss Helmut
Kiss Wolfgang
Kiszelicska Franz
Kiszler Kurt
Kittenberger Johann
Kitzberger Ernst
Kitzler Herbert
Kitzler-Hartner Leopold
Klann Christian
Klaus Heinz Peter
Klaushofer Klaus
Klaushofer Markus
Klebovitz Helga
Kledorfer Günter
Klein Albert
Kleiner Gerd
Kleinlercher Sonja
Klement Alfred
Kliesspiess Roman
Kling Friedrich
Kling Gerhard
Kling Ulrich
Kloboucnik Christian
Klotz Michael
Knabel Andreas
Knappitsch Johann
Knesl Christine
Knie Walter
Knobloch Thomas
Knotek Manuela
Knotzer Christian
Kober Alfred
Koch Heinz
Koch Karl
Kocheim Bettina
Kochinger Manfred
Köck Martina
Kocmich Horst
Koeck Leopold
Kofler Elfriede
Kögl Gerhard
Koglbauer Reinhold
Kohl Karl
Kohlhauser Anna
Kohlhauser Robert
Sabine Kohlhauser
Koinig Ilse
Kokkos Sabine
Kolar jun. Robert
Kolb Anton
Kolb Christoph
Kölbel Leopold
Kölbl Robert
Kolck Wolfgang
Koleric Karl
Kollarik Werner
Kolleger Andreas
Koller Franz
Koller Harald
Kollinsky Alfons
Komar Jozef
König Hannes
Königswieser Johann
Koosz Stefan
Kopf Gerhard
Kopica Franz
Kopp Ernst
Köppe Rudolf
Koppi Ingrid
Koppitsch Hermine
Kopplin Günter
Körber Walter
Korcek Johann
Koren Christian
Korn Peter
Kornfeld Hermann
Kosky Nikolaus
Kostolich Gerhard
Kosztka Franz
Kotacka Robert
Kott Alexander
Koubek Johann
Koubek Sandra
Kousal Friedrich
Koutny Reinhard
Kovacs Christine
Kovacs Friedrich
Kovacs Heinz
Kovacs Helene
Kovacs Michael
Kovacs Thomas
Kovasits Kurt
Kovatchev Boyan
Krammer Elisabeth
Krammer Karin
Krammer Karl
Krammer Ludwig
Krammer Ronald
Krammer Silvia
Krasniewski Beata
Kratochvil Karl
Kratochvil Richard
Kratzer Hubert
Kratzer Jürgen
Kraus Marcus
Kraus Wolfgang
Kraval Erich
Kraxner Edith
Kreiner Jürgen
Krajci Evelyn
Krems Josef
Kremsner Johann
Krenn Johann
Krenn Gerlinde
Kronosz Harald
Kretschmer Elisabeth
Krexner Jutta
Kriegler Josef
Kriegler Michael
Kriszta Doris
Kroiss Otto
Kronemann Franz
Kronsteiner Elfriede
Kropej Sabine
Krotky Gerhard
Krucky Alfred
Krupica Oliver
Kruta Günther
Kubik Peter
Kudlacek Franz
Kuerzl Gerald
Kugler Maria
Kugler Peter
Kugler Wolfgang
Kühtreiber Manfred
Kühtreiber Thomas
Kulhanek Herbert
Kulicki Witold
Kulovics Claus Peter
Kümerl Roman
Kumpf Michaela
Kumposcht Werner
Schütter Dagmar
Kuni Andreas
Kunkel Robert
Kunstfeld Susanne
Kurtz Waltraude
Kurzmann Josef
Kuscher Wolf-Dieter
Kusnyerik Günther
Kusztrich Bettina
Kutrovatz Rudolf
Kuzmits Gerhard
Kvas Gerald
Lackenbauer Isabella
Laditsch Paul
Lag Hermann
Lager Gerald
Laglbauer Alfred
Lahmsack Michael
Laitner Petra
Lampl Alfreda
Lampl Thomas
Landbauer Karl
Landrichter Elisabeth
Landstetter Petra
Lang Alfred
Lang Dagmar
Lang Elisabeth
Lang Helmut
Lang Markus
Lang Irene
Lang Klaudia
Lang Sandra
Langer Kurt
Langer Peter
Langmahr Daniel
Laschka Raimund
Lashein Andreas
Laszlo Imre
Laublättner Adolf
Lauer Rudolf
Lauka Markus
Lauterer Heinrich
Leb Andreas
Leban Christoph
Lebeta Roland
Lecher Karin
Leeb Robert
Lehmann Harald
Lehner Friedrich
Lehner Harald
Lehner Rene
Lehnert Herwig
Lehr Friedrich
Leidenfrost Gerhard
Leier Gerhard
Leier Hermann
Leier Sascha
Leiner Ludwig
Leinwather Johann
Leirer Walter
Leitner Andreas
Leitner Claudia
Leitner Gerhard
Leitner Herbert
Leitner Johann
Leitner Josef
Leitner Karl
Lengfellner Hermann
Lenhardt Roland
Lenk Patrick
Lenotti Klaus
Lenzenhofer Otto
Leonhard Dieter
Leopold Hannes
Leopold Walter
Lerch Wilhelm
Lesjak Christian
Letzl Siegfried
Leu-Bahuta Heidi
Liebhart Gerald
Liedl Helga
Limbeck Georg
Limbeck Stefan
Linhart Günter
Lintner Gabriele
Lissner Josef
Liszt Alois
Locsmandy Josef
Locsmandy Werner
Locsmandy Erika
Loichtl Thomas
Loidl Karl-Heinz
Loidolt Wolfgang
Loprais Johann
Loprais Johann
Loprais Josef
Lorenschitz Franz
Lorenschitz Wolfgang
Lorenz Dagmar
Lorenz Gerhard
Loreth Anna
Lörincz Manfred
Löscher Christian
Lötsch Wolfgang
Lucet Veronique
Lück Helmut
Lughofer Ernst
Lugschitz Christian
Luntzer Georg
Lunzer Erich
Lunzer Bernadette
Lupsina David
Lutz Alfred
Lutz Franz
Mach Rene
Mach Ulrike
Machnik Anton Josef
Machon Josef
Mad Reinhold
Mädl Stefan
Magner Friedrich
Magnet Udo
Mahler Johann
Maier Albert
Maier Christian
Maier Josef
Maier Kurt
Maier Robert
Maierhofer Claudia
Maise Heinz
Mallesitz Josef
Mallesitz Roland
Malzl Gerhard
Mandl Gerhard
Mandl Thomas
Mandl-Sicha Claudia
Manfredini Joerg
Manhardt Julius
Mantler Johann
Mar Vong Vibol
Marass Arnold
Margl Bernhard
Margl Franz
Margl Franz
Margraf Heinrich
Marik Gerhard
Mark Roland
Markl Andreas
Marounek Lieselotte
Maruska Max
März Rudolf
Marzy Franz
Mategka Richard
Mateju Josef
Math Johann
Matiasovits Sabine
Mattes Franz
Matuschitz Johann
Matz Christian
Matzinger Helga
Maucha Markus
Mauler Wolfgang
Maurer Erich
Maurer Peter
Mayer Gabriele
Mayer Gregor
Mayer Hermann
Mayer Horst
Mayer Hubert
Mayer Johann
Mayer Johann
Mayer Patrick
Mayer Peter
Mayer Rainer
Mayer Katrin
Mayerhofer Detlef
Mayerhofer Hermann
Mayerhofer Peter
Mayerhofer Walter
Mayerhofer Waltraud
Mayerhofer Werner
Mayr Silvester
Mazur Christian
Medek Gerhard
Meder Willibald
Medics Michaela
Medwenitsch Andreas
Medwenitsch Ferdinand
Medwenitsch Matthias
Meerkatz Elisabeth
Meerkatz Walter
Meichl Alexander
Meichl Alfred
Meichl Ilse
Meichl Sheila
Meidlinger Christian
Meidlinger Herbert
Meidlinger Erna
Meiszl Friedrich
Meitz Franz
Meixner Horst
Meixner Reinhard
Melicher Franz
Melichar Gerald
Melichar Josef
Merkl Wolfgang
Mersich Johann
Merwar Irmgard
Mesarek Zoran
Mesele Getnet
Messerer Christian
Messermayer Johann
Messetler Johann
Messinger Gerhard
Metzele Eduard
Meyer Alexander
Meyer Robert
Michorl Hanspeter
Miculik Paul
Miedler Tanja
Mieselberger Helmuth
Miglar Günther
Migsich Christine
Migsich Herbert
Mikletitsch Franz
Mikletitsch Ljubica
Miksch Karl
Mikula Rainer
Mikula Roman
Millesits Johann
Milosevic Leonora
Milota Sascha
Mital Stanislawa
Mitteregger Martin
Mitterer Markus
Mittnecker Jan
Mladek Franz
Mock Monika
Mock Maria Gertrude
Mödler Eduard
Moebius Paula
Moertinger Thomas
Mohl Doris
Moispointner Michaela
Moldanovic Barbara
Mollik Christian
Mollik Silvia
Molnar Rudolf
Morn Karin
Mory Thomas
Mosock Sabine
Moser Ernst
Moser Harald
Moser Maria
Moser Theresia
Mottl Claudia
Moyses Manfred
Mucha Christian
Mueller Brigitte
Mueller Silvia
Muellner Dieter
Muhr Wolfgang

FILE NO. 82-3907

Mulk Franz
Mulk Jürgen
Mujzer Mario
Mujzer Markus
Müller Kurt
Müller Michael
Müller Ronny
Müllner Ludwig
Müllner Michael
Müllner Margarethe
Murlinger Christa
Musel Heinz
Musel Marcus
Musel Martin
Musel Michael
Mussi Barbara
Mustajbegovic Mina
Mustajbegovic Muneran
Mutsch Karl
Mynha Robert
Nagy Albert
Nagy Christian
Nagy Volker
Nausch Michael
Navratil Johann
Neleman Rene
Nemeth Alexander
Nemeth Alexandra
Nemeth Barbara
Nemeth Kurt
Nemeth Irene
Nemeth Roswitha
Nemeth Sylvia
Nemetz Heide-Maria
Nenicka Franz
Neubauer Christoph
Neuberger Renate
Neuhold Werner
Neumann Rudolf
Neumann Stefan
Newald Helmut
Nezold Thomas
Nichtenberger Andreas
Nichtenberger Johann
Nichtenberger Theresia
Niedl Manuela
Niedl Peter
Niefergall Florian
Niemeczek Herbert
Nierer Martin
Niessl Verena
Nigrin Robert
Nikolaus Margit
Nissel Peter
Nittnaus Hans-Jürgen
Nittnaus Matthias
Niulaszy Reiner
Nolz Stefan
Nossek Franz
Nouza Anton
Novacek Roman
Novacek Karl
Novak Christian
Novotny Helmut
Nowak Heinrich
Nowak Margret
Nowi Roland
Nowotny Hannes
Nowotny Reinhard
Nozar Stefan
Nuessel Christine
Nussbaumer Andreas
Nussbaumer Josef
Nussgraber Rudolf
Oberleithner Jörg
[illegible]
Ochs Reinhard
Ochsenbichler Alois
Oettl Eduard
Ofenmueller Thomas
Ohr Elisabeth
Okrouhly Alfred
[illegible]
Omorowa-Winkler Kornelia
Opferkuh Christian
Opitz Andrea
[illegible]
Oppitzhauser Gerhard
Ordelt Michael
Ortbauer Karl-Heinz
[illegible]
Orther Thomas
Oswald Michael
Otsch Wolfgang
[illegible]
Otto David
Paal Thomas
[illegible]
Pachtner Roland
Pallik Karina
Pallik Karl
[illegible]
Pareder Erika
Pal Franz
Paldan Georg
[illegible]
Palenik Dieter
Palenik Robert
Palenik-Schöllenbauer Markus
Palkowitz Johann
Palmanshofer Franz
Palmanshofer Gerhard
[illegible]
Panholzer Alfred
Papp Friedrich
[illegible]
Papa Maria
Papp Günther
Pasqualli Hannes
[illegible]
Paul Roswitha
Paulini Mathias
Pawluzki Anita
[illegible]
Pechter Erika
Pechter Ferdinand
Peck Anton
[illegible]
Pelzer Josef
Pelzer Karl
Pemberger Markus
Penecker Leopold
Perlinger Edith
Perlinger Manuela
[illegible]
Peters Sabine
Pethö Hans
Petracs Monika
[illegible]
Petritsch Alfred

Petzka Heinz
Pfaffenlehner Bettina
Pfalz Brigitte
Pfandlbauer Walter
Pfann Herbert
Pfann Walter
Pfeffer Anton
Pfeffer Manfred
Pfeiffer Bibiane
Pfeiffer Christa
Pfeiffer Wolfgang
Pfisterer Josef
Pflanzl Walter
Pfolz Josef
Pfriemer Norbert
Piber Reiner
Pichler Rupert
Pichlhöfer Robert
Pikhart Gertrude
Piller Horst
Piller Regina
Piller Thomas
Pillitsch Ewald
Pimpel Johann
Pimpel Martin
Pingitzer Franz
Pinter Nicole
Pischa Roland
Pitnauer Rudolf
Pitsch Wolfgang
Pitschmann Gerhard
Pittnauer Karell
Pitzl Markus
Pitzl Walter
Plattner Alexander
Playl Georg
Pleyer Roland
Plochberger Alexander
Ploderer Rene
Ploetzer Andreas
Pober Marcus
Pober Peter
Pober Thomas
Pöckl Josef
Poechhacker Robert
Poehn Ilse
Poelz Edmund
Poelz Manfred
Poenaru Ion
Pohn Ingrid
Pojar Michael
Pojar Stefan
Polak Markus
Pölcz Manfred
Pölzl Gerhard
Pollassek Daniela
Polster Wolfgang
Pöltl Heinz
Pölzinger Karl
Pomikal Claudia
Pönauer Johann
Pongratz Brigitta
Popp Anton
Popp Jürgen
Popp Manfred
Poschalko Markus
Poschalko Willibald
Pospisil Dagmar
Pouzar Michael
Povolny Erwin
Pozzobon Markus
Pozzobon Peter
Pracht Axel
Prakisch Alfred
Prascsaits Mathias
[illegible]
Preis Maria
Preisinger Inge
Preisler Hermann
Preissler Oliver
Prem Harald
Preselmaier Günther
[illegible]
Prinz Friedrich
Prinz Mario
Prochazka Karin
[illegible]
Prokop Alfred
Prokop Margit
Promintzer Wolfgang
[illegible]
Pudik Veronika
Puff Sabine
[illegible]
Purkarthofer Karin
Purkart Josef
[illegible]
Ivan Quintero
Raab Helmut
Raab Karin
[illegible]
Rabitsch Erik
Rabitsch Herta
Rabitsch Norbert
[illegible]
Radinger Andreas
Radosztits Robert
Radosztits Werner
Radosztits Wilhelm
Radovanich Johannes
Radovanich Thomas
Rappwits Sonja
[illegible]
Rascher Erich
Rasl Adolf
[illegible]
Rath Stefan
Rathammer Dietger
Rathler Friedrich
[illegible]
Rauch Otto
Rausch Wolfgang
Rauscher Werner
[illegible]
Redl Yuko
[illegible]
Regner Richard
Regner Martha
Rehak Walter
Rehberger Erich
Rehwald Herbert
Rehwald Wolfgang
[illegible]
Reiff Stefan
Reimueller Wolfgang
[illegible]
Reischenboeck Elisabeth

Reisegger Felix
Reisinger Gerald
Reiskub Stefan
Reisner Stefan
Reitbrecht Helmut
Reiter Sandra
Reiter Susanne
Reither Markus
Reitinger Herbert
Reitsamer Herbert
Remischberger Andreas
Rencher Helmut
Renner Erich
Resch Gottfried
Resch Heinz
Ressmann Heribert
Ressner Eduard
Riba Rudolf
Richter Ferdinand
Richter Leopold
Richter Rainer
Richter Sabine
Richter Walter
Richter Wilfried
Rieck Gottfried
Rieder Mark
Riedl Josef
Riedl Leopold
Riedl Waltraud
Riedmayer Peter
Riegl Thomas
Rieschl Josef
Riesner Rainer
Rigler Josef
Rinalds Rene
Rindler Claudia
Ringhofer Johann
Rinzner Wolfgang
Ristl Helmut
Ristl Martin
Ritter Franz
Ritter Michael
Rixinger Rudolf
Rödler Gerhard
Roehrer Christian
Roesel Monika
Roesinger Peter
Roessler Friedrich
Rohacek Wolfgang
Rohowsky Walter
Rohrer Rudolf
Rohrer Walter
Roiss Christian
Rojky Harald
Roka Martin
Romankiewicz Sylvia
Rommer Rudolf
Rosenberg Ines
Rosenecker Peter
Roser Alfred
Roser Stefan
Rosmann Josef
Rosner Gerhard
Rosner Christian
Roth Josef
Roth Josef
Rotter Helmut
Rousavy Peter
Rozboril Dieter
Rubenz Herbert
Rucnov Goran
Rudolf Gottfried
Rupf Eva
Rupf Reinhard
Rupp Christian
[illegible]
Rupp Josef
Rupp Martin
Ruppl Andreas
Ruppl Ernst
Russ Oliver
Russwurm Robert
[illegible]
Sadilek Robert
Sagmeister Robert
Saibl Monika
[illegible]
Sammer Georg
Sammer Thomas
[illegible]
Sattler Johann
Settler Josef
Settler Richard
[illegible]
Schaden Franz
Schadenhofer Andreas
[illegible]
Schäfer Thomas
Schaffarczik Andreas
Schäffer Herbert
[illegible]
Schaffranek Rudolf
Schaja Stefan
[illegible]
Scharmer Johann
Schattauer Karl
Schatz Andreas
Schebek Otto
Schedl Wolfgang
Scheiblhofer Edith
[illegible]
Schelz Karin
Schemitz Gisela
[illegible]
Scherr Richard
Scherry Harald
Scheumbauer Peter
[illegible]
Schiener Ingrid
Schiller Karl
Schilling Leopold
[illegible]
Schindler Hildegard
Schindler Josef
[illegible]
Schlagenhaufen Susanne
Schlager Franz
Schlang Thomas
Schlathau Robert
Schlegel Norbert
Schleich Ronald
[illegible]
Schlösinger Janina
Schmaus Andreas
[illegible]
Schmicki Richard

Schmid Doris
Schmid Elfriede
Schmid Josef
Schmid Karl
Schmid Marianne
Schmid Norbert
Schmid Rene
Schmid Rudolf
Schmid Thomas
Schmid Roman
Schmid Christian
Schmidt Christian
Schmidt Christian
Schmidt Edmund
Schmidt Erich
Schmidt Renate
Schmidt Walter
Schmied Dietmar
Schmied Franz
Schmied Johann
Schmied Robert
Schmied Rupert
Schmölzer Herbert
Schmölzer Kurt
Schmucker Leopold
Schnattinger Viktor
Schneemayer Peter
Schneider Anton
Schneider Birgit
Schneider Erich
Schneider Josef
Schneider Josef
Schneider Kurt
Schneider Rosemarie
Schneider Sylvia
Schneller Andreas
Schnölzer Hans
Schöbel Marcus
Schoberwalter Edith
Schock Franz
Schock Maria
Schoderitz Franz
Schodits Barbara
Schoeffberger Helmut
Scholberger Ingrid
Schön Thomas
Schopf Erich
Schopf Gerhard
Schopfhauser Stefan
Schorn Wolfgang
Schragner Gerhard
Schraml Andreas
Schraml Wolfgang
Schrammel Herbert
Schrammel Verena
Schrauder Daniela
Schrefl Ulrike
Schreiber Dietmar
Schreiber Franz
Schreier Günter
Schreiner Matthias
Schremser Roman
Schrentewein Gabriele
Schriefl Georg
Schrittwieser Roland
Schrittwieser Sabine
Schubert Erich
Schuch Helene
Schueller Gerald
Schuetz Erich
Schuh Karin
Schuh Sylvia
Schuhmacher Manfred
Schuhmann Herbert
Schuller Alfred
[illegible]
Schultz Anton
Schumacher Kurt
Schuster Roman
Schütz Manfred
Schütz Oskar
Schütz Susanne
[illegible]
Schwaiger Herbert
Schwaim Christian
[illegible]
Schwarz Bernd
Schwarz Franz
[illegible]
Schwarz Karin
Schwarz Marcus
Schwarz Manfred
[illegible]
Schwarzbauer Werner
Schwarzenecker Elisabeth
[illegible]
Schweiger Matthias
Schweiger Sascha
Schweigl Herbert
[illegible]
Schwinganschlögl Walter
Schwinghammer Erwin
Schwoedt Birgit
Schymik Eva
[illegible]
Sebanic Anton
Seema Sombad
Seewald Daniela
Segel Stephan
Sehnal Peter
Seidl Christian
[illegible]
Sekanina Manfred
Selbmann Walter
[illegible]
Serloth Christian
Seswald Gerhard
[illegible]
Siegl Walter
Siegmeth Georg
[illegible]
Simm Florian
Simon Manfred
Simon Viktor
Simonitsch Franz
Simonitsch Maria
Singh Gabriele
[illegible]
Skrenek Renate
Skrenek Robert
[illegible]
Slatner Johann

Slawitz Andreas
Sloboda Walter
Slovak Helmut
Smeibidlo Harald
Smejkal Johannes
Smejkal Peter
Smetana Johann
Smith Herbert
Sohl Heinrich
Sommer Brigitte
Sommer Ferdinand
Sommer Gerhard
Sommer Josef
Sommer Johann
Sommerer Manfred
Sorger Josef
Soucek Erwin
Soucek Michael
Soukup Gerhard
Spatz Gerald
Spatz Michaela
Spazierer Jürgen
Spazierer Thomas
Speckl Erwin
Sperl Günter
Spiegel Sabine
Spielauer Roman
Spieler Michaela
Spiesz Karola
Spinka Walter
Spitzer Franz
Spitzhuettl Elfriede
Spitzhütl Johann
Spitzhüttl Johann
Sprenger Ernst
Andrea Sprenger
Sprenger Anita
Springer Johann
Stach Christian
Stach Monika
Stadlbauer Helga
Stadler Fritz
Stadler Josef
Stadler Martin
Stagl Dieter
Stagl Harald
Stagl Roman
Staller Michaela
Stamhammer Margot
Stampfel Esther
Stangl Karl
Stanovnik Alexander
Stanzl Annemarie
Stefanits Alexander
Steffler Thomas
Steger Franz
Steger Günter
Steidl Josef
Steiger Gerhard
Steinböck Victoria
Steindl Bernhard
Steiner Elisabeth
Steiner Josef
Steiner Markus
Steiner Reinhard
Steiner Walter
Steiner Bernd-Erich
Steiner Bettina
Steiner Manuela
Steinwender Ulrich
Steixer Michael
Stepan Paul
Steppert Edith
Sterba Andreas
Sterba Gerda
Sternecki Franz
Steurer Dietmar
Steurer Hermann
Steurer Johann
Steurer Karl
Steurer Leopold
Steurer Othmar
Steurer Siegfried
Stilberitz Anton
[illegible]
Stiglleithner Johann
Stigleitner Gerhard
[illegible]
Stockinger Walter
Stögermayer Michael
Stoiser Klarissa
[illegible]
Storch Birgitte
Storch Christian
Storch Franz
[illegible]
Strauby Erwin
Strauby Heinz
[illegible]
Striny Friedrich
Striny Robert
[illegible]
Strobl Sabine
Strobl Stephan
Strobl Thomas
Strobl Melanie
Ströck Franz
Strohmayer Herbert
Strommer Johann
Strondl Wolfgang
Strudler Julius
Stubaum Jasmine
Studenitsch Gabriele
Studnicka Johann
[illegible]
Stürzinger Siegfried
Sukal Gerald
[illegible]
Summer Johann
Summer Josef
[illegible]
Süss Maria
Suttich Christian
[illegible]
Swoboda Franz
Swoboda Helmut
Swoboda Jürgen
[illegible]
Szabo Christian
Szabo Lorenz
Szabo Ludwig
Szakacs Franz
Szakacs Friedrich
[illegible]
Szegner Thomas
[illegible]
Szücs Peter

Szuesz Richard
Taborsky Erwin
Taborsky Susanne
Taitl Robert
Tallian Arno
Tarits Martin
Taschner Christiane
Taschner Johann
Taschner Thomas
Täuber Christine
Taus Christian
Tebest Gerhard
Tebest Manfred
Teizer Christian
Teleskiav Angelika
Telsu Robert
Temper Elisabeth
Temper Harald
Tergovics Karl
Tergovics Margit
Tesar Leopold
Teufer Franz
Teufer Helmut
Theiler Gerald
Theiler Elfriede
Theiler Sylvia
Theiler Ewald
Theil Franz
Theil Herbert
Theil Martin
Theuer Jose
Theuringer Georg
Thier Christian
Thier Markus
Thomass Horst
Thong Van Tha
Thönnessen Sonja
Thullner Peter
Thurner Barbara
Thury Gerda
Thyringer Josef
Tiboretz Erich
Tiboretz Manfred
Tiefenbacher Helmut
Timm Christof
Tippl Helene
Titta Christian
Titz Christian
Tmej Michael
Tobes Friederike
Tobes Helmut
Tobler Otto
Tobler Thomas
Gerhard Tobler
Todorovic Nebojsa
Toegel Rene
Tognotti Ernst
Tokic Thomas
Told Franz
Töltl Karl
Tomacek Wolfgang
Tongits Petra
Tonhauser Karl
Tonn Erich
Tonn Rainer
Tonn Walter
Tonneser Ernst
Toth Maria
Toth Michael
Toth Robert
Toth Thomas
Toth Melinda
Toyfl Gisela
Trakall Andreas
Traunig Valentin
Trautner Verena
Travnik Anton
Travnik Helmut
Travnik Manfred
Travnik Mario
Traxler Herbert
Treiber Erich
Treppel Bettina
Treppel Gertraud
[illegible]
Trost Franz
Trost Sabine
Truchlar Brigitte
[illegible]
Trybus Judit
Tschak Christine
Tschany Alfred
[illegible]
Tschida Jürgen
Tschida Andrea
Tschismasia Erich
Tschismasia Ernst
Tschismasia Peter
Tuerk Heinz
Tuma Erich
Tuma Karl
[illegible]
Tumpach Karl
Tyrner Marco
Ujvary Hans
[illegible]
Unger Ernst
Unger Ernst
Unger Heinrich
Unger Helga
Unger Johann
Unger Johann
Unger Johann
Unger Manfred
Unger Manfred
Unger Manfred
Unger Otto
Unger Sabine
[illegible]
Urban Anton
Urbanek Gerald
[illegible]
Vago Maria
Valent Franz
Valentin Thomas
[illegible]
Vargekipas Wolfgang
Vasak Roman
Vavru Franz
[illegible]
Vermes Zoltan
Vesely Christian
Viertl Maria
Virag Ursula
Vitmann Rudolf
Vlach Christian
Vladyka Ernst
Vik Helmut
Vock Gerhard
Vockenhuber Paul
Vollmer Rudolf
[illegible]
Vondra Dorrit
Vondracek Sylvia
[illegible]
Vrbs Lukas

Vugodits Ernst
Vystavel Hans
Wachter Petra
Wacker Friedrich
Wacker Kurt
Waditschatka Johann
Wady Franz
Wagensonner Leopold
Wagner Alice
Wagner Christian
Wagner Christian
Wagner Hermann
Wagner Karl
Wagner Karl
Wagner Thomas
Wagner Walter
Wagner Wilhelm
Wagner Edeltraud
Wahrmann Otmar
Waitzer Andreas
Wais Renate
Waldrauch Alfred
Waldrauch Markus
Walla Suzanne
Wallner Johann
Wallner Johann
Wallner Walter
Wallner Wolfgang
Walter Franziska
Waltner Herbert
Waltner Wilhelm
Waniek Christian
Wanis Peter
Wanis Walter
Wanzenböck Harald
Wappl-Ulz Veronika
Waschka Gerhard
Wasserscheid Robert
Wastl Josef
Weber Alfred
Weber Anita
Weber Elisabeth
Weber Günter
Weber Gustav
Weber Paul
Weber Reinhard
Weber Silvia
Weber Manfred
Webersdorfer Adolf
Wegl Thomas
Wehofer Hanspeter
Weidhofer Andreas
Weidinger Karl
Weidlinger Georg
Weigand Sabine
Weigl Josef
Weigl Kurt
Weigl Michael
Weigl Peter
Weigl Wilhelm
Weigmann Markus
Weiland Mark
Weimann Johannes
Weingast Peter
Weingast Peter
Weinhandl Franz
Weinhofer Franz
Weinmüller Stefan
Weinzierl Karl
Weis Andreas
Weishappel Johann
Weishäupl Helmut
Weishäupl Josef
Weismann Christian
Weiss Albert
Weiss Beate
Weiss Franz
Weiss Franz
Weiss Hans
Weiss Harald
Weiss Norbert
Weiss Richard
Weiss Werner
Weiss Werner
Weissenböck Elisabeth
[illegible]
Weisz Martin
Weisz Roman
Weiszmann Reinhard
[illegible]
Wendelin Wolfgang
Wendelin Markus
[illegible]
Werth Anton
Wenzdorfer Anita
Wenzel Alfred
Wenzel Klaus
Werdenich Hans Jürgen
Werdenich Helmut
Werdenich Rudolf
Werdenich Wolfgang
[illegible]
Werner Juergen
Wessely Christian
Wessely Heinz
[illegible]
Widhalm Friedrich
Widmann Waltraud
Wiederhold Otto
Wiedner Marcus
Wieger Maria
Wieger Martina
Wieger Siegfried
Wieger Thomas
Wiesinger Julia
Wiesinger Karl
Wild Roland
Wilfing Johann
[illegible]
Wimmer Andreas
Wimmer Frank
[illegible]
Windberger Andreas
Windisch Ivonne
[illegible]
Winkler Konrad
Winkler Leopold
Winter Wolfgang
[illegible]
Wittmann Annemarie
Wittmann Franz
Wittmann Josef
Wittmann Wilhelm
Wittmann Wilhelm
Wlaschitz Gerhard
Wodner Markus
Wodner Roland
Wohlfart Georg
Wolf Birgit
Wolf Josef
Wolf Roman
Wolf Christian
Wolf Eva
Wolkersdorfer Christian
Wolkersdorfer Herbert
[illegible]
Wundari Karl

Wunderl Patrick
Wunderl Rudolf
Wunderlich Erich
Wunsch Franz
Wurm Siegfried
Wurzinger Michael
Zach Franz
Zach Franz
Zach Martin
Zach Rudolf
Zach Christoph
Zankovitsch Andreas
Zaplatal Walter
Zapotocny Werner
Zapotocny Werner
Zaubl Erich
Zedka Karl
Zehenthofer Werner
Zehetgruber Karin
Zehetner Sascha
Zehgruber Andreas
Zeidler Gabriele
Zeidler Norbert
Zeilinger Johann
Zeilinger Jaqueline
Zeinzinger Günter
Zeisler Eva
Zeitelhofer Fritz
Zelezic Andreas
Zerzan Wolfgang
Zeugswetter Oskar
Ziegner Alois
Zierhofer Christian
Ziffer Andreas
Ziffer Margarete
Zikan Andreas
Zillinger Andreas
Zimmer Alfred
Zimmer Bettina
Zimmer Gerhard
Zimmer Ilse
Zimmer Jacqueline
Zimmer Manfred
Zimmermann Manfred
Zimmermann Martina
Zimmermann Thomas
Zinggl Erwin
Zinngiesser Roland
Zinschitz Johannes
Zipperer Karin
Zoczek Herbert
Zötl Christian
Zwaimueller Gustav
Zwaimueller Margareta
Zwickelstorfer Johann
Zwickelsdorfer Leopold
Zwierschitz Maria
Zwifelitsch Gerhard
Zwinger Hermann
Zwinger Josef

A look behind the scenes.

An airport is just like a living organism: a complex structure of widely different functions and interests, the interaction of responsibility, specialisation and emotion.

Our passengers set the standards – and these standards change continually along with the needs of our guests.

Vienna International Airport is a multifaceted system of clear and proven facts, of visible and practical comforts. A blend of reality and fantasy. A world of its own that demands motivation, professionalism, and a high degree of dedication.

And even when you can't see them: more than 2,6[illegible] men and women at work every day.

Fritz Zeitelhofer

Department V, Ramp Handling Director /
Head of 460 ground-handling employees.



Christian Opferkuh

Department V, Loader /
30,000 pieces of baggage loaded and unloaded, day in – day out.

FILE NO.
82-3907





FILE NO.
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39
40


Airpor

Edith Schoberwalter

VIAS, Person and Hand Luggage Control /
Security for 17,000 passengers, each and every day.



Harald Hartmann

Department S, Airport Operations Officer /
Apron safety for 185,000 starts and landings.

FILE NO.
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Michael Rziha

Department V, Loader /
Tonnes of baggage loaded in less than 30 minutes.



Birgit Kadlec

Department A, Information Counter /
Competent answers to questions on the airport.

FILE NO.
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FILE NO.
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VIC









Thomas Götzinger

Department SZ, Security /
Guarantees the highest standards of security.






Play

Contents

Structure of the Flughafen Wien Group

Organisation of the Group

FILE NO.
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___The following diagram shows the major holdings relevant for the 2001 business year. A complete list of all investments held by Flughafen Wien AG can be found on pages 100–102. VIE BBI, a wholly owned subsidiary of Flughafen Wien AG, holds an investment in the development company involved in the privatisation of Berlin-Brandenburg Flughafen Ges.m.b.H. (BBF), and will own a 7% share of this company in the future. The subsidiary VIE España, which is headquartered in Spain, holds an investment in a Spanish company that will develop the Ciudad Real Airport project.


100% City Air Terminal Betriebsges.m.b.H. (CAT)
100% VIE Liegenschafts-beteiligungs-ges.m.b.H. (VIEL)
100% Flughafen Wien Immobilien-verwertungs-ges.m.b.H. (IVW)
100% Vienna Aircraft Handling Ges.m.b.H. (VAH)
100% Vienna International Airport Security Services Ges.m.b.H. (VIAS)
Flughafen Wien AG
Vienna International Airport
100% Vienna International Beteiligungs-management Gesellschaft m.b.H. (VINT)
51% Vienna Airport Baumanagement GmbH (VAB)
32% VIE-Reiseservice GmbH
100% Flughafen Wien / Berlin Brandenburg Int. Entw. Beteilig.-ges.m.b.H. (VIE BBI)
100% VIE International Airport España S.L. (VIE España)

Vienna International Airport

As a profit and growth-oriented service company, we stand for speed, security and a high standard of service.

__Flughafen Wien AG is one of five publicly traded airports in Europe. Public shareholders hold minority interests of only 40%. Our workforce participates directly in dividends through an employee fund, which owns 10% of share capital. The remaining 50% represents free float.

__We are the developer, builder, and general operator of Vienna International Airport as well as provider of a wide range of related services.

__We actively work to utilise the high growth potential inherent in our core business and advantages provided by the airport as a business location for the benefit of our region. As the major East-West transfer airport in Europe, we are a key economic driver for the entire eastern region of Austria. Our annual tax payments total approximately € 30 million.

__Nearly 12,000 people[1] work in 198 companies at Vienna International Airport, and an additional 12,000 jobs[1] are indirectly related to airport operations. Vienna International Airport generates value added of more than € 2.1 billion for the Austrian economy, which represents approximately 1% of the Austrian gross domestic product. Over the past three years, employment at the airport has grown 18-times faster than in the Austrian economy as a whole. By 2015, we expect our contribution to the Austrian economy will exceed € 5.8 billion (at today's prices). Vienna International Airport also enjoys a high degree of acceptance with the population because of its economic importance, and this will be a crucial factor for our continued development as a business location with the eastward expansion of the EU.

1) Source: Institute of Industrial Science, Study "Wirtschaftsfaktor Flughafen", 2000

Statement by the Management Board

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Dear Ladies and Gentlemen,

__2001 will go down in the history of civilian aviation as an "annus horribilis": the tragic events of 11 September rocked the foundations of the industry, causing further damage to airlines already weakened by recession and the loss of thousands of jobs.

__In this difficult environment, the Flughafen Wien Group achieved good results. At € 66.3 million, profit was 9.3% lower than the record level of last year, even though forecasts for air traffic growth in the reporting year fell below expectations. Weak traffic development and problems in the airline industry translated into a 2.2% decline in turnover to € 320.1 million. We have therefore adjusted our planned investment programme of € 115.4 million to reflect this new operating environment, and reduced proposed capital expenditure to € 61.3 million.

__The events of 11 September led not only to a decline in the number of passengers, they also amplified the business problems of many airlines, including the Austrian Airlines Group, to a considerable degree. As an airport operator we were confronted not only with falling turnover, but also with the need to implement and manage intensified security measures. In an extremely short period of time, we were able to reorganise processes, inform passengers, and hold inconvenience to an absolute minimum. Our efforts were highly successful, as demonstrated by the latest European Civil Aviation Conference audit, which gave us a high rating of 1.17.

__We are convinced that the experience gained over these difficult weeks and months will help us expand our position as a particularly fast, safe and convenient airport. As a transfer airport, this will also provide us with a significant advantage over our competitors. An indication of passenger satisfaction with Vienna International Airport is the Service Excellence Award, which we won last year as second-best airport in the "up to 15 million passengers worldwide" category.

__We view our operating environment as a unique opportunity for Vienna International Airport. Our vision is to become the gateway to the east in the new, enlarged European Union.

__Even in this difficult year, we were able to build on our position as an East-West hub: the number of passengers travelling from Vienna to Eastern Europe increased by a double-digit figure. Today we offer the largest number of destinations in this region, which will enable us to profit more strongly than others from the planned eastern expansion of the EU. We are presently the closest airport for a total of 5.8 million passengers who can reach Vienna within 2 hours, and the expansion of the EU will add 7.1 million potential customers to this market. The pent-up demand for business and vacation travel in Eastern Europe is expected to provide added support for our growth.

__A further strategic focus of the Flughafen Wien Group is the transfer sector, which again showed double-digit growth in 2001. Our status as the fastest transfer airport in Europe, with 25-minute minimum connecting time, has played a key role in this expansion. We have set new strategic initiatives to promote this development: our new tariff agreement regulates fees up to 2006, and will provide additional support for the expansion of transfers and flights to Eastern Europe. In addition to a general reduction of 3% in landing tariffs, we have created a new regional tariff that offers savings of 27% for flights within a radius of 600 km and thereby encloses this new population area. For long-haul flights, we have created an added incentive to include Vienna in flight schedules with a reduction of almost 20%.

Vienna International Airport



Kurt Waniek
Member of the Board

Herbert Kaufmann
Member of the Board
and Speaker

Gerhard Schmid
Member of the Board

___We have also recognised the increasing strategic importance of our non-aviation segment. In 2001 we spent a total of € 10.4 million on the development of new rental space, and further investments will follow in the coming years. By 2004 we intend to build an office park with total space of 26,000 sq.m. and a total investment value of € 45 million. We have made the planned € 210 million expansion of the Skylink Terminal more flexible up to 2006 in order to better reflect the development of traffic.

___Recently, the Austrian Federal Railways acquired a 49.9% holding in our City Air Terminal (CAT GmbH). Starting on 14 December 2003 CAT will operate an airport express, which will connect passengers with the "Wien-Mitte" transit centre in approximately 15 minutes. As announced last year, this is not only an excellent connection for our passengers but also an additional source of income for our Company.

___After the successful participation of our employees through a private foundation in 2000, we also continued work in the past year to make our compensation system more modern and flexible. New models will lead to a reduction in personnel expenses over the long-term and include the introduction of part-time jobs for older employees, settlement payments for pensions and future restructuring of the workforce. The cost has already been reflected in an appropriate provision.

___From the present point of view, we must assume that traffic will decline during the 2002 Business Year. We forecast a decline of 4% in the number of passengers, 3% in flight movements, and 5% in maximum take-off weight (MTOW). Beginning in the third quarter of 2002, we do however, expect an increase in the number of passengers. Long-term growth forecasts for the aviation industry remain intact and predict growth rates of 5 to 6% per year.

___With a dividend yield of 6.3% (price at year-end), we are one of the top income stocks in the ATX. In keeping with our corporate governance philosophy, we consider it our responsibility to earn distributable profits on a lasting basis. For shareholders, our goal is a pay-out-ratio equal to 60% of annual net profit.

___We would like to express our thanks to our business partners for the trust they have placed in us and to all our employees, managers, and members of the Works' Council for their dedication and efforts both in the past and the future.

Yours sincerely,
The Management Board

Herbert Kaufmann Member of the Board and Speaker	**Gerhard Schmid** Member of the Board	**Kurt Waniek** Member of the Board

Management

___On 1 October 1999 the Supervisory Board appointed the Management Board of Flughafen Wien AG for a term of office lasting to 30 September 2004. The 16 key managers who report directly to the Management Board include the heads of four business units, three service units, and nine staff departments.

___Implementation of the Company's strategy is subject to regular monitoring as part of a comprehensive system that includes both financial indicators and qualitative factors such as customer and employee satisfaction. This also includes a performance-based incentive programme for the first two levels of the organisation, which serves to guarantee the delivery of strategic goals. The Management Board sets its financial and quality goals together with the Supervisory Board.

___**Herbert Kaufmann,** born 1949, married, one son and one daughter, worked with various Austrian and foreign companies while studying macroeconomics. In 1975 he joined the Chamber of Labour of the Province of Lower Austria, where he was appointed head of the economics department only two years later and director in 1985. He has also served as a member of the provincial and federal parliaments. In 1999 he was appointed member and speaker of the Management Board of Flughafen Wien AG where he is responsible for airline and terminal services, the secretariat, communications, land development, and strategy and controlling. His primary objective for 2002 is "to further expand the position of Vienna International Airport as the major East-West hub, especially in view of the planned EU expansion".

___**Gerhard Schmid,** born 1957, married, father of two daughters, started his career with Böhler AG (Seibersdorf Research Centre). In 1979 he joined Municipal Department 46 of the City of Vienna, which is responsible for the technical aspects of traffic planning. He was appointed manager of the office of then Mayor Helmut Zilk in 1987. In 1993 he joined the auditing department of Vienna International Airport, where he became manager in 1995. The former Management Board appointed him as Head of Technical Services in 1997, and two years later he advanced to become a member of the Management Board of Flughafen Wien AG. His responsibilities include handling and airport services, information systems, technical services, quality management, and auditing. He sees a challenge in positioning Vienna International Airport as a security and service leader, and believes we "must strengthen our efforts in these areas over the coming year as a consequence of the events of 11 September".

___**Kurt Waniek,** born 1959, married, one daughter, one son. In 1985 as a young lawyer, he joined Flughafen Wien AG as assistant to the head of the legal and real estate department and assumed responsibility for the legal department within the secretariat in 1988. The then Management Board appointed him to manage the real estate department in 1997. In the ACI Europe Legal Affairs Committee, he represented the interests of Vienna International Airport for many years, and served as chairman of this organization from 1995 to 1997. He was appointed to the Management Board in October 1999 where he is responsible for consumer services, personnel, finance and investments, and management services. A major part of his activities are directed towards international investors and analysts. Therefore, one of his major tasks in the coming months will be "to strengthen the confidence of shareholders and potential investors in the long-term earning power of our Company".

The Aviation Business

Basics of the airport business

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__Among the key criteria for evaluating an airport business are its major revenue drivers – the number of passengers using the airport, flight movements, and maximum take-off weight (MTOW). This information is only useful, however, in combination with the types of aircraft in operation, particularly for handling, cargo, the number of departing passengers and MTOW. Aircraft manufacturers determine a maximum allowable take-off weight for each type of aircraft, and landing fees are based on this figure, regardless of actual load. The number of passengers also has a direct impact on airport revenues through the so-called "duty" that airlines charge each departing passenger. The ideal traffic development for Vienna International Airport is growth in MTOW and passenger volume, coupled with a smaller increase in flight movements. This will allow the existing runway capacity to be used for a longer period of time.

Passengers

2001	11,853,000
2000	11,940,000
1999	11,204,000
1998	10,639,000
1997	9,738,000
1996	9,141,000

Transfer passengers

2001	3,760,000
2000	3,352,000
1999	3,066,000
1998	2,783,000
1997	2,067,000
1996	1,765,000

Flight movements

2001	185,400
2000	186,500
1999	171,700
1998	165,200
1997	156,700
1996	154,900

MTOW in thous. tonnes

2001	5,113
2000	5,350
1999	5,020
1998	4,680
1997	4,460
1996	4,490

Cargo (Air Cargo and Trucking) in tonnes

2001	159,525
2000	180,667
1999	161,238
1998	150,123
1997	148,658
1996	129,873

Success Factors of Vienna International Airport

The basis for lasting growth

FILE NO.
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Transfer Time

___In all international reservation systems, total flight time is the key criterion for ticket sales. After direct flights, routes with minimum connecting time are the next most important. Transfer time for flights to and from Vienna has remained the shortest in Europe, despite the need for increased security measures.

Minimum Connecting Time in Europe[1] in minutes

Vienna (VIE)	0:25[2]
Munich (MUC)	0:35
Zurich (ZRH)	0:40
Copenhagen (CPH)	0:45
Frankfurt (FRA)	0:45

1) Published guaranteed connections, Source: OAG Flight Guide
2) Within the Star Alliance

Higher Percentage of Transfer Passengers

___In 2001 transfers rose to nearly 32% of the total number of passengers using the airport. A high share of transfer passengers improves the load factor for both destinations and frequency, and also provides an extensive range of flights.

Transfer Passengers

	Passengers	Share in %
2001	3,760,000	31.9
2000	3,352,000	28.4
1999	3,066,000	27.7
1998	2,783,000	26.4
1997	2,067,000	21.5

High-Tech Handling

__A particularly important factor for transfer passengers is a baggage handling system that keeps pace with fast connections. Thanks to state-of-the-art technology, Flughafen Wien AG handling services are among the best in the world. Documents are prepared directly at the aircraft, thereby saving valuable time. Modern equipment guarantees smooth handling and helps avoid delays.

Baggage Statistics

Year	Number of Items arrival + departure	Peak Days	Number of Items arrival + departure
2001	11,180,000	01.07.01	51,600
2000	11,215,000	01.07.00	50,300
1999	10,513,000	04.07.99	47,500

East-West Hub

__In spite of the events of 11 September, travel to Eastern Europe rose by 11.3% in 2001. Together with the Austrian Airlines Group, we were able to further expand our position as a key East-West hub. This growth will trigger a significant increase in the frequency (number of flights per week) to individual destinations. In Winter 2001/02, Austrian Airlines are providing 10.9% more flights per week to Eastern Europe than in the comparable period of the prior year. With a total of 36 destinations throughout Eastern Europe, we are the leader in this segment.

Number of Destinations in East and Central Europe

	2001	2000	1999	1998
Vienna (VIE)	36	37	37	30
Frankfurt (FRA)	34	35	34	32
Munich (MUC)	18	15	15	14
Zurich (ZRH)	21	21	22	19
Budapest *)	14			
Prague *)	16			

*) Added to ranking because of the planned EU expansion; Source: OAG Flight Guide, summer flight plan 2000

FILE NO.
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Flight movements forecasts in thous.


340
320
300
280
260
240
220
200
180
2000 2005 2010 2015 2020

Passenger forecasts in mill.


30
25
20
15
10
2000 2005 2010 2015 2020

Growth

__The events of 11 September had a significant impact on the international aviation industry, with many airlines assuming that the terrorist attacks will cost two years of growth. We expect the total number of passengers to decline by around 4% in 2002, but forecast an increase in air traffic during the third quarter. Over the long-term we believe the industry will regain its original momentum and record growth rates significantly above the general average.

Development of Peak Hours[1)]

1-st Hour	2001	2000	Change
Arriving passengers	3,240	3,417	-177
Departing passengers	3,232	3,132	+101
Total passengers	4,424	4,125	+299
Landings	43	42	+1
Take-offs	43	41	+2
Total flight movements	61	56	+5

30-th Peak Hour (typical peak hour)	2001	2000	Change
Arriving passengers	2,795	2,643	+152
Departing passengers	2,830	2,633	+197
Total passengers	3,922	3,714	+208
Landings	38	37	+1
Take-offs	38	37	+1
Total flight movements	52	51	+1

1) Hour with the most flight movements

__In order to match our capacity expansion to the needs of the airport, we will focus on both traffic growth and the development of peak-hour activity. Plans to expand the VIE Skylink Terminal are proceeding, but we have developed a model together with our architects that provides a maximum degree of flexibility and will enable us to meet latest traffic developments. Based on the realisation of growth forecasts and current technical standards, Vienna International Airport will need to construct another runway by 2010, parallel to the two intersecting runways now in operation. We have initiated a mediation process together with neighbouring residents to find a solution that is acceptable to all parties. The financial position of Flughafen Wien AG will ensure the necessary long-term funding for our expansion plans. We are actively working, however, to achieve the highest possible degree of acceptance from neighbouring residents and environmental protection organisations.

Terminal Performance Index (Rating 1 = Very good, 5 = Very poor)

Period	2001	2000	1999	1998
Number of passengers surveyed	8,521	8,562	8,155	8,385
Terminal performance	**1.35**	**1.35**	**1.43**	**1.44**
Orientation in the terminal	1.35	1.36	1.44	1.48
Cleanliness	1.53	1.46	1.34	1.35
Security controls	1.37	1.28	1.42	1.39
Waiting time	1.38	1.36	1.53	1.50
Check-in services	1.27	1.24	1.35	1.38
Information for passengers	1.29	1.32	1.42	1.40
Comfort	1.27	1.35	1.47	1.44
Waiting time/Parking	1.89	1.83	1.84	1.78

Source: Quality monitoring VIE Departing/Arriving Passengers

Improved Service Standards

__The high standard of our services represents the key factor for the success of your company. In 2001 our efforts were rewarded with the "Airport Service Excellence Award". After the "Airport Business Award 1999", this is the second major international prize won by Vienna International Airport in two years.

__The Service Excellence Award, which is presented by the journal "Airport World" based on an IATA survey of 93,000 passengers, ranked Vienna International Airport second (after Helsinki) in the category "airports up to 15 million passengers". In the category "availability of connecting flights", the airport was awarded first place.

__Vienna was rated eighth in the overall ranking of 48 airports surveyed, ahead of Atlanta, Zurich, Amsterdam, London Heathrow and Frankfurt.

__Our internal quarterly passenger survey, the Terminal Performance Index, showed good ratings throughout 2001 and is further proof of the outstanding service offered by Vienna International Airport. Scores in the areas of security controls and waiting time have declined somewhat, but appear to be a direct result of the events of 11 September and subsequent increase in security checks.

FILE NO.
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Vienna International Airport

Annual Report 2001

Customer Service

__Another factor in the success of Vienna International Airport is close cooperation with our home carrier, the Austrian Airlines Aviation Group. Major projects such as expansion of the VIE Skylink Terminal are developed in joint working groups to help meet customer demands in the best way possible. Regular business-to-business surveys of our customers and tenants show excellent ratings.

Business-to-Business Survey
Satisfaction with personal attention (share of very satisfied/satisfied in %)

	2001	2000	1999
Rentals	68	65	64

On-time Performance

__According to airline information, each minute of delay costs the carrier an average of € 57. Missed connections and angry passengers damage both the image of the airline and the airport. Vienna International Airport is one of the most punctual in Europe and is rated in the upper one-third of AEA statistics. In spite of more stringent security measures, on-time performance rose to roughly 21% in 2001.

Delays on inter-European Flights in 2001 (AEA)

	in % of departures	in % of arrivals
Vienna (VIE)	20.3	21.8
Frankfurt (FRA)	20.2	22.2
Munich (MUC)	25.9	21.9
Zurich (ZRH)	26.3	23.0
Milan (MXP)	33.4	34.2
European average	24.2	25.5

Delay = planned departure/arrival time exceeded by more than 15 minutes

How safe do passengers feel at airports? (Rating 5 = Very safe, 1 = not safe at all)

Singapore	Helsinki	Oslo	Vienna	Copenhagen	Vancouver
4.15	4.01	3.94	3.90	3.82	3.82

Source: IATA Global Airport Monitor 2001

Security

__The tragic events of 11 September 2001 have made "security" the most important issue for passengers, a fact underscored by the willingness of 70% of business travellers to accept longer waiting times.

__In cooperation with the Austrian Federal Ministry of the Interior and the Federal Police Department in Schwechat, we were able to implement Security Phase 2 at Vienna International Airport without interrupting the flow of passengers. Efficient control systems and finely tuned logistics have provided considerable support for these procedures. Furthermore, the US Federal Aviation Authority cited Vienna's exemplary role in the security area as a model for other international airports.

__Passengers have noticed and welcomed this development. A December 2001 survey of Austrian business travellers on the subject of security gave Vienna International Airport good marks. For 51% Vienna is superior to other Central and West European airports in the area of security. For 36% of those surveyed, the general impression of security at Vienna International Airport is the same as at other airports. The majority of Austrian business travellers consider present security measures to be adequate (52%).

__With respect to security, Vienna International Airport also ranks highly in international comparisons. A study published by the IATA Global Airport Monitor in 2001, which analysed how safe travellers feel at airports, rated Vienna fourth of 17 airports surveyed.

Flughafen Wien Shares

Poor performance in aviation stocks after 11 September

FILE NO.
82-3907

Vienna International Airport

Annual Report 2001

Flughafen Wien shares follow the trend

__Any review of 2001 – also in the financial world – is overshadowed by the terrorist attacks in September. The background to capital markets was, however, difficult even before this date. The slowdown in worldwide economic growth and fading enthusiasm for the so-called New Economy issues had started to exert pressure on both stock and bond markets in mid-2000. Even the significant reductions in interest rates by central banks – 11 by the US Federal Reserve (from 6.5% to 1.75%) and 4 by the ECB (from 4.75% to 3.25%) – were unable to prevent the retreat of investors faced with sharp declines in corporate profits. Uncertainty over the impact of the terror crisis accelerated this downward trend and led to heavy selling on international markets over the short-term. Strong action by the USA to increase confidence and support the economy helped capital markets regain lost ground by year-end, but this is not viewed as a guarantee for economic recovery in 2002.

__All major indexes showed declines for the year: the Dow Jones lost 7.1% and the DAX nearly 20%. Only the Vienna market was able to escape this trend and actually gain 6.3%. The aviation industry was faced with difficulties caused by a crisis of confidence after the events of 11 September. In this negative environment, Flughafen Wien shares declined by 25%. Consistently high earnings per share of € 3.16 and an attractive dividend yield of 6.3% (price at year-end), combined with open communication to shareholders, provide a solid foundation for the future development of Flughafen Wien stock.

Market listing for 5,475,000 shares of bearer common stock of Flughafen Wien AG

__At the tenth annual general meeting of Flughafen Wien AG on 15 November 2000 a resolution was passed approving the conversion of all 5,475,000 registered shares of common stock to bearer shares. The share capital of the Company, which totals € 152,670,000 is now divided into 21,000,000 shares of bearer stock. On 18 December 2001 the Vienna Stock Exchange ("Wiener Börse AG") approved the listing of this voting stock, which represents a calculatory amount of € 7.27 per share of the total share capital of Flughafen Wien AG. Trading on the Vienna Stock Exchange began on 27 December 2001.

__In 2001 the turnover of Flughafen Wien shares on the Vienna Stock Exchange totalled € 556 million (2000: € 537 mill.). On the Austrian Futures and Options Exchange (ÖTOB) 28,799 contracts (2000: 38,290) were traded with a total value of approximately € 103 million (2000: € 149 mill.), ranking our shares thirteenth according to trading volume (2000: 9th). Flughafen Wien stock is traded over-the-counter on the Vienna Stock Exchange, and is a core share in both the ATX and ÖTOB. Based on market capitalization at year-end, Flughafen Wien was the 11th largest stock traded in Vienna with an ATX weighting of 5.2%.

Current Shareholder Structure of Flughafen Wien AG


City of Vienna
20%
Province of Lower Austria
20%
Employee foundation
10%
Free Float
50%

Investor Relations

___The continuation of our proactive information policy and transparent reporting for both institutional and private investors were our major objectives in 2001. Flughafen Wien provided financial communities in all major business centres with up-to-date information through extensive quarterly reporting, regular presentations to analysts and institutional investors, and participation in numerous investor conferences.

___Interest by key investment banks and brokerage houses remained high. Among others, the following companies published analyses on Flughafen Wien AG during the reporting year:

___BNP PARIBAS, London
___CA IB Investmentbank, Vienna
___Cazenove & Co. Ltd., London
___Credit Suisse First Boston, London
___Dresdner Kleinwort Wasserstein, London
___Deutsche Bank, London
___ERSTE Bank, Vienna
___Fortis Bank, Amsterdam
___Morgan Stanley Dean Witter, London
___Merrill Lynch, London
___Raiffeisen Zentralbank Österreich AG, Vienna
___SchroderSalomonSmithBarney, London
___UBS Warburg, London

___Private shareholders of Flughafen Wien AG had an opportunity to visit Vienna International Airport on two days in June and July. We were also represented with a stand and information event at the "Gewinnmesse", Austria's most important trade fair for private investors.

Corporate Governance

__It is with great attention that we follow efforts to develop a corporate governance code in Austria. At the centre of this debate is the nature of the relationship between management and shareholders. We view corporate governance as responsibility to create long-term value for our shareholders through suitable corporate structures and processes, sufficient control and transparency, an extensive flow of information, and avoidance of conflicts of interest. Our objective is to increase shareholder value and to earn a steady stream of distributable earnings so as to reach a payout ratio equal to 60% of annual profit. Our information policy is designed to provide the highest possible transparency in reporting, above and beyond the simple fulfilment of legal requirements. Our Supervisory Board and Management Board work closely together for the benefit of the Company and its shareholders. Transactions of significant importance that exceed legally prescribed limits are subject to approval by the Supervisory Board. The Management Board provides the Supervisory Board with regular, timely and extensive information on all issues affecting the planning and development of our business. The Supervisory Board has also formed a team of experts to serve both as a working group with advisory function for specific tasks and as an audit committee. During the reporting year, the Supervisory Board and Management Board held two conferences to discuss current and important subjects.

The VIE Share
Indexed (1.1. 2001 = 100) and in €



Flughafen Wien
ATX
120
110
100
90
80
70
60
50
€ 43
€ 39
€ 35
€ 31
€ 27
Jan. '01
Feb. '01
Mar. '01
Apr. '01
May '01
June '01
July '01
Aug. '01
Sep. '01
Oct. '01
Nov. '01
Dec. '01
Jan. '02

Information on Flughafen Wien Shares

	2001	2000	1999
Share capital:	€ 152.67 mill.	€ 152.67 mill.	€ 152.67 mill.
Number of shares:	21 mill.	21 mill.	21 mill.
Share price on 31.12.:	€ 30.0	€ 40.3	€ 34.51
Annual high:	€ 40.97	€ 43.9	€ 45.0
Annual low:	€ 25.76	€ 34.0	€ 32.58
Earnings per share:	€ 3.16	€ 3.5	€ 2.7
P/E ratio*:	9.5	11.6	11.7
P/CF*:	6.4	8.4	6.2
Dividend yield*:	6.3	5.2	4.6
Pay-out ratio:	60.2%	60.3%	54.2%

*) Price at year-end

Reuters:	VIEV.VI
Bloomberg:	FLUG AV
Datastream:	O:FLU
ÖKB-WKN:	091180
ÖTOB:	FLU
ADR:	VIAAY

Stock Market Listings

__The VIE share has traded on the Vienna Stock Exchange since 1992. It is also traded over-the-counter on exchanges in Berlin, Munich, Stuttgart, Frankfurt, and Hamburg. Moreover, the stock has traded internationally in London's SEAQ over-the-counter market since October 1994. In December 1994, an ADR Program was established in the United States. One share of Flughafen Wien stock corresponds to four American Depository Receipts. Since the end of November 1993, options on VIE shares have also been traded on the Austrian Futures and Options Exchange.

Financial Calendar 2002

Annual General Meeting:	25 April 2002
Ex-Dividend Day:	30 April 2002
Payment date:	7 May 2002
First Quarter Results 2002:	16 May 2002
Interim Financial Statements 2002:	29 August 2002
Third Quarter Results 2002:	14 November 2002

__For additional information from Investor Relations, contact
Robert Dusek:
Tel.: ++43 1 7007 23126
e-mail: r.dusek@viennaairport.com or
investorrelations@viennaairport.com

__Private shareholders can visit our Internet Homepage at **www.viennaairport.com**
You can also use the reply card at the end of this annual report.

Dividends

__The 2001 business year closed with profit of € 39,908,096.49. The Management Board of Flughafen Wien AG recommends payment of a dividend of € 1.90 per share from 2001 profit, for a total distribution of € 39,900,000 and the carry forward of the remaining € 8,096.49.

Schwechat, 3 April 2002

The Management Board

Herbert Kaufmann Member of the Board and Speaker	**Gerhard Schmid** Member of the Board	**Kurt Waniek** Member of the Board

Status Report 2001

The Business Environment

Events of 11 September accelerate the industry downturn

__A decisive factor for the economic development of an airport is growth in the aviation industry, specifically for airlines. In addition to general economic conditions, the price of flights, purchasing power and travel behaviour also play an important role.

The Economy and Industry

__From an economic standpoint 2001 was characterised by an economic slowdown, which was intensified by the events of 11 September. Whereas growth in the OECD countries totalled 3.9% for 2000, the reporting year showed an increase of just 0.8%. With real GDP growth of 1.1%, Austria surpassed the OECD average, but fell below the EU mean of 1.6%. Consumer reaction to this situation was reserved, with spending in Austria rising by 1.4% against an inflation rate of 2.7%.

__This economic slowdown began to affect the aviation industry as early as February. After a boom in the prior year, cargo volume in Vienna fell by 11.7% in 2001 as a reaction to general economic conditions. The number of passengers slowed from month to month at all European airports. The events of 11 September accelerated the downturn in the airline industry, bringing an abrupt end to hopes for an early upturn. The massive drop in passenger volume during the last quarter is therefore not only a consequence of less travel by nervous passengers, but also the result of a decline in frequencies and destinations throughout Europe.

__From a strategic viewpoint, it is important that we were able to expand our leading role as an East-West hub in this difficult environment, and record double-digit growth in transfers (+12.2%) and passengers to Eastern Europe (+11.3%).

The Development of Air Traffic in Europe and Austria

__After high growth rates in recent years, the development of traffic at European airports was weak in 2001 for the above-mentioned reasons. Flight movements decreased by 0.2% and the number of passengers by 1.4%. Results at Vienna International Airport were generally better, with a decline of 0.7% in passenger volume and 0.6% in flight movements.

__Zurich, a direct competitor, recorded a drop of 5.8% in flight movements and 4.3% in the number of passengers, primarily as a result of the Swissair bankruptcy. At Frankfurt, flight movements declined by 0.1% and the number of passengers by 1.6%. Copenhagen recorded a decrease of 4.9% in flight movements and 1.4% in passenger volume. The exception was Munich, with an increase of 6.7% in flight movements and 2.3% in the number of passengers. The British airports also registered declines of 0.4% in flight movements and 2.7% in the number of passengers.

Airport	Passengers in mill.	Change vs. 2000 in %	Flight Movements	Change vs. 2000 in %
Vienna	11.9	-0.7	185,425	-0.6
Munich	23.6	+2.3	310,291	+6.7
Zurich	20.8	-4.3	274,143	-5.8
Frankfurt	48.6	-1.6	440,185	-0.1
Copenhagen	18.0	-1.4	284,927	-4.9
British Airports[1)]	105.6	-2.7	855,408	-0.4

[1)] London Heathrow, Gatwick, Stansted

Development of the Austrian Airlines Group

__The Austrian Airlines Group – Austrian Airlines, Tyrolean Airways, Lauda Air and the newly acquired Rheintalflug – reported relatively stable passenger volume (-0.1% vs. 2000), with a total of 8,548,243 passengers. Scheduled flights carried 7,175,048 travellers, an increase of 2.8%. In the charter segment, the offering in kilometres per seat was reduced by 16.6% and 1,373,195 passengers were carried for a decline of 12.8%. The adjustment of capacity to reflect lower demand after 11 September helped the aviation industry stabilize seat occupancy, a key indicator for scheduled flights, at 68.6%.

Turnover

Slight decline in Airport and Handling, share of Non-Aviation increases

__The Flughafen Wien Group recorded a decline of 2.2% in turnover to € 320.1 million for the reporting year. Despite a decrease of 0.9%, the airport business unit remained the largest segment with revenue of € 136.2 million or 42.5% of total Group turnover. The decline in airport revenue was primarily a result of traffic development: -0.7% in passenger volume, -0.6% in flight movements, and -4.3% in maximum take-off weight. In addition, the reduction in tariffs as of 1 November 2001 had an added impact of € 0.8 million. We have introduced substantially lower tariffs for aircraft with over 125 tonnes in order to create an additional incentive for airlines to include Vienna in their long-distance schedules. Turnover in the aviation segment is primarily a function of the various airport tariffs (landing, passenger, and infrastructure).

__The handling segment, which generated 34.7% of Group turnover in 2001, recorded a decline of 5.9% in revenues to € 111.0 million. This situation resulted primarily from lower flight movements and cargo volume, a decrease in maximum take-off weight, and full business operations by the second ground handling agent.

__The non-aviation segment recorded an increase of 1.3% in turnover to € 72.7 million, with the share of Group sales rising from 21.9% to 22.7%. This result was supported by higher income from rental, shops and gastronomy as well as telecommunications services. Turnover from security services declined because revenues generated after 11 September were unable to offset lower income from other areas.

__Turnover not allocated to the business segments totalled € 0.3 million, and includes income from central staff functions such as consulting services for third party customers, film shooting and visitor services.

__The importance of tourism as a revenue driver subjects turnover in the airport and handling segments to normal travel industry fluctuation during the year. These two segments recorded the highest turnover during the third quarter of the year.

Development of Turnover in € mill.


Airport
2001 136.2
2000 137.4
1999 132.1
Handling
2001 111.0
2000 117.9
1999 108.3
Non-Aviation
2001 72.7
2000 71.7
1999 72.0
Total
2001 320.1
2000 327.4
1999 312.6

Not allocated:

2001	0.3
2000	0.4
1999	0.2

Structure of Group Turnover 2001


Handling
34.7%
Non-Aviation
22.7%
Airport
42.5%

Earnings

Slight drop in earnings after three record years

___After three record years in succession, the Flughafen Wien Group registered lower earnings for 2001. Earnings before interest and tax (EBIT) fell by 8.5% to € 85.2 million, profit before tax (EBT) decreased by 5.5% to € 96.9 million, and profit for the year declined by 9.3% to € 66.3 million. This development was triggered by global economic weakness as well as the events of 11 September and subsequent difficulties in the airline industry, all of which had a negative impact on traffic development. Measures to reduce personnel expenses had a positive effect, but the significant drop in traffic during the fourth quarter caused productivity per employee to decline by 3.1% for the first time in years. Operating expenses rose by a total of 0.9% to € 243.5 million.

___The cost of materials and other expenses fell by 7.7%. The relatively mild winter, with the exception of December 2001, led to lower use of de-icing materials. Expenses for fuel increased, but the use of other supplies declined. In total, the cost of materials fell by 5.8%. Expenses for energy (electricity and heat) decreased by 3.5%, and services purchased for customer orders and handling dropped by 44.1%.

___The creation of a € 8.8 million provision for future restructuring costs led to an increase of 4.9% in personnel expenses to € 139.7 million. Planned measures include the negotiation of new collective bargaining agreements, increase in employee mobility, and early retirement. These actions are expected to lead to a long-term decrease in personnel costs beginning in 2002. Without this special item, personnel expenses declined by 1.7% in spite of an increase mandated by the collective bargaining agreement. The voluntary settlement of pension claims for a majority of the retired workforce was a decisive factor in this long-term reduction. Other operating expenses rose by 0.9% as a result of higher costs for the mediation process, consulting, and third-party services.

___Earnings before interest and tax (EBIT) declined by € 7.9 million or 8.5% to € 85.2 million. This led to a reduction in the EBIT margin from 27.9% in 2000 to 25.9% for the reporting year. The airport segment generated € 66.1 million of Group EBIT, the handling segment € 21.8 million, and the non-aviation segment € 31.2 million. The loss recorded by the "other" increased from € 25.3 million to € 33.8 million as a result of the provision for restructuring costs. This cost centre includes central staff functions and general administration expenses. Key drivers for Group EBIT are a high share of the ground handling market, good revenue from the non-aviation segment, and the general development of expenses.

___During the reporting year, financial results increased by € 2.2 million, or 23.2%, to € 11.7 million. This improvement was supported primarily by write-offs of € 8.6 million to financial assets and current securities in the prior year. A lower investment volume, which resulted from the stock repurchase programme in late 2000, led to a € 7.7 million decrease in interest income to € 10.3 million.

___Profit before tax (EBT) declined by 5.5% to € 96.9 million. Taxes increased by 16.9% to € 30.6 million in 2001, although EBT remained below the prior year level. The tax rate for 2000 was unusually low because of transactions related to the employee fund and, furthermore, the corporate investment allowance was retracted in 2001. These factors led to an increase in the tax burden from 26.4% in the prior year to 31.5%, which is still below the Austrian corporate tax rate of 34% due to aperiodic duties and tax-exempt income from holdings. At € 66.3 million, profit for the year is 9.3% below the 2000 level. Earnings per share total € 3.16 (2000: € 3.48).

FILE NO.
82-3907

Value Added in € mill.

	2001	2000	1999
Source			
Operating income	328.7	334.4	317.5
less cost of goods and services	91.6	98.2	88.1
Value Added	**237.1**	**236.2**	**229.4**
Use			
Employees (personnel expenses)	136.5	130.4	130.4
Shareholders	39.9	44.1	33.6
Company	26.4	29.0	28.3
Creditors (interest)	0.1	0.1	0.2
Public authorities (taxes)	34.1	32.6	36.9
Minority interests	0.1	-	-
Value Added	**237.1**	**236.2**	**229.4**

Income Statement Summary in € mill.

	2001	2000	1999	Airport	Handling	Non-Aviation
Operating income	328.7	334.4	317.5	165.5	116.4	120.8
Operating costs	243.5	241.3	228.0	99.3	94.6	89.6
EBIT	85.2	93.1	89.5	66.1	21.8	31.2
Financial results	11.7	9.5	6.3			
Profit before tax	96.9	102.6	95.8			
Taxes	30.6	29.5[1)]	33.9			
Net profit	66.3	73.1	61.9			

[1)] including tax reimbursement "KMOG" foundation

Key Indicators in %

	2001	2000	1999
EBIT margin	25.9	27.9	28.2
EBITDA margin	38.5	41.1	41.7
ROE	12.7	13.5	11.2
ROCE	13.4	14.8	14.0

Financial, Asset and Capital Structure

Further growth in equity ratio, provision created for restructuring

Assets

__At € 542.8 million for 2001, non-current assets exceeded the prior year level by 1.7%. Despite the adjustment of our capital expenditure programme to reflect slower traffic development, investment exceeded depreciation so that fixed and financial assets increased by 2.8% to € 515.9 million. A reduction of € 5.1 million in deferred taxes to € 26.8 million is related to the realisation of tax benefits associated with the employee fund and a decline in the provisions for pensions.

__Current assets increased by 0.2% to € 217.2 million. Due to the interest rate environment, marketable securities were sold and the proceeds deposited with financial institutions. In total, cash and cash equivalents declined by 4.4% to € 172.4 million.

Equity and Liabilities

__Profit for the year, less dividends, led to an increase of 3.7 % in equity to € 532.4 million. The equity ratio increased from 68.5% to 70.1% during the reporting year. Long-term debt fell by 11.9% to € 129.7 million. The voluntary settlement of pension claims led to a reduction of € 16.5 million in the provision for pensions. At the same time, provisions were created for part-time work for older employees (€ 2.9 million) and future personnel restructuring costs (€ 8.8 million).

__Current liabilities rose by 9.0% to € 97.7 million, primarily due to an increase in the provision for services not yet invoiced and amounts due to suppliers.

Cash Flow

__Net cash flow from operating activities decreased by 2.6% to € 98.3 million as a result of the decline in turnover.

__Higher investment led to a 114.9% increase in the net outflow of funds from investing activities compared to the previous year.

__In contrast, cash outflows from financing activities declined from € 124.4 million in the prior year to € 43.4 million for 2001. This decrease resulted from the stock repurchase programme, which was concluded in 2000 and totalled € 94.5 million. Lower cash outflows in this area were offset to a limited extent by a € 10.5 million increase in the dividend to € 44.1 million for the reporting year.

__Cash-based changes to cash and cash equivalents totalled € -2.6 million. Non-cash changes of € -5.3 million resulted chiefly from the accounting treatment of securities. As of 31 December 2001, cash and cash equivalents totalled € 172.4 million.

__Equity covered 98.1% of non-current assets and 103.2% of fixed and financial assets as of year-end 2001. The high equity ratio of 70.1% forms a sound basis for planned capital expenditure to expand the airport and acquire strategic financial investments.

Assets

Balance Sheet Total 2001 € 759.9 mill. Balance Sheet Total 2000 € 750.4 mill.

Liabilities and Equity

Balance Sheet Total 2001 € 759.9 mill. Balance Sheet Total 2000 € 750.4 mill.


100%
50%
0%
in mill. €
Non-current assets: 542.8
Current assets: 217.2
Thereof liquid funds: 172.4
Non-current assets: 533.6
Current assets: 216.8
Thereof liquid funds: 180.2
Equity: 532.4
Non-current liabilities: 129.7
Current liabilities: 97.7
Equity: 513.7
Non-current liabilities: 147.1
Current liabilites: 89.6
2001
2000
2001
2000

Cash Flow Summary in € mill.

	2001	2000	1999
CF from operating activities	98.3	100.9	117.2
CF from investing activities	-57.4	-26.7	-61.2
CF from financing activities	-43.4	-124.4	-30.6
Change in cash and cash equivalents	-2.6	-50.2	25.4
Cash and cash equivalents at end of period	172.4	180.2	235.0

Financial Indicators

	2001	2000	1999
Equity ratio (in%)	70.1	68.5	71.4
Working Capital (in € mill.)	-48.6	-49.4	-56.4
Gearing[1] (in %)	-31.6	-34.4	-41.1
WACC (in %)	8.1	8.6	7.7

[1] Negative Gearing is the result of negative net financial liabilities (cash and cash equivalents higher than financial liabilities)

Corporate spending
Investments doubled but total volume lower than planned

__Investments in tangible and intangible assets rose by € 32.8 million to € 61.3 million in 2001. This figure is lower than original forecasts of € 115.4 million, and reflects our decision to reduce capital expenditure to reflect slower traffic growth and postpone investments such as the apron extension, which are not urgently needed. Major investments included the construction of taxiways and a drainage system for Runway 11/29, planning for expansion of the VIE Skylink Terminal and office park, the purchase of real estate, construction of a headquarters and logistics centre for UPS, construction of an office building, and the purchase of equipment to increase the efficiency of ground handling and apron maintenance.

__Investments in financial assets included € 1.8 million in international airport projects and the purchase of securities and related rights totalling € 4.5 million.

Classification of Investments by Segment

(tangible and intangible assets)


Handling
17%
Non-Aviation
30%
Airport
53%

Investments in € mill.

	2001	2000	1999
Intangible assets	1.0	0.5	0.6
Capital expenditure	60.3	28.0	52.4
Financial assets	6.5	1.1	11.0
Total	67.8	29.7	64.0
Cash flow from operating activities	98.3	100.9	117.2
Amortisation and depreciation	41.2	44.4	42.8

Future Development Risks

Flexible strategies and measures safeguard our position

The impact of 11 September

__11 September 2001 was a black day for the international aviation industry – for the first time in history, aircraft were used as weapons. The terrorist attacks came in the midst of a downturn in the airline business. Traveller uncertainty had a severe effect on international airlines, resulting in bankruptcies and thousands of lost jobs.

__The US Federal Aviation Authority has confirmed the exemplary role of Vienna International Airport in security issues for many years. Nevertheless, we reacted in a number of ways, co-operating closely with the Austrian Federal Ministry of the Interior to increase and optimise security measures without obstructing the flow of passengers. We view these heightened security measures as an opportunity to become more attractive as a transfer airport through security, speed and comfort.

__As a result of slower traffic growth – a decline of 4% in the number of passengers is expected for 2002, followed by a return to annual growth rates of 5 to 6% – we have added greater flexibility to our expansion and investment programme for the terminal and parallel runway. We will adjust our development plans to meet actual traffic trends, and advance or postpone projects accordingly. Furthermore, we have started a cost reduction programme to offset any potential decline in turnover.

Securing our position as the most important East-West hub in Europe

__During the months since 11 September, we have been able to expand the position of Vienna International Airport as the key hub to Eastern Europe. This is demonstrated by double-digit growth in these markets, as well as the fact that Vienna offers the greatest number of flights to direct and secondary destinations in Eastern Europe. An important marketing tool was the creation of a regional tariff, which provides a 27% reduction for many destinations, including a number in Eastern Europe. We also introduced a 20% reduction for long-haul flights from November 2001, which will also help increase the attractiveness of Vienna as a hub.

Development of our home carrier

__In the past year, the development of business for Austrian Airlines, our home carrier, has been a source of concern. We are convinced that measures introduced by the new management and opportunities arising in markets such as Switzerland and Belgium will help guarantee the future of Austrian Airlines as a successful, independent company.

Risk management

__We have introduced an analysis and evaluation process for the monitoring of strategic projects and assessment of risk in the pre-project stage. This involves the development of a multi-dimensional scoring model for the systematic quantification of risk.

Financial risks

__The solid results recorded in recent years have generated cash and cash equivalents totalling € 172.4 mill. for Flughafen Wien Group. The Company is therefore in a good position to finance international projects and expansion plans, and to take necessary marketing steps in times of crises.

Insurance

__We carry business interruption insurance that covers both liability and the consequences of major incidents (e.g. fire), even if operations should cease for a longer period of time. However the events of 11 September have increased uncertainty on the part of insurance companies throughout the world, and the legal opinions of airports and insurers diverge on the issue of terrorist attacks.

Outlook

Flexible expansion plans, new tariffs, high potential in Eastern Europe

___The impact of 11 September on international aviation and the consolidation steps by our home carrier, the Austrian Airlines Group, lead us to forecast a decline of 4% in the number of passengers, 3% in flight movements, and 5% in maximum take-off weight (MTOW) for 2002. However, we do expect the number of passengers to increase starting in the third quarter of 2002. The tariff reduction should provide an impulse for growth in both regional traffic and long-haul flights using Vienna International Airport.

___We are convinced that we will be able to realise long-term forecasts of 5 to 6% annual growth in the number of passengers. The eastern expansion of the EU will provide a major opportunity, in that a potential target group of 7.1 million new passengers will be able to reach Vienna International Airport in less than two hours. In this growth market, Vienna International Airport holds an excellent position due to our long-standing reputation and growing importance as an East-West hub. Conclusion of the new tariff regulation on 1 November 2001 will establish the calculation of tariffs up to 2006 based on to the following formula: (-0.35 x average traffic growth) + inflation rate.

___We must adapt our long-term expansion programmes and make them more flexible. Based on current forecasts, we will invest roughly € 210 million in the expansion of the Skylink Terminal by 2006. Investments totalling € 153.2 million are scheduled for 2002. Major projects include the apron extension postponed during the reporting year, completion of the TNT cargo centre, plans for the VIE Skylink Terminal, the installation of bus gates, the office park, and drainage system for Runway 16/34.

___During the reporting year, we set the course for an additional revenue stream beginning in 2004 with the commissioning of Wilhelm Holzbauer, an internationally renowned architect, as general planner for the office park.

___We will continue to focus our efforts on cost control to reflect the current revenue situation and, in particular, on increasing the productivity of our workforce. A one-time payment for the 1,843 workers of the Flughafen Wien Group means that there will be no increase in labour costs until May 2002. Planned personnel restructuring measures such as the negotiation of new collective bargaining agreements for staff and workers, increase in mobility, and early retirement will provide further long-term relief for personnel expenses beginning in 2002. As a first step we were able to conclude a company agreement on pension obligations, which provides for the settlement of these claims or their transfer to a pension fund.

Subsequent Events

Airport Express project under development: in 15 minutes to the airport

__The development of traffic during the first two months of this year met our expectations. The number of the passengers declined by 6.4%, maximum take-off weight by 10.6%, and flight movements by 3.8%.

__We launched an important partnership between Vienna International Airport and the City of Vienna on 21 February 2002 with the sale of a 49.9% holding in our City Air Terminal (CAT G.m.b.H.) to the Austrian Federal Railway Corporation. This company will operate an airport express beginning on 14 December 2003, which will connect the airport with the "Wien-Mitte" traffic centre in roughly 15 minutes. More than 10 check-in counters with airport functions will be available to passengers at this transit centre. Moreover, passengers will receive latest information on flights in modern trains equipped with state-of-the-art technology. The airport express will travel at a frequency of 30 minutes. Together with the S7 rapid transit railway, this will provide reliable transportation between the airport and inner city every 15 minutes.

__We were also able to conclude a ground handling contract up to 2006 with our largest customer, the Austrian Airlines Group.

__In the mediation process, agreement over the criteria catalogue was reached on 26 February. This represents a major hurdle for continuation of these proceedings.

Schwechat, 26 February 2002 The Management Board

Herbert Kaufmann
Member of the Board
and Speaker

Gerhard Schmid
Member of the Board

Kurt Waniek
Member of the Board

Segments of Business in Detail

The Airport Segment

Strong growth in transfers and travel to Eastern Europe supports traffic development

Key Data on the Airport Segment (in € mill., except employees)

	2001	2000	1999
Turnover	136.2	137.4	132.1
Capital expenditures	32.6	17.1	37.5
Depreciation	24.9	29.4	27.5
Employees	342	331	371
Allocated assets	356.7	352.3	364.3
Operating profit	66.1	58.3	65.2
EBIT margin	40.0%	40.2%	40.1%

__The Airport Segment covers the operation of the terminal, aprons and all facilities involved with passenger and baggage handling. Flight operations, fire department, medical facilities, access control and winter services are also the responsibility of this business unit, along with the support of existing airlines and acquisition of new customers. A key responsibility is to guarantee runway and terminal capacity over the medium and long-term. In summary, the Airport Segment includes the wide-ranging services traditionally provided by an airport operator.

Developments in 2001

__The business climate for the Airport Segment was shaped to a significant extent by economic problems in the airline industry and the events of 11 September. Although the number of transfer passengers and travellers to Eastern Europe rose by double-digit rates, total passenger volume declined by 0.7%, flight movements decreased by 0.6%, and maximum take-off weight (MTOW) fell by 4.3%. The Airport Segment generated turnover of € 136.2 million with 342 employees in 2001, for a decrease of 0.9% from the prior year level. Operating profit declined by 3.2% to € 66.1 million following a strong increase in other operating costs, particularly for the mediation process and maintenance. Personnel expenses rose due to an increase in peak hour activity and necessary security measures after 11 September. By way of illustration, Security Level 2 brings added costs of € 80,000 per month. The segment EBIT margin was 40.0%.

Traffic Development in 2001 characterised by highs and lows

__Competition between the Star Alliance and Qualiflyer Group supported growth of 6.9% in the number of passengers, 4.3% in flight movements, and 1.5% in MTOW during the first quarter of 2001. Consolidation measures by the Austrian Airlines Group and the slowing global economy began to exert a subduing effect on air traffic in April, pushing growth in passenger volume below the forecast 5%. The events of 11 September coincided with intense competition for a static number of travellers. Due to our passenger structure however, Vienna International Airport was affected to a lesser degree than other airports in Europe. With the exception of October (-13.1% in passengers), the decline remained below 10%, since the number of travellers to North America and the Near and Middle East is limited to 7% of our total volume.

__The fourth quarter decline resulted primarily from a reduction in flights by financially troubled airlines, and also from measures implemented by the Austrian Airlines Group. In this context Eva Air countered the general trend, and introduced a fourth flight on the Taipeh-Bangkok-Vienna route on 2 November 2001.

__The motor for traffic development in 2001 was growth in the number of transfer passengers (+12.2%) and travellers to Eastern Europe (+11.3%). In this difficult year, we were able to further expand our position as the major East-West hub. The share of transfer passengers reached 31.9%, and travellers to Eastern Europe rose to 15.1%. With 36 destinations in Eastern Europe, we have the most extensive offering on the continent. In comparison, Munich provides flights to 17 destinations in Eastern Europe, Prague 16, and Budapest 14.

__During the reporting year, 55 airlines (2000: 53) offered scheduled flights from Vienna to a total of 129 destinations (2000: 138).

Security Level 2 after 11 September
__The events of 11 September represented a major challenge for the Airport Segment. Our 342 employees were able to quickly implement Security Level 2 without a major increase in waiting time or inconvenience for passengers. We view this experience as an important basis for further expanding our leading position as a fast, safe and convenient airport. VIE passengers are satisfied with the airport infrastructure, short transit routes, good logistics and pleasant surroundings as evidenced by the Service Excellence Award, which we received from the IATA based on a survey of travellers as second best airport in the world for our category (up to 15 million passengers).

New Tariff Structure
__An important step for our future development is the new tariff structure, which took effect on 1 November 2001. We reduced landing fees by 3% and tariffs for long-haul aircraft with over 125 tonnes (i.e. A 340, Boeing 747) by nearly 20%. This change in fee structure is designed to create an additional incentive for airlines to include Vienna in their long-haul schedules. At the same time, we introduced a new regional tariff that will bring carriers savings of 27% for all destinations within a radius of 600 km as a proactive step to reflect the planned eastward expansion of the EU. Important for us is the new binding formula (-0.35 x average growth in traffic + inflation rate), which will be used to adjust tariffs up to 2006.

Investments
__The slower development of traffic during the second and third quarters led us to trim our investment programme from the planned level of € 60 million. During the reporting year, investments in the airport segment totalled € 32.6 million. Key projects included the installation of drainage equipment for taxiways, construction of an office building, and planning for expansion of the VIE Skylink Terminal.

__We also purchased six new compact runway sweepers, which will speed up snow removal and can also be used during the summer to clean apron areas.

__We anticipate that the temporary decline in air traffic will have no effect on long-term forecasts, and are therefore continuing preparations for all projects. Slower traffic growth and the events of 11 September have led us to re-examine project timetables and, together with our architect team Baumschlager-Eberle Itten-Brechbühl, we have found a way to optimise processes. Final decisions on the start of construction for individual segments can now be made at a later date, which will allow us to fine-tune projects to meet actual demand. By 2006, we plan to invest approximately € 210 million in the expansion of the terminal. Eight international bus gates with a value of € 8.2 million are scheduled for completion in 2003, and will provide additional flexibility for the expansion of capacity.

Outlook

__For 2002 we forecast declines of 4% in the number of passengers, 3% in the number of flight movements, and 5% in maximum take-off weight (MTOW). We do expect, however, the impact of 11 September to fade and the number of passengers to increase during the third quarter.

__Latest data and forecasts indicate that the economic environment, a key driver for air traffic, will recover in the first half of 2002. We also expect the Austrian Airlines Group to expand flights to Eastern Europe and in the long-haul segment beginning in summer 2002, following conclusion of a consolidation phase.

__Investments totalling € 101.8 million are scheduled for the current year. Major projects include the apron extension, drainage equipment for Runway 16/34, planning for the expansion of the VIE Skylink Terminal, and international bus gates.

Development of Traffic


Flight movements
2001
185,400 / -0.6%
2000
186,500
1999
171,700
MTOW (in tonnes)
2001
5,113,000 / -4.3%
2000
5,350,000
1999
5,020,000
Passengers
2001
11,853,000 / -0.7%
2000
11,940,000
1999
11,204,000
Air Cargo (in tonnes)
2001
111,001 / -12.5%
2000
126,836
1999
118,581

Classification of Turnover in the Airport Segment


Landing tariff
44%
Other
13%
Infrastructure tariff
10%
Passenger tariff
33%

Number of Passengers by Airline

	2001	in %
AUA	5,195,573	43.8
Lauda Air	1,101,088	9.3
Tyrolean Airways	998,203	8.4
Deutsche Lufthansa	850,380	7.2
British Airways	355,348	3.0
Aero Lloyd	330,157	2.8
Swiss Air	329,716	2.8
Air France	275,810	2.3
KLM	245,307	2.1
Turkish Airlines	157,869	1.3

The Handling Segment

Stagnating traffic development and higher competition place earnings under pressure, higher turnover from Private Aircraft Handling

Vienna International Airport

Key Data on the Handling Segment (in € mill., except employees)

	2001	2000	1999
Turnover	111.0	117.9	108.3
Capital expenditures	10.2	3.8	3.8
Depreciation	4.5	3.6	4.0
Employees	1,340	1,383	1,297
Allocated assets	27.6	23.7	22.6
Operating profit	21.8	23.3	17.7
EBIT margin	18.7%	18.9%	15.6%

__The Handling Segment comprises a wide range of services for scheduled, charter and general aviation flights. These services include the loading and unloading of aircraft, transportation of passengers and crews, catering transport, cabin cleaning, towing and de-icing of aircraft, preparation of flight documents including security and management services, cargo handling and trucking, management of the import warehouse as well as private aircraft handling, fuelling and parking of general aviation aircraft. General aviation services are provided by Vienna Aircraft Handling GmbH, a subsidiary allocated to this segment.

__The Handling Segment regards itself as a specialised, profit-oriented supplier of ground and cargo handling services at Vienna International Airport. Qualified personnel, optimised processes, and innovative technical solutions guarantee high quality and transfer times that are among the shortest in Europe.

Developments in 2001

__The handling segment was faced with new competition in the ground handling area and weak traffic development during the 2001 Business Year. Segment results fell below the outstanding prior year level due to a lack of market expansion that would have offset sales won by the new competitor, VAS Bodenverkehrdienste GmbH.

__However, we were able to conclude new multi-year contracts with cost-conscious and quality-oriented customers such as British Airways, Deutsche Lufthansa, KLM and Aero Lloyd in 2001. This gave a market share of 95.8% in the ground handling sector.

___The new competitive situation, static in flight movements, and a trend towards the use of smaller aircraft led to a decline of 5.9% in turnover to € 111.0 million. The 1,340 employees in the handling segment generated 34.7% of total group turnover for the reporting year. Higher flight frequency by the competing Star Alliance and Qualiflyer Group led to strong traffic growth during the first quarter of 2001, but these airlines reduced the number of flights beginning with the summer plan and increased the use of smaller aircraft. The events of 11 September amplified problems felt by many airlines (Sabena, Swissair), and led to lower turnover and bankruptcies.

___During the reporting year, the handling segment cleared 177,726 flight movements (-4.7%) for scheduled and charter traffic, plus an additional 19,183 flights (-6.4%) in the general aviation segment. Moreover, a total of 339,803 tonnes (baggage in & out including transfer, mail, cargo and trucking) and 11.18 million pieces of baggage were handled.

___With a total volume of 159,525 tonnes, the cargo sector handled 11.7% less volume than in the prior year. Air Cargo declined by 12.5%, while trucking fell by 9.9%. The economic slowdown and resulting lower demand had a negative impact on the cargo sector, as did the strong decrease in freight capacity of the Austrian Airlines Group and absence of strategically important carriers (Malaysian, Asiana).

___Although flight movements declined in the general aviation sector (-6.4%), Vienna Aircraft Handling GmbH recorded excellent results for the year. Added focus on the handling of business flights and provision of brokerage services led to an increase of 18.7% in revenue from private aircraft handling.

___In spite of rising peak hour activity and higher transfer volume, we reduced overtime and personnel as a response to the decline in turnover. As of 31 December, the number of employees was 3.1% below the comparable prior year level. Personnel expenses therefore remained stable despite one-time payments to employees. Maintenance and other operating costs were also reduced.

___The Handling Segment recorded EBIT of € 21.8 million in 2001, for a decline of 6.8% from the prior year level. This translates to an EBIT margin of 18.7%, a highly satisfactory outcome in terms of international comparisons considering the difficult operating environment.

Investments

___The replacement of vehicles and equipment continued as planned during the reporting year, with investments totalling € 10.2 million. The purchase of eight container transport loaders, two container loaders, eight catering vehicles, five two-way passenger buses, five aircraft tugs – including two bar-less vehicles – and 12 conveyor belts will further improve the efficiency of our handling services.

Outlook

___We expect the Austrian Airlines Group to continue its consolidation process into the middle of this year. Current shifts on the European aviation market and the possible creation of new alliances lead us to forecast a decline of 3% in flight movements for 2002. The trend towards the use of smaller aircraft, which began in 2001, will continue throughout this year. Our competitor, VAS Bodenverkehrsdienste GmbH, will also attempt to increase its market position, however we forecast a market share of more than 90% in the ground-handling sector.

___Continued reduction in the cargo capacity of aircraft and lower demand as a result of general economic conditions are expected to cause a further decline in cargo volume during 2002. This slowdown is expected to have a lesser impact on the trucking sector.

___The Handling Segment views its internationally recognised know-how, ongoing cost management and active market development as a solid foundation to meet new challenges.

Classification of Turnover in the Handling Segment


Cargo Management
15%
General Aviation (VAH)
3%
Traffic Handling
8%
Handling Apron
74%

The Non-Aviation Segment

Good development in shops, gastronomy and rentals

Key Data on the Non-Aviation Segment (in € mill., except employees)

	2001	2000	1999
Turnover	72.7	71.7	72.0
Capital expenditures	18.3	6.9	11.4
Depreciation	11.5	11.2	11.1
Employees	805	804	753
Allocated assets	120.1	114.4	119.3
Operating profit	31.2	26.8	25.0
EBIT margin	25.8%	23.4%	22.6%

___The Non-Aviation Segment includes various services related to airport operations such as shopping, gastronomy, car parks, VIP Centre and lounges, security services, development and marketing of real estate, traffic connections, technical services, construction management, and our subsidiary VIE España in Spain. The nearly 200 companies located at the airport receive services such as telecommunications, data processing, energy and waste dis-posal from this business unit. During the reporting year, the Non-Aviation Segment contributed 22.7% to Group turnover.

Developments in 2001

___Turnover in the Non-Aviation Segment is not directly related to the volume of traffic at the airport. Prices for electricity and telecommunications, the amount of space available for rent, the index development of rental prices, and purchasing power play a more decisive role.

___During the reporting year, third party sales by the Non-Aviation Segment rose by 1.3% to € 72.7 million. EBIT of € 31.2 million was generated with 805 employees, for an increase of 16.5% over the prior year. The EBIT margin equalled 25.8%.

___Security services are provided by Vienna International Airport Security Services Ges.m.b.H (VIAS), which is responsible for the control of persons and hand luggage on behalf of the Austrian Federal Ministry of the Interior. Additional revenue is generated by the transport of wheelchairs and other security services such as the control of large baggage or travel documents for airlines. VIAS turnover decreased by 13.4% during the reporting year because additional sales recorded after 11 September were unable to offset declines from other business areas.

___Revenue from rentals increased by 9.4% following the construction of additional space, in particular infrastructure facilities for VAS, the new ground handling company, and a logistics and office building for UPS. Planning began in 2001 for the construction of a new Austrian headquarters for TNT, with completion scheduled for the fall of this year. The architectural competition for the office park project was won by the internationally renowned Wilhelm Holzbauer. Professor Holzbauer has started general planning for this 26,000 sq.m. office building, which is to be completed in 2004 and will be rented primarily to external companies.

Shopping

	2001	2000	in %
Selling space (sq.m.)	6,086	5,934	2.6
Shop turnover (€ mill.)	76.6	74.5	2.8
Income (€ mill.)	11.0	10.3	1.1

Gastronomy

	2001	2000	in %
Selling space (sq.m.)	3,887	4,216	-7.8
Turnover (€ mill.)	15.5	14.9	4.0
Income (€ mill.)	2.3	2.3	0

__Innovative services led to an increase in telecommunications customers and 6.1% growth in turnover. VIE España was included in the consolidation for the first time. This company holds a share of 18.7% in a consortium for construction of the new airport in Ciudad Real and recorded positive results in the first year of operation.

__The decline in passenger volume of -0.7% despite an increase of 12.2% in transfers also led to lower revenue in the parking sector.

The development of turnover in the shop and gastronomy sector was unusually good up to 11 September 2001. Without this tragic event and its impact on international aviation, turnover would have matched the high level recorded before the discontinuation of duty-free sales within the EU. In total, the 80 shops were able to increase turnover by 2.8% during the reporting year, with revenue per square meter rising by 0.2% to € 12,577. The increase in shop turnover exceeded passenger development throughout the entire reporting year, which indicates higher expenditure per passenger. This growth was supported by new shops such as Gautam, Goldpfeil/Aigner and Furla as well as renovation of the Travel Value & Duty-Free shops and stores operated by the international airport retailer Nuance.

The 17 gastronomy facilities were able to record an increase of 4.0% in turnover despite a decline in total space. The McDonald's in the arrivals hall has become a genuine sales magnet with significant growth in turnover.

Classification of Turnover in the Non-Aviation Segment


Telecommunications and IT
6%
Rental
24%
Shopping/Gastronomy
19%
Security Services
18%
Parking
20%
Technical Services
12%
Other incl. VIE España
2%

Investments

___During the reporting year, investments in the Non-Aviation Segment totalled € 10.6 million. Projects focused primarily on the land development sector, specifically on development of the "Cargo North" area for customers such as UPS, TNT and customs, other cargo facilities (e.g. annex to the large goods terminal), and various small projects including infrastructure facilities for VAS. In 2001 planning also started for the office park. At € 6.0 million, IT expenditure was significantly below forecast as a result of cost savings measures introduced to reflect slowing traffic growth after 11 September.

Outlook

___Turnover from the provision of security services is expected to increase in 2002 as a result of higher demand following the events of 11 September. Revenues in the shops and gastronomy area will, however, be dependent chiefly on passenger volume, which is forecast to decline by 4%. A new promotion and advertising campaign will be introduced to increase sales per passenger.

___Activities in the real estate area will focus on rental of space in the office park. The increase in available space (UPS, TNT) is expected to generate higher revenue in this sector.

Innovation

Europe's Best Address – this marketing slogan is based in part on our long-standing reputation as one of the best-equipped airports in Europe

__Many of our systems, for example FANOMOS with its environmental control capabilities, were developed by Flughafen Wien AG employees and are in use at many different airports today. We draw our ideas for innovation from extensive discussions with customers as well as quality, environmental and noise monitoring, internal and external audits, benchmarking, co-operation with Austro Control and Austrian Airlines and, last but not least, suggestions from our workforce. Major innovations in 2001 were:

Simulation tool for passenger transportation
__This model, which is currently under development, will be used to evaluate and optimise handling procedures and to link these processes together. Our goal is to increase the efficient use of both human resources and equipment. Passenger transportation has been selected as the pilot project.

PRIAMOS Handling Management Information
__The cost accounting system for apron and traffic handling – PRIAMOS (Process Induced Accounting & Monitoring System) Handling Management Information – was completed and registered with patent authorities in 2001.

New Development: Catering transport vehicle
__Together with the manufacturer, we have developed a catering transportation vehicle that will provide a significantly better range of services (stability, loading height etc.) at a much lower price. Investment: € 1.46 million

COMPLAINTS MODULE for FANOMOS
__On a trial basis, we have installed a new module in the FANOMOS system to support the collection of statistics on noise complaints. This tool will facilitate the handling and documentation of individual calls, which can then be compared with actual flyover time.

SYDNEY MODEL
__In close cooperation with the Department of Transport and Regional Services in Canberra (Australia), the TNIP Model (Transparent Noise Information Package) was adapted to meet the specific needs of Vienna International Airport. This model will serve as an addition to our existing system for noise zone calculations and provide information on flyovers and pauses, as well as data on the number of flights that exceed maximum noise levels.

Secure High-Tech Telecommunications
__Our new fixed-line telecommunications system is based on a multi-location concept and uses latest technology to provide innovative features such as voice response, CTI, extended check-back options, and caller lists. We have broadened geographical distribution to increase security in the event of a disaster – even allowing for site loss – and also increased the number of emergency telephones significantly.

Informatics
__We took major steps to set the course for future developments in the informatics area. In conjunction with modernisation of the host system, a fail-safe central disk storage and tape robot system were installed as key components for the maintenance of mission-critical operations.

Employees

The development and motivation of our employees represent a high priority for management

___The Flughafen Wien Group is a service company whose performance depends on the skills, performance, experience, and commitment of each of its 2,626 employees.

Employee Fund

___Since 2000, the employees of Flughafen Wien AG have been able to participate in dividends through a private foundation. Flughafen Wien AG transferred 10% of repurchased stock to this independent fund. Distributions made by the fund in the reporting year corresponded to 10% of dividends. Individual payments were based on annual gross compensation, and equalled approximately one month's wage or salary per employee. The administration of the employee fund is completely independent of the company and includes a managing board, supervisory board, and auditor.

Training and Personnel Development

___During the reporting year we invested over € 800,000 in training programmes for our employees. Our third annual trainee programme was started, giving eight university graduates the opportunity to become acquainted with the business segments of an airport and receive specific training. Internationalisation forms a special focus of these management development activities. We support the participation of our employees in programs that lead to a Master of Business Administration (MBA) and place special emphasis on language training. A total of 347 employees from all areas of the Company took part in 91 courses during the reporting year, which included topics such as "customer-oriented behaviour", "communication", and "management and personality development".

___For the first time, our personnel were also employed in foreign countries. Experts from Flughafen Wien AG made valuable contributions to our subsidiaries in Germany and Spain.

Our apprentices are among the best

___We are currently training 29 apprentices in technical professions such as electricians, machinery assemblers and fitters, and motor vehicle technicians and a further six as commercial clerks. Our apprentices are repeatedly among the best in their class. In the previous year, one even reached world-class levels: Harald Rojky, an apprentice in the automotive mechanic and electrician program, took part in the Apprentice Olympic Games in Seoul during September 2001 where he finished an outstanding fourth overall, the second-best candidate from Europe. Prior to this contest, he had already won a number of provincial and federal competitions.

Health

___During the reporting year, we implemented preventive measures in the area of industrial safety to reduce the number of accidents and resulting lost days of work. The accident analysis system introduced in 2000 and related measures continue to show good results. Damage to property in the landside and airside area fell by 10% compared to the 1999 level, although there was a slight increase in 2001. Damage involving aircraft continued its satisfactory reduction in 2000, declining a further 2.4%. Additional measures to improve safety were implemented together with the individual business segments, and these led to a reduction in accidents and lost working days of more than 10%. We also encouraged employees to participate in a non-smoking program, a "healthy back" seminar, and our "safe and healthy at work" project. Flughafen Wien AG offers free health examinations, which involve an extensive two-hour analysis by our medical team, as well as free influenza vaccinations.

Employee Survey

___The decisive process goal for management bonuses in 2001 was: "do 50% of employees believe work flows with other units in the organisation are good or very good". This question was asked as part of the annual employee survey, whose results are reviewed with management. This goal was reached with a positive response of 50%. The employee survey, which was answered by 82% of our employees, represents an important instrument to inform management about levels of employee motivation and satisfaction and help guide decisions on related measures.

Other Services

___In February 2000 we opened a kindergarten at Vienna International Airport. It provides daily (!) service from 5.30 a.m. to 8.00 p.m., giving mothers with shift jobs the opportunity to combine both profession and children. Free transportation to Vienna and the surrounding towns demonstrates our responsibility for employees living in this region.

___The Company subsidises group health and legal insurance for employees with an annual contribution of € 114,520 per employee.

___During the reporting year, we supported the Employees Cultural and Sport Association with a subsidy of € 36,336. On 12 different dates our Works Council organised trips to the EU capital Brussels and to Flanders.

Number of Employees

	2001	2000	Change
Total number of employees	2,626	2,644	-18
Thereof Workers	1,820	1,869	-49
Staff	777	742	+35
Apprentices	29	33	-4
Average age	38.2 years	38.4	-0.2
Length of service	11 years	11	0
Percentage of women	14%	13.2%	+0.8
Training expenses	€ 800,000	€ 758,000	+€ 42,000
Accidents	137	174	-37

Traffic Units per Employee

2001	5,400 / -3.1%
2000	5,575 / +2.6%
1999	5,433 / +2.1%
1998	5,321 / +6.3%
1997	5,005 / +8.1%

Employees by Segment

Airport	342
Handling	1,340
Non-Aviation	805
Administration (not allocated)	139

Environmental Statement

Lower noise levels, new complaint hotline

Fewer approaches over Vienna

__As a result of construction activity, only 2,500 m of Runway 11/29 was in operation from 30 August to 18 November. This led to higher use of Runway 16/34 for starts by long-haul aircraft. In contrast to original plans, it was not possible to completely avoid night flights in Direction 34.

__When viewed in total, winds came primarily from the west in 2001. This led to an increase in take-offs over Direction 29, from 70.4% of total starts in 2000 to 74.0% in the reporting year. In addition, the number of landings in Direction 34 rose from 38.2% in the prior year to 46.7% in 2001. At the same time, the number of approaches over Vienna (Runways 11 and 16) declined from 42.0% to 36.4%.

Reduction in night-time flights

__The average number of flight movements during night hours decreased from 33.4 in 2000 to 31.8 in the reporting year. This corresponds to a share of 6.3%, the lowest amount in the last decade.

__The proportion of quieter Chapter 3 aircraft remained level at 97% in 2001, and number of propeller-driven aircraft rose from 19.3% to 21.5%.

Noise pollution declines

__These facts had a positive impact on values recorded by our 13 measurement stations in 2001 (2000: 12 stations), which include the newly constructed facility in Himberg. With the exception of Margarethen/Moos, all measurement stations showed a reduction in annual noise levels. The greatest decrease was recorded in Fischamend with 2.7 dB(A). The 0.9 dB(A) rise in the noise level at Margarethen/Moos resulted from a higher number of landings in Runway Direction 34. Average maximum levels also declined slightly. Data required for the calculation of noise zones in 2001 was not available when this annual report was prepared.

__Noise zone calculations for 2001 show a slight decrease in total area because of stagnation in flight movements during the six heaviest traffic months of the year and slight decline in night flights. In conjunction with the mediation process, the calculation formula in use since 1977 was replaced by a new method that meets ÖAL Guideline 24 and EU regulations. Future noise zones will therefore show both total figures and seperate data for day (6 a.m. to 6 p.m.), evening (6 p.m. to 10 p.m.) and night (10 p.m. to 6 a.m.).

FANOMOS

__Our Flight Track and Noise Monitoring System (FANOMOS) registered 165 (2000: 576) deviations from normal flight paths in 2001, or 0.2% of all take-offs. This clear improvement resulted from the designation of waypoints for take-off routes and their input in the flight management system. In addition, the system upgrade started in 2000 was completed at a cost of € 180,000.

Mediation Process

__Our activities in the area of environmental controlling focused on participation in the mediation process, in particular the working group on noise. We conducted a total of 15 measurement series at points throughout Vienna and Lower Austria to confirm the correct positioning of permanent measurement stations and to collect new data. Additional parallel measurements together with the City of Vienna completed this extensive program, and we were able to meet our objective of having participants in the mediation process accept data supplied by FANOMOS.

Pollution levels at VIE normal

___In September 2001 the provincial government of Lower Austria completed its pollution-monitoring program at Kleinneusiedl, Rauchenwarth, Zwölfaxing and on the airport apron. Results indicate that flight operations have no measurable effect on air quality in the region. Recorded concentrations of sulphur dioxide, nitrogen oxide and ozone were at, or below, levels measured in areas surrounding the airport.

New complaint hotline

___Together with ACG and the City of Vienna, we installed an additional external noise hotline last year in order to improve the evaluation of complaints from Vienna. From 11 May to 30 September 2001, a total of 496 calls originated within the Vienna city limits. Data on complaints for the reporting year is therefore not directly comparable to 2000.

___In addition, 870 callers contacted us directly about aircraft noise. An above-average number of complaints came from Vienna Districts 22, 10, 15 and 14; the most calls from the Province of Lower Austria originated in the nearby communities of Schwadorf, Enzerdorf/Fischa, Kleinneusiedl, and Schwechat. The primary reasons for complaints were the number of flyovers (73.8%), followed by individual incidents (12.1%), and general inquiries (12.0%).

Subsidy for soundproof windows

___During the reporting year, we provided € 290,000 of subsidies for the installation of soundproof windows in neighbouring communities. Since the start of this project, we have made a total of € 1.6 million available.

Outlook for 2002

___Our participation in the mediation process represents the focal point of activities for the current business year. Simulations are planned for different scenarios as well as the relocation and/or installation of additional measurement stations.

___We also intend to establish a central office for environmental information together with the City of Vienna, the Province of Lower Austria, Austro Control and Austrian Airlines.

___The environmental database commenced in the prior year will be completed and equipped with relevant indicators. This will make it possible to document progress in our efforts to improve the environmental compatibility of our activities.

Deviations

	2001	2000	1999
Flight movements	185,425	186,469	171,682
Deviations in take-offs	165	576	313
Deviations in landings	0	0	0
Total deviations in %	0.1	0.3	0.2

Noise Complaints

	2001	2000	1999
Total	1,366	1,150	1,578
Vienna	743	803	1,120
Lower Austria	623	347	458

Communications

Challenges mastered after terror attacks, mediation process continues, award for best annual report

__Communications at Vienna International Airport include activities common to all modern corporations, but with added elements unique to airports. Our Communications Office is often the initial contact point for events that have little direct relation to our business.

11 September 2001

__The events of 11 September provided a challenge for our communications team over a period of many weeks. Under increasingly difficult conditions, we worked to satisfy the varied demands of journalists and photographers on issues such as flight safety, terror prevention and the effects of new security measures on passengers. Our highly popular airport tours, which were attended by 33,187 visitors in 2001, were suspended for 44 days in the midst of the high season following the implementation of a higher security level. The "anthrax alarm", which was triggered by baby powder discovered on a Sunday evening in October, represented another major test for our team.

Mediation

__The fears and misgivings of neighbouring residents over our expansion plans – especially with respect to the planned third runway – led us to start the most extensive mediation process in Europe with 50 groups involved. In 2000 a three-member mediation team was commissioned to manage this process. The mediation agreement was concluded during the reporting year, thereby defining subjects, content, structures and rules for cooperation.

__Subjects handled by the mediation process are the current impact of airport operations, major environmental projects and expansion plans for the airport. In addition to the mediation forum, which includes all 50 parties, there is a working group comprised of 28 persons, a process management group with 10 persons, and four working committees that cover the topics of noise, development scenarios, ecology, and public relations. All protocols and documentation for the process are published on the Website www.viemediation.at. Progress has been presented at two press conferences and a public event, and through press releases. Interested citizens receive a complimentary copy of our newsletter "viemediation.at", which has a circulation of 198,000 copies.

__Our mediation process is monitored by a scientific team from the Institute for Interdisciplinary Research and Continuing Education in Klagenfurt. As external advisors in the area of sustained development, we have commissioned the Research Centre at Seibersdorf. In Spring 2002 the mediation forum will evaluate the overall progress of work and reach a joint decision on the continuation of mediation proceedings.

"Annual Report Award" and silver "Venus"

__In September we received first prize in the "Austrian Annual Report Award" from the business journal "trend". In addition to high marks for content, jurors underscored the quality of our graphic design. We were pleased to receive favourable notice in a number of international publications. Our latest award for the 2000 annual report was the silver "Venus", which was presented in March 2002 by the Creative Club Austria for editorial conception and design. It is particularly satisfying to receive public acknowledgement for the outstanding work done by many people on this important visiting card for our Company.

For additional information, contact Dagmar Lang:
+43 1 7007 22103; e-mail: m@viennaairport.com

Gerlinde Storch

Department L, Cleaning /
Helps keep our airport spotless.



Michael Dörfler

Department T, Repair Shop /
Reliable maintenance for over 1,000 vehicles.



Christine Nüssel

Department K, VIP Service /
On request, open 24 hours – 365 days a year.




RS Components




Post






Heurigenrestaurant

Andrea Kainrath

Department U, Environment /
Ready dialogue for our 230,000 neighbours.




FILE NO.
82-3907

Financial Statements 2001 Flughafen Wien AG

Consolidated Income Statement

for the period from 1 January to 31 December 2001

Flughafen Wien AG

in T€	Note	2001	2000
Turnover	(29)	320,102.3	327,438.5
Other operating income	(1)	8,574.7	6,923.3
Operating income		328,677.0	334,361.8
Cost of materials and services		-17,553.6	-19,025.3
Personnel expenses	(2)	-139,732.9	-133,223.3
Amortisation of intangible assets and depreciation of fixed assets	(10–13)	-41,169.8	-44,416.2
Other operating expenses	(3)	-44,995.3	-44,586.5
Income before interest and taxes (EBIT)		85,225.5	93,110.4
Income from investments, excl. associates at equity	(4)	15.3	1,750.6
Net financing costs	(5)	10,255.7	17,953.3
Other income from financing activities	(6)	1,032.7	-11,127.4
Financial results, excl. associates at equity		11,303.7	8,576.4
Income from associates at equity	(4)	394.3	917.4
Financial results		11,697.9	9,493.9
Profit before tax (EBT)		96,923.4	102,604.2
Tax expense reimbursement "KMOG" Foundation	(7)	0.0	-3,350.0
Profit before tax after tax reimbursement from "KMOG" Foundation		96,923.4	99,254.2
Taxes on income		-33,425.2	-30,014.3
Tax savings from tax reimbursement from "KMOG" Foundation		2,854.1	3,859.7
Taxes on income	(8)	-30,571.1	-26,154.6
Minority interest		-85.0	0.0
Profit for the year		66,267.3	73,099.6
Number of shares outstanding (weighted average)	(9)	20,990,959	20,881,918
Earnings per share (in €)		3.16	3.48
Recommended/paid dividend per share (in €)		1.90	2.10
Recommended/paid dividend (in T€)		39,900.0	44,100.0

Consolidated Balance Sheet

as at 31 December 2001

Flughafen Wien AG

in T€	Note	31.12.2001	31.12.2000
ASSETS			
Intangible assets	(10)	2,791.9	2,612.1
Property, plant and equipment	(11)	475,718.6	458,547.7
Associates – at equity	(12)	37.1	122.3
Other financial assets	(13)	37,327.7	40,325.3
Non-current receivables	(14)	63.6	78.3
Deferred tax assets	(15)	26,813.1	31,934.5
Non-current assets		542,751.9	533,620.1
Inventories	(16)	2,325.2	3,004.9
Current receivables and other current assets	(17)	42,462.7	33,512.9
Cash and cash equivalents	(18)	172,370.1	180,241.4
Current assets		217,158.0	216,759.2
Assets		759,909.9	750,379.3
EQUITY AND LIABILITIES			
Share capital	(19)	152,670.0	152,670.0
Share premium	(20)	117,657.3	117,657.3
Retained earnings and reserves	(21)	262,091.2	243,328.2
Equity		532,418.6	513,655.5
Minority interest		158.5	0.0
Non-current provisions	(22)	119,806.8	136,032.9
Other non-current liabilities	(23)	9,853.7	11,107.6
Non-current liabilities		129,660.4	147,140.5
Current provisions	(24)	58,720.9	46,299.8
Current financial liabilities	(25)	4,274.6	3,690.2
Trade payables	(26)	19,471.0	12,972.3
Other current liabilities	(27)	15,205.9	26,621.0
Current liabilities		97,672.4	89,583.3
Equity and Liabilities		759,909.9	750,379.3

Consolidated Cash Flow Statement

for the period from 1 January to 31 December 2001

Flughafen Wien AG

in T€	2001	2000
Profit before tax	96,923.4	102,604.2
+ Depreciation / – Write-ups of fixed and financial assets	41,169.8	47,357.1
+ Loss / – Gain on the disposal of fixed and financial assets	307.6	-1,714.6
– Reversal of investment subsidies from public funds	-1,654.7	-1,843.6
– Increase / + Decrease in inventories	679.7	-366.3
– Increase / + Decrease in receivables	-8,935.0	-2,518.0
+ Increase / – Decrease in provisions	-422.9	-18,643.6
+ Increase / – Decrease in liabilities	-4,515.7	7,744.0
Net cash flows from ordinary operating activities	123,552.3	132,619.2
– Income taxes paid	-25,259.4	-31,687.5
Net cash flows from operating activities	98,292.9	100,931.7
+ Payments received on the disposal of fixed assets (excl. financial assets)	1,864.6	97.0
+ Payments received on the disposal of financial assets	8,510.6	2,848.4
– Payments made for investments in fixed assets (excl. financial assets)	-61,310.2	-28,532.6
– Payments made for investments in financial assets	-6,480.1	-1,128.1
+ Cash flow from non-repayable subsidies	0.0	0.0
Net cash flows from investing activities	-57,415.2	-26,715.3
– Purchase of treasury shares	0.0	-94,500.0
– Dividend	-44,100.0	-33,600.0
+ Cash inflows from minority shareholders	73.5	0.0
– Repayment of borrowings	584.4	3,690.2
Net cash flows from financing activities	-43,442.1	-124,409.8
Change in cash and cash equivalents	-2,564.4	-50,193.4
+ Change in revaluation reserve for securities	-5,306.9	-4,555.4
+ Cash and cash equivalents at the beginning of the year	180,241.4	234,990.2
Cash and cash equivalents at the end of the year	172,370.1	180,241.4
Thereof current securities	87,388.0	152,434.3
Thereof unrealised gains (+) / losses (-)	-2,890.1	2,416.9
Interest expense for operating activities	59.0	43.9
Interest income from operating activities	9,884.4	18,151.0
Dividends received	22.3	43.5

For additional information see Note (28)

Consolidated Statement of Capital and Reserves

Flughafen Wien AG

in T€	Share capital	RESERVES Share premium account	Revaluation reserve	Retained earnings and other reserves	Treasury stock	Total
Balance on 31.12.1999	152,670.0	117,657.3	4,601.7	296,312.3	0.0	571,241.3
Revaluation of securities			-3,006.6			-3,006.6
Market price loss on treasury stock				-10,450.0	10,450.0	0.0
Employee foundation				421.1		421.1
Gains and losses not reflected on the income statement	0.0	0.0	-3,006.6	-10,028.9	10,450.0	-2,585.5
Purchase of treasury shares					-94,500.0	-94,500.0
Transfer of treasury shares				-80,020.0	80,020.0	0.0
Profit for the year 2000				73,099.6		73,099.6
Dividend payment for 1999				-33,600.0		-33,600.0
Balance on 31.12.2000	152,670.0	117,657.3	1,595.1	245,763.1	-4,030.0	513,655.5
Revaluation of securities			-4,604.7			-4,604.7
Market price loss on treasury stock				-107.0	107.0	0.0
Employee fund				1,200.4		1,200.4
Gains and losses not reflected on the income statement	0.0	0.0	-4,604.7	1,093.4	107.0	-3,404.3
Transfer of treasury shares				-3,923.0	3,923.0	0.0
Profit for the year 2001				66,267.3		66,267.3
Dividend payment for 2000				-44,100.0		-44,100.0
Balance on 31.12.2001	152,670.0	117,657.3	-3,009.6	265,100.8	0.0	532,418.6

For additional information see Notes (19) to (21)

Notes to the Consolidated Financial Statements 2001

Flughafen Wien AG

General Information

Reporting in accordance with International Accounting Standards (IAS)

___The consolidated financial statements of Flughafen Wien AG for the 2001 Business Year were prepared in accordance with the principles set forth in International Accounting Standards (IAS), following the initial application of IAS in 2000. These financial statements reflect the International Accounting Standards (IAS) in effect for the 2001 Business Year. In keeping with § 245a of the Austrian Commercial Code, these financial statements fulfil legal requirements for the exemption from the obligation to prepare consolidated financial statements under Austrian law. Therefore, financial statements were not prepared in accordance with the Austrian Commercial Code.

Reporting in EURO

___In order to provide a better overview, amounts are generally shown in thousand euro (T€). These rounded figures also include exact amounts that are not shown, and rounding differences can therefore occur.

Information on the Company

___Flughafen Wien AG is active in the construction and operation of civil airports with all related facilities. As a civil airport operator, the Company manages Vienna International Airport and the Vöslau-Kottingbrunn Airport. The headquarters of the Company are located in Schwechat, Austria.

Significant Accounting Policies

___The consolidated financial statements were prepared in accordance with the historical cost convention. The income statement was prepared in keeping with the Austrian method under which "total costs" are shown. The financial statements of companies included in the consolidation are prepared in accordance with uniform Group accounting and valuation principles.

Consolidation Range

___The companies included in the consolidated financial statements and the methods used for consolidation are shown in an appendix to the Notes. Six subsidiaries and one associated company were not included in the consolidated financial statements because their influence on the asset, financial and earnings position of the group is immaterial. The combined sales of these unconsolidated companies equalled 0.1% of Group sales for 2001.

___Vienna Airport Baumanagement GmbH., which was founded in 2001 and in which Flughafen Wien AG holds 51% of shares, and Vienna International Beteiligungsmanagement Gesellschaft m.b.H., a 100% subsidiary of Flughafen Wien AG, and its wholly owned subsidiary Vienna International Airport España, S.L., which owns 18.7% (paid-in contribution: 4%) of the Spanish airport construction company CR Aeropuerto S.L., were included in the consolidated financial statements at 100% for the first time. The inclusion of these companies led to an increase of T€ 779.3 in Group sales and T€ 203.9 in Group earnings. The holdings in Corvin Hotel Airport Plaza Errichtungs- und Betriebsgesellschaft m.b.H. (33.3%) and Airport Consulting Vienna GmbH (50%) were sold during the 2001 Business Year. The deconsolidation of these companies, which were included according to the equity method in 2000, led to a decrease of T€ 92.9 in financial assets and improvement of T€ 379.4 in financial results during the reporting year. The following companies were founded in 2001 by the wholly owned subsidiary Vienna International Airport Security Services Ges.m.b.H.: GetService Dienstleistungsgesellschaft m.b.H. (share: 100%) and GetService-Flughafen-Sicherheits-Servicedienst GmbH (share: 51%). These companies were not included in the consolidation because their influence on the asset, financial and earnings position of the group is immaterial.

Effects of changes in the consolidation range on the consolidated balance sheet:

in T€	2001
Non-current assets	1,324.7
Current assets	-972.4
Non-current liabilities	0.0
Current liabilities	82.8
Minority interest	158.5
Equity	111.0

Consolidation Principles

___The financial statements of companies included in the consolidation were prepared as of the same date used for the consolidated financial statements. The annual financial statements of all major companies were audited and verified by certified public accountants. The book value method is used to eliminate the investment and equity. Under this method, the acquisition price of an investment is compared with the relevant shareholders' equity at the point of founding or purchase. Any positive differences are recorded as goodwill and amortised on a straight-line basis over their useful life. For associates, the proportional share of profit or loss is added to or subtracted from the value of the investment (equity method). For the consolidation of liabilities, receivables and loans granted were offset with corresponding liabilities and provisions. All expenses and revenue arising from the provision of goods or services between member companies of the Group were eliminated. Interim profits arising from the transfer of assets between Group companies were eliminated with an appropriate charge or credit to the income statement.

Foreign Currency Translation

___All foreign subsidiaries are located in the euro zone. Financial statements prepared in local currency are translated into euro based on the official exchange rates.

Tangible and Intangible Assets

___Tangible and intangible assets are valued at purchase or production price less ordinary straight-line depreciation or amortization. Ordinary depreciation and amortization is based on the following useful lives:

	Years
Buildings	5 – 50
Facilities	10 – 20
Technical equipment and machinery	5 – 20
Other equipment, furniture, fixtures and office equipment	4 – 15
Concessions and rights	4 – 10

___Low-value assets are completely written off in the year of purchase. A full year's depreciation is taken for assets purchased during the first half of the year; one-half this amount is taken for additions made during the second six months.

In 2001, the useful life of buildings used in operations was increased from 25 years to 33 years and 4 months. This led to a decrease of roughly T€ 4,900 in depreciation for 2001.

Goodwill

___Goodwill is defined as the surplus of the price paid for a company over the value of purchased identifiable assets and liabilities on the date of acquisition. Goodwill is amortised on a straight-line basis over the assumed useful life of the asset, up to a maximum of 20 years. The future economic benefit of remaining goodwill is analysed as of each balance sheet date. Any goodwill not expected to be covered by an expected future economic benefit is amortised immediately with an appropriate charge to the income statement.

Financial Assets

___Shares in subsidiaries and associates, which are not included in the consolidation for reasons of immateriality, and other non-consolidated investments and loans granted are shown at present value, if available, or at acquisition price.

___Non-current securities are valued in accordance with IAS 39 in the Financial Statements 2001 (2000: pursuant to IAS 25). In keeping with IAS 39 § 10, these securities are classified as "available for sale" and stated at present value. Gains and losses resulting from a change in present value are credited or charged directly to equity as required by IAS 39 § 103 (b) (ii) and included on the consolidated statement of capital and reserves. When these securities are sold, any gains and losses recorded under equity are reversed to the income statement.

Inventories

___Inventories are stated at historical cost or the lower net sales value. The moving average price method is used for valuation.

Receivables

___Receivables are stated at nominal value, unless individual recognizable risks require the use of a lower amount. Foreign currency receivables are valued at the average exchange rate on the balance sheet date.

Securities

___In accordance with IAS 39, securities that are not intended to serve business operations on a lasting basis are stated at market value as of the balance sheet date. These securities are classified as "available for sale" in keeping with IAS 39 § 10 and recorded at present value. Gains and losses resulting from a change in present value are credited or charged directly to equity as required by IAS 39 § 103 (b) (ii) and included on the consolidated statement of capital and reserves. When these securities are sold, any gains and losses recorded under equity are reversed to the income statement.

Provision for Deferred Taxes

___In keeping with IAS 12 (revised) deferred taxes are recorded for all temporary valuation and accounting differences arising between the book value of an asset or a liability and its value for tax purposes. Temporary differences arise primarily in connection with the valuation of tangible assets, treasury stock and the provisions for pensions, severance compensation and service anniversary bonuses. The tax rate expected when these differences reverse in the future is used for the calculation. Deferred tax assets are created for tax loss carry-forwards if they are expected to be used against taxable profits in the future. Deferred tax assets and liabilities are shown as a net figure on the balance sheet.

Investment Subsidies from Public Funds

___Subsidies granted by public authorities for the purchase of tangible assets are shown under current or non-current liabilities, and are reversed to the income statement over the useful lives of the related assets on a straight-line basis.

Provisions for Severance Compensation, Pensions and Service Anniversary Bonuses Flughafen Wien AG

___In keeping with IAS 19 the provisions for severance compensation, pensions and service anniversary bonuses are calculated by the parent company Flughafen Wien AG according to the projected unit credit method.

___These calculations incorporate future wage and salary increases. The discount rate is based on yields for non-current Austrian federal securities as of the balance sheet date.
In accordance with relevant Austrian law, computations for the present value of obligations arising from severance compensation, pensions and service anniversary bonuses ("defined benefit obligation", DBO) for the 2001 business year are based on the earliest possible retirement age for men (61.5) and women (56.5). In keeping with the Austrian law that establishes different retirement ages for male and female employees (early retirement), a gradual increase to a retirement age of 60 for women was included in the calculation.

The AVÖ 1999-P life expectancy tables for male and female employees, which are prepared by F.W. Pagler, form the biometric basis for this calculation. A discount for employee turnover is included in the calculation, and is based on length of service. Actuarial gains and losses that exceed or fall below 10% of present value are credited or charged to the income statement over a period of five years.

Subsidiaries

__To simplify calculations, the provisions for severance compensation and service anniversary bonuses are based on financial principles and a discount rate of 3.5%. With the exception of Vienna Airport Handling Gesellschaft m.b.H., neither the Austrian nor foreign subsidiaries have pension commitments.

Other Provisions

__Other provisions are created in accordance with reasonable business judgment and reflect the amounts considered necessary to cover future payment obligations, recognizable risks and uncertain liabilities. These provisions are recorded at the amount, which is considered most probable after careful examination of the related circumstances.

Liabilities

__Liabilities are stated at nominal value or the higher repayment amount. Foreign currency liabilities are recorded at the average exchange rate in effect on the balance sheet date.

Realisation of Income

__Income is realized when services are provided or risk is transferred.

Derivative Financing Instruments

__The valuation of primary financing instruments includes any related interest rate and exchange rate hedges. The Group had no derivative financing instruments as of the balance sheet date.

Earnings per Share

__Earnings per share for the Flughafen Wien Group are calculated by dividing profit for the year, after the deduction of minority interest, by the weighted number of shares outstanding.

Notes to the Consolidated Income Statement

(1) Other operating income

in T€	2001	2000
Increase/decrease in services not yet invoiced	-310.3	310.3
Own work capitalized	2,879.1	742.4
Income from the disposal and write-up of fixed assets, excluding financial assets	86.7	64.7
Income from the reversal of provisions	2,300.5	2,329.1
Income from the reversal of investment subsidies from public funds	1.654,7	1,843.6
Income from rights granted	1,306.4	470.5
Income from insurance	123.3	300.2
Income from the reversal of valuation adjustments	273.6	99.4
Miscellaneous	260.8	763.1
	8,574.7	6,923.3

(2) Personnel expenses

in T€	2001	2000
Wages*)	61,330.3	55,349.0
Salaries*)	48,636.6	39,615.3
Expenses for severance compensation	4,594.5	4,621.9
Expenses for pensions	-4,088.9	5,837.0
Expenses for legally required social security and payroll-related duties and mandatory contributions	28,004.6	26,604.3
Other employee benefits	1,255.9	1,195.8
	139,732.9	133,223.3

*) These items include expenses for restructuring measures and part-time employment for older members of the workforce. After adjustment for these items, wages show an increase of 5.6% to € 58,451.9, and salaries rose by 0.6% to € 39,836.1.

(3) Other operating expenses

in T€	2001	2000
Other taxes	276.5	231.2
Maintenance	12,524.7	12,974.6
Third party services	5,800.3	5,184.9
Legal, auditing and consulting expenses	7,268.7	5,522.3
Market communication	5,011.3	7,003.4
Postage and telecommunications	1,811.5	1,702.7
Rental and lease payments	1,792.2	1,567.8
Insurance	1,676.3	1,458.6
Travel and training	2,040.3	1,557.3
Damages	1.295.5	221.2
Valuation adjustments to and write-offs of receivables	1,181.7	1,148.3
Losses on the disposal of non-current assets	1,011.8	71.5
Miscellaneous operating expenses	3,304.5	5,942.8
	44,995.3	44,586.5

(4) Share of profit/loss from associates, income from investments

in T€	2001	2000
Income from investments in associates	394.3	2,469.4
Expenses arising from investments in associates	0.0	-1,552.0
Net income/expense from associates included at equity	394.3	917.4
Income from investments in subsidiaries and other companies	15.3	1,750.6
Expenses arising from investments in subsidiaries and other companies	0	0
Other net income/expense from investments	15.3	1,750.6
	409.5	2,668.0

(5) Interest income/expense

in T€	2001	2000
Interest and similar income	10,392.3	18,102.8
Interest and similar expense	-136.6	-149.5
	10,255.7	17,953.3

(6) Other financial results

in T€	2001	2000
Income from the disposal of *financial assets*	238.2	0.0
Income from the disposal and revaluation of current securities	2,134.0	67.0
Losses on the disposal of current securities	-1,339.5	-2,567.2
Expenses arising from financial assets and current securities	0.0	-8,627.2
	1,032.7	-11,127.4

(7) Reimbursement of Tax Expense "KMOG" Fund

__In 2000, the reimbursement of tax expense to the "KMOG" fund totalled T€ 3,350.0. This includes corporate income tax for the employee fund ("Flughafen Wien Mitarbeiter Beteiligung Privatstiftung"), which is to be carried by Flughafen Wien AG as required by the fund's declaration of formation and in accordance with the provisions of the Austrian Capital Markets Offensive Act ("Kapitalmarktoffensivgesetz" or KMOG). No such expenses occurred in 2001 because of an appropriate provision that was created in the prior year.

(8) Taxes on income

in T€	2001	2000
Current tax expense	24,731.2	24,950.2
Deferred taxes	8,693.9	5,064.2
	33,425.2	30,014.4
Tax savings from reimbursement of tax expense "KMOG" fund	-2,854.1	-3,859.7
	30,571.1	26,154.6

__Tax savings from the reimbursement of tax expense "KMOG" fund reflects tax savings realised by the Company from the employee fund in accordance with the Austrian Capital Markets Offensive Act. The difference between the theoretical tax rate (Austrian corporate tax rate of 34%) and the effective tax rate shown in the financial statements is due to the following:

in T€	2001	2000
Profit before tax after tax reimbursement from "KMOG" fund	96,923.4	99,254.2
Theoretical income tax (tax rate: 34%)	32,954.0	33,746.4
Permanent differences and taxes related to other periods	-2,382.9	-7,591.8
Income tax expense as per income statement	30,571.1	26,154.6
Effective tax rate	31.6%	26.4%

__For additional information on changes in deferred taxes, see Note (15) on the provision for deferred taxes.

(9) Outstanding shares

__A total of 20,900,000 shares were outstanding at the beginning of the reporting year; of this amount 100,000 shares were owned by Flughafen Wien AG. On 2 February 2001 the 100,000 shares owned by Flughafen Wien AG were transferred to "Flughafen Wien Mitarbeiterbeteiligung Privatstiftung", and the number of shares outstanding equalled 21,000,000 as of this date.

Notes to the Consolidated Balance Sheet

Fixed and Financial Assets

(10) Intangible assets

in T€	Concessions and rights
Development from 01.01. to 31.12.2001	
Net book value as of 01.01.2001	2,612.1
Additions	979.1
Disposals/remaining book value	-4.1
Amortisation	-795.2
Net book value as of 31.12.2001	2,791.9
Balance on 31.12.2001	
Acquisition price	11,152.1
Accumulated depreciation	-8,360.2
Net book value	2,791.9

Additions relate primarily to the purchase of software for T€ 979.1

(11) Property, plant and equipment

in T€	Land and buildings	Technical equipment and machinery	Other equipment, furniture, fixtures and office equipment	Advance payments made and construction in progress	Total
Development from 01.01. to 31.12.2001					
Net book value as of 01.01.2001	302,307.9	131,470.8	20,154.1	4,614.9	458,547.7
Additions	9,063.1	10,911.5	20,518.0	19,838.6	60,331.1
Transfers	168.7	1,332.6	4.7	-1,506.1	0.0
Disposals/remaining	-2,584.8	-5.4	-195.5	0.0	-2,785.7
book values	-12,685.8	-18,584.1	-9,104.7	0.0	-40,374.6
Net book value as of 31.12.2001	296,269.1	125,125.4	31,376.7	22,947.4	475,718.6
Balance on 31.12.2001					
Acquisition price	479,178.4	386,890.4	111,133.3	22,947.4	1,000,149.5
Accumulated depreciation	-182,909.3	-261,765.0	-79,756.6	0.0	-524,430.9
Net book value	296,269.1	125,125.4	31,376.7	22,947.4	475,718.6

The above additions include:
- Property for possible use in expansion of the airport (T€ 3,582.5)
- Construction of cargo handling buildings (T€ 4,663.6)
- Partial costs for the construction of an office building (T€ 5,287.7)
- Construction of taxiways and runway drainage system (T€ 8,223.1)
- Planning costs for the new "Skylink" Terminal (T€ 4,912.7)
- Large equipment for apron handling (T€ 8,386.5) and winter services (T€ 4,651.3)
- EDP equipment (T€ 4,219.1)

(12) Financial assets – associates included at equity

in T€	Value of company at equity
Development from 01.01. to 31.12.2001	
Net book value as of 01.01.2001	122.3
Additions	7.8
Disposals/remaining	-92.9
Net book value as of 31.12.2001	37.1
Balance on 31.12.2001	
Acquisition price	77.2
Accumulated write-ups/write-downs	-40.1
Net book value	37.1

__Additions and disposals also include changes in the value of companies included at equity. Disposals represent the sale of holdings in Airport Consulting Vienna GmbH and Corvin Hotel Airport Plaza Errichtungs- und Betriebsgesellschaft m.b.H.

(13) Other financial assets
Investment in other companies

in T€	Shares in associates (not consolidated)	Shares in subsidiaries (not consolidated)	Misc. investments	Total
Development from 01.01. to 31.12.2001				
Net book value as of 01.01.2001	49.0	897.6	0.0	946.6
Additions	0.0	528.9	1.400.0	1.928.9
Net book value as of 31.12.2001	49.0	1.426.4	1.400.0	2.875.4
Balance on 31.12.2001				
Acquisition price	49.0	1.426.4	1.400.0	2.875.4
Accumulated write-downs	0.0	0.0	0.0	0.0
Net book value	49.0	1.426.4	1.400.0	2.875.4

__Shares in non-consolidated associates represent the investment in AviaSec Aviation Security GmbH. Shares in non-consolidated subsidiaries refer to the holdings in Flughafen Wien/Berlin-Brandenburg International Entwicklungsbeteiligungsgesellschaft m.b.H., GetService Dienstleistungsgesellschaft m.b.H., GetService-Flughafen-Sicherheits-Servicedienst GmbH, Salzburger Flughafen Sicherheitsgesellschaft m.b.H., VIAS Hellas Security Air Transport Services Limited Liability Company and VIE Shops Entwicklungs- und Betriebsges. m.b.H. Miscellaneous investments relate to the holding in CR Aeropuerto, S. L. (Spain).

Securities and other loans granted

in T€	Non-current securities and rights	Other loans granted	Total
Development from 01.01. to 31.12.2001			
Net book value as of 01.01.2001	39,301.1	77.6	39,378.7
Additions	4,504.7	38.9	4,543.5
Write-ups	0.3	0.0	0.3
Disposals/remaining book values	-7,770.8	-29.3	-7,800.1
Write-downs	-1,670.2	0.0	-1,670.2
Net book value as of 31.12.2001	34.365.1	87.2	34.452.2
Balance on 31.12.2001			
Acquisition price	37,234.4	7,354.5	44,588.9
Accumulated write-downs	-2,869.4	-7,267.3	-10,136.6
Net book value	34,365.1	87.2	34,452.2

__Non-current securities serve primarily to fulfil coverage requirements for the provisions for severance compensation and pensions, in accordance with Austrian law. Other loans granted represent rights for Corvin Hotel Airport Plaza Errichtungs- und Betriebsgesellschaft m.b.H. and a loan to SITA (T€ 87.2).

(14) Non-current receivables
__Non-current receivables of T€ 63.6 consist primarily of interest-bearing advance payments of wages and salaries to employees.

(15) Provision for deferred taxes
Development of deferred tax assets

in T€	2001	2000
Balance on 1.1.	31,934.5	10,963.7
Change with effect on the income statement	-8,693.9	-5,064.2
Change with no effect on the income statement	3,572.6	26,035.0
Balance on 31.12.	26,813.1	31,934.5

Deferred tax assets or provisions were created for the following items:

in T€	2001	2000
Deferred tax assets		
Tangible and financial assets	411.3	730.6
Provisions for severance compensation	1,539.5	2,151.2
Provisions for pensions	9,620.2	12,219.9
Provisions for service anniversary bonuses	683.7	557.7
Transfer of shares to employee fund	22,965.9	24,486.1
Other provisions	2,122.5	1,892.7
Tax loss carry-forwards	554.2	536.8
	37,897.3	42,574.9
Provisions for deferred taxes		
Tangible fixed assets	7,628.2	6,041.3
Current securities	0.0	829.9
Other current assets	230.6	230.6
Provision for taxes from consolidation	3,225.4	3,538.7
	11,084.2	10,640.5
Net deferred tax assets and provisions	26,813.1	31,934.5

(16) Inventories

in T€	2001	2000
Raw materials and supplies	2,323.1	2,694.6
Services not yet invoiced	0.0	310.3
Prepayments	2.1	0.0
	2,325.2	3,004.9

(17) Current receivables and other current assets

in T€	2001	2000
Gross trade receivables	27,252.8	29,603.4
Valuation adjustments	-2,533.7	-2,224.9
Net trade receivables	24,719.0	27,378.4
Receivables due from subsidiaries (non-consolidated)	238.6	97.3
Receivables due from associates	5.1	3,954.9
Other receivables and assets	16,749.8	1,920.5
Prepaid expenses and deferred charges	750.1	161.8
	42,462.7	33,512.9

(18) Cash and cash equivalents

in T€	2001	2000
Cash on hand	117.4	115.7
Deposits with financial institutions	84,864.7	27,691.4
Securities	87,388.0	152,434.3
	172,370.1	180,241.4

___In 2001, the effective interest rate on deposits with financial institutions was between 3.2 and 4.9% (2000: 4.1 to 4.3%). Interest paid for deposits with financial institutions is dependent on developments on the Austrian money market, which showed a slight upward trend at the beginning of 2001.

___For detailed information on securities, see Point (30) on financing instruments.

(19) Share capital

__As of 31 December 2001 share capital totalled € 152,670,000.--. It is divided into 21,000,000 bearer shares of common stock.

__At the tenth (extraordinary) Annual Meeting on 15 November 2000, a resolution was passed approving the repurchase of 10% of capital stock for transfer to a private fund for employees. On 30 November 2000 a total of 2,100,000 shares, or 10% of share capital, was repurchased. These shares were transferred to "Flughafen Wien Mitarbeiterbeteiligung Privatstiftung" on 20 December 2000 (2,000,000 shares) and 2 February 2001 (100,000 shares). The shares owned by this fund have both voting and dividend rights.

(20) Share premium

__Appropriated reserves consist of a T€ 92,221.8 premium received on the stock issue in 1992 and the T€ 25,435.5 premium realised on the share capital increase in 1995.

(21) Retained earnings and reserves

__This item includes retained earnings from prior business years, the reduction in reserves following the initial consolidation in accordance with IAS, untaxed reserves after the deduction of deferred taxes, treasury stock, and the revaluation reserve for securities after the deduction of deferred taxes.

__Revaluation losses of T€ 107.0 charged to reserves in 2001 represent necessary write-downs to the 100,000 of treasury stock shares transferred to "Flughafen Wien Mitarbeiter Beteiligung Privatstiftung" on 2 February 2001. The line item "fund" contains the offset of deferred tax assets resulting from the Austrian Capital Markets Offensive Act with the provisions for reimbursement of taxes arising from the employee foundation.

(22) Non-current provisions

in T€	2001	2000
Provisions for severance compensation	32,598.3	35,570.7
Provisions for pensions	56,606.0	73,099.9
Provisions for service anniversary bonuses	6,346.9	5,971.4
Provisions for part-time work for older employees	2,864.6	0.0
Provisions for reimbursement to employee fund	21,391.0	21,391.0
	119,806.8	136,032.9

__Calculations for obligations arising from severance compensation, pensions, and service anniversary bonuses and related expenses for coverage requirements were based on the following factors.

Factors	2001	2000
Discount rate	5.0%	6.0%
Wage and salary increases	3.5%	3.5%
Retirement trend (only for pensions)	1.5%	1.5%

Provisions for severance compensation

___Legal regulations and collective bargaining agreements grant employees a one-time payment on termination or retirement. The amount of severance compensation is based on the length of service with the company and compensation at the end of employment.

Transition from present value to provision

in T€	2001	2000
Present value of severance compensation obligations as of 31.12.	38,147.3	35,211.7
Actuarial gain not recorded (accumulated)	-5,549.1	359.0
Provision as of 31.12. per balance sheet	32,598.3	35,570.7

Expenses arising from severance compensation obligations

in T€	2001	2000
Service cost	2,519.6	2,341.9
Interest expense	2,074.8	2,280.1
Actuarial gain recorded	0.0	0.0
Expenses arising from severance compensation obligations	4,594.5	4,621.9

Development of provision for severance compensation

in T€	2001	2000
Provision as of 1.1. per balance sheet	35,570.7	40,376.7
Expenses arising from severance compensation obligations	4,594.5	4,621.9
Payments for severance compensation	-7,566.8	-9,428.0
Provision as of 31.12. per balance sheet	32,598.3	35,570.7

Development of actuarial gain/loss

in T€	2001	2000
Actuarial gain not recorded (accumulated) as of 1.1.	359.0	1,517.8
Corridor as of 1.1.	3,521.2	3,885.9
Surplus	0.0	0.0
Distribution period in years	5	5
Actuarial gain not recorded (accumulated) as of 1.1.	359.0	1,517.8
Actuarial gain, current year	-5,908.0	-1,158.8
Actuarial gain recorded	0.0	0.0
Actuarial gain not recorded (accumulated) as of 31.12.	-5,549.1	359.0

Provisions for Pensions

___Flughafen Wien AG has concluded individual agreements for pensions or supplementary retirement payments with key employees. Employees who joined the Company after 1 September 1986 are covered by special company agreements. Payments are dependent on the length of employment and final compensation.

___In the fall of 2001 recipients of pensions were given the option of receiving a one-time settlement payment equal to 80% of the 2000 provision for pensions, as calculated in accordance with Austrian commercial law. A total of 344 retirees had accepted this offer by the end 2001. Actuarial gains and losses are shown as a decrease in the cost of pensions for 2001.

Vienna International Airport

Annual Report 2001

Transition from present value to provision

in T€	2001	2000
Present value of pension obligations as of 31.12.	50,065.2	52,772.4
Actuarial gain not recorded (accumulated)	6,540.8	20,327.5
Provision as of 31.12. per balance sheet	56,606.0	73,099.9

Expenses arising from pension obligations

in T€	2001	2000
Service cost	1,703.1	2,988.3
Interest expense	3,197.8	4,009.8
Actuarial gain recorded	-9,888.9	-1,250.1
Expenses arising from pension obligations	-4,988.0	5,748.0

Development of provision for pension obligations

in T€	2001	2000
Provision as of 1.1. per balance sheet	73,099.9	79,762.9
Expenses arising from pension obligations	-4,988.0	5,748.0
Transfer to pension fund	0.0	-6,972.2
One-time settlement payments for pensions	-9,153.9	-3,546.4
Pension payments	-2,352.0	-1,892.4
Provision as of 31.12. per balance sheet	56,606.0	73,099.9

Development of actuarial gain/loss

in T€	2001	2000
Actuarial gain not recorded (accumulated) as of 1.1.	20,327.5	12,933.3
Corridor as of 1.1.	5,277.2	6,683.0
Surplus	15,050.3	6,250.3
Distribution period in years	5	5
Actuarial gain not recorded (accumulated) as of 1.1.	20,327.5	12,933.3
Actuarial gain, current year	-3,897.8	8,644.3
Actuarial gain recorded	-9,888.9	-1,250.1
Actuarial gain not recorded (accumulated) as of 31.12.	6,540.8	20,327.5

Provisions for service anniversary bonuses

__Employees of Austrian companies are entitled to receive special bonuses for long years of service. The specific entitlement criteria and amount of the bonus are regulated by the collective bargaining agreements for employees of public airports in Austria.

Provisions for part-time employment for older employees

__This item reflects mandatory payments to personnel who work part-time under special regulations governing employment for older members of the workforce, as well as the costs for time worked above and beyond the agreed number of hours.

Provisions for Reimbursement "KMOG" Fund

__This item includes the non-current portion of the provision for reimbursement of tax expense for the "KMOG" fund.

Vienna International Airport

Annual Report 2001

(23) Other non-current liabilities

in T€	2001	2000
Social Security	4.6	0.0
Clean Water Fund	2,163.9	2,381.2
Investment subsidies from public funds	7,685.2	8,726.3
	9,853.7	11,107.6

__From 1977 to 1985 Flughafen Wien AG received non-repayable subsidies from public authorities. In 1997, 1998 and 1999 Flughafen Wien AG received investment subsidies from the European Union.

(24) Current provisions

in T€	2001	2000
Unused vacation	6,333.4	6,250.9
Other claims by employees	11,357.5	2,958.2
Taxes	405.5	8,873.0
Goods and services not invoiced	21,852.5	16,664.1
Reimbursement "KMOG" Fund	8,326.2	8,130.0
Miscellaneous	10,445.9	3,423.6
	58,720.9	46,299.8

Development from 01.01. to 31.12.2001

in T€	Book value as of 01.01.01	Use	Reversal	New creation	Book value as of 31.12.01
Unused vacation	6 ,250.9	0.0	-1.7	84.2	6,333.4
Other claims by employees	2,958.2	-2,124.8	-235.2	10,759.4	11,357.5
Taxes	8,873.0	-8,815.8	0.0	348.2	405.5
Goods and services not invoiced	16,664.1	-5,367.8	-1,403.6	11,959.8	21,852.5
Reimbursement "KMOG" Fund	8,130.0	0.0	0.0	196.2	8,326.2
Other current provisions	3,423.6	-941.5	-675.5	8,639.3	10,445.9
Total	46,299.8	-17,249.9	-2,316.0	31,987.0	58,720.9

(25) Current financial liabilities

in T€	2001	2000
Settlement accounts	4,274.6	3,690.2
	4,274.6	3,690.2

(26) Trade payables

in T€	2001	2000
To third parties	19,314.6	12,867.7
To subsidiaries	156.4	0.0
To associates	0.0	104.6
	19,471.0	12,972.3

(27) Other current liabilities

in T€	2001	2000
Other tax liabilities	6,767.0	4,245.9
Other social security liabilities	4,522.7	9,929.4
Investment subsidies from public funds	1,206.0	1,819.5
Liabilities to Clean Water Fund	233.4	232.6
Misc. other current liabilities and provisions	2,476.8	10,393.6
	15,205.9	26,621.0

___Miscellaneous other liabilities and provisions include T€ 310.2 (2000: T€ 6,571.0) arising from customers with credit balances.

Other Information

(28) Consolidated statement of cash flows

___The indirect method was used to prepare the consolidated statement of cash flows. Interest income and expense as well as dividend income are allocated to operating activities. Dividends paid by Flughafen Wien AG are shown under cash flow from financing activities. Cash and cash equivalents include cash on hand, deposits with banks, and current securities.

(29) Segment reporting

___As in the prior year, segment reporting involves only the primary segments of business since all activities of the Flughafen Wien Group take place in Austria.

___Vienna International Airport España, S.L. was founded in 2001, and started operations in the fall of that year. This company is advisor to CR Aeropuerto, S.L., a Spanish airport builder, on construction and management of the new airport at Ciudad Real. These business activities were allocated to the non-aviation segment. An analysis of segments by geographical region was not prepared because this company is immaterial for providing a true and fair view of the asset, financial and earnings position of the Group.

Inter-company sales

___Sales between member companies of the Group reflect standard rates or prices that are based on market levels and, in some cases, on the Group's cost.

Segments of business

___The business activities of the Group can be classified into the following segments: Airport, Handling and Non-Aviation.

Airport

___This primary activity of this segment is the provision of classic airport services such as facilities for take-offs, landings and parking of aircraft, passenger handling and central infrastructure. Fees for these services are generally subject to contractual limits.

Handling

___This segment is responsible for aircraft handling services, which consist primarily of the loading and unloading of aircraft. In accordance with EU guidelines, this segment is not reserved for the airport operator (Flughafen Wien AG) alone; airlines and other third party companies may also offer handling services at Vienna International Airport. At the end of 2000 the German VAS Flughafenbodenverkehrsdienste GmbH commenced the provision of handling services at Vienna International Airport.

Non-Aviation

___All other services not included in the above two areas are combined under the non-aviation segment. In particular, these services include the rental of real estate and provision of ancillary services such as electricity, heating and the like.

Segment Results for 2001

in T€ (with the exception of employees)	Airport	Handling	Non-Aviation	Group
External segment turnover	136,186.9	110,989.9	72,672.9	319,849.8
Internal segment turnover	28,047.1	5,297.2	44,311.1	
Total segment turnover	164,234.1	116,287.2	116,984.0	
Other external turnover				252.5
Group turnover				320,102.3
Segment results	66,141.2	21,756.5	31,177.1	119,074.8
Other (not allocated)				-33,849.3
Group EBIT/operating profit				85,225.5
Segment depreciation	24,855.0	4,478.8	11,526.8	40,860.7
Other (not allocated)				309.1
Group depreciation				41,169.8
Segment investments	32,599.7	10,236.0	18,268.2	61,104.0
Other (not allocated)				206.2
Group investments				61,310.2
Segment assets	356,681.1	27,651.1	120,112.0	504,444.2
Other (not allocated)*				255,465.7
Group assets				759,909.9
Segment liabilities	49,938.3	57,864.3	48,903.3	156,705.9
Other (not allocated)*				70,626.9
Group liabilities				227,332.9
Segment employees (balance sheet date)	342	1,340	805	2,487
Other (not allocated)				139
Group employees (balance sheet date)				2,626

*) Non-allocated assets and liabilities consist primarily of financial investments. cash and cash equivalents. deferred tax assets. provisions for restructuring measures. and provisions for taxes. Expenses for restructuring measures are included under "not allocated". The share of profit generated by associates consolidated at equity and the book values of these companies were not shown because the related amounts are immaterial.

Segment Results for 2000

in T€ (with the exception of employees)	Airport	Handling	Non-Aviation	Group
External segment turnover	137,422.5	117,898.0	71,734.1	327,054.6
Internal segment turnover	30,076.9	5,065.5	41,738.3	
Total segment turnover	167,499.3	122,963.5	113,472.3	
Other external turnover				383.9
Group turnover				327,438.5
Segment results	68,334.1	23,332.7	26,771.6	118,438.5
Other (not allocated)				-25,328.1
Group EBIT/operating profit				93,110.4
Segment depreciation	29,383.6	3,579.3	11,175.9	44,138.8
Other (not allocated)				277.3
Group depreciation				44,416.2
Segment investments	17,148.5	3,757.1	6,948.4	27,854.0
Other (not allocated)				678.6
Group investments				28,532.6
Segment assets	352,305.7	23,726.8	114,409.0	490,441.4
Other (not allocated)				259,937.9
Group assets				750,379.3
Segment liabilities	43,070.6	66,098.8	49,515.5	158,684.9
Other (not allocated)				78,038.9
Group liabilities				236,723.8
Segment employees (balance sheet date)	331	1,383	804	2,518
Other (not allocated)				126
Group employees (balance sheet date)				2,644

__The share of profit generated by associates consolidated at equity and the book values of these companies were not shown because these amounts are immaterial.

FILE NO. 82-3007

Vienna International Airport

Annual Report 2001

(30) Financing Instruments

Primary financing instruments

__This item includes trade receivables and payables as well as financial receivables and payables. Information on primary financing instruments can be found on the balance sheet and in related notes to the financial statements.

Credit risk

__All amounts shown under assets represent the maximum credit and default risk, since there are no general offset agreements. The risk associated with receivables can be considered low because all receivables are due and payable within a short period of time and are based on long-term relationships with clients and customers. The risk of default associated with other primary financing instruments can also be classified as low. Cash and cash equivalents are placed chiefly in investment funds, fixed-interest bonds, and short-term instruments. These investments are made only with Austrian financial institutions of highest ranking.

Market value

__The market value of cash and cash equivalents, short-term investments, and current receivables and liabilities reflects book or market value because these items are due on a daily basis or over the short-term.

Risk of interest rate change

__Interest rate risk is associated principally with the investment of cash and cash equivalents and current and non-current securities. The risk of interest rate fluctuations in the asset area is only related to non-current securities, deposits with financial institutions, and current securities. Securities are held primarily through investment funds and can be sold at any time, and the risk arising from interest rate changes can therefore be classified as immaterial.

__Liabilities include only the loan granted by the Clean Water Fund, which carries a fixed-interest rate of 2%.

Exchange rate risk

__In principle, exchange rate risk arises when receivables or liabilities are denominated in a currency other than the local currency of the company. Invoices are generally issued in local currency, and 99.9% of trade payables are denominated in local currency. Trade receivables and payables are therefore subject to only a low degree of exchange rate risk.

__Deposits with financial institutions are made almost exclusively in the company's own local currency, so there is no exchange rate risk. Amounts due to financial institutions are denominated in euro.

__Current and non-current securities are comprised of the following:

Non-current securities

in T€	2001	2000
R-63 Fund	31,629.2	38,560.6
Stock	494.9	494.9
Other	2,241.0	245.7
	34,365.1	39,301.1

__As of 31 December 2001, the market value of non-current securities totalled T€ 34,365.1 (2000: T€ 39,301.1). The R 63 Fund, a funds' fund managed by Raiffeisen KAG, serves to fulfil coverage requirements for the severance compensation and pension provisions as called for under § 14 of the Austrian Income Tax Act. The allocation of assets as of 31 December 2001 showed 26.5% international stocks and 73.5% bonds. The risk structure of this fund is similar to a pension fund.

__Stock relates to a shareholding in Wiener Börse AG, the Vienna stock exchange corporation. Other non-current securities represent T€ 1,929.7 of rights arising from reinsurance.

Current securities

in T€	2001	2000
GF 7 Fund	55,731.6	91,335.4
A 19 Fund	29,476.2	42,627.2
BAWAG SF 17	0.0	12,202.6
Fixed-interest securities	2,180.2	6,269.1
	87,388.0	152,434.3

___As of 31 December 2001, 94.4% of the Capital Invest GF 7 Fund was invested in Austrian bonds. The asset allocation of the A 19 Fund as of 31 December 2001 showed 63.9% in international stocks and 36.1% in cash and rights.

___As of the balance sheet date, neither the GF 7 nor the A 19 Fund carried an exchange rate risk. Existing foreign exchange items were covered by hedges.

Derivative financing instruments
___The Group only uses derivative financing instruments on an exception basis to hedge interest rate and foreign exchange risk because the receivable and liability structure and investment strategy limit exchange rate risk to individual cases. As of the balance sheet date, the Group had no outstanding derivative financing instruments.

(31) Information on business associations with related companies and persons
___There are no such associations to report at the present time.

(32) Other obligations and risks
___The Company concluded a contribution-based pension fund contract with ÖPAG Pensionskassen AG and Vereinigten Pensionskassen AG for 1,511 employees. Flughafen Wien AG is committed to transfer 2.5% of the salary or wages for these persons to the pension fund each year as a contribution.

___Flughafen Wien AG is required to assume the costs of the "Flughafen Wien Mitarbeiterbeteiligung Privatstiftung", which chiefly consist of corporate income tax, in the form of subsequent contributions.

(33) Significant events occurring after the balance sheet date
___A company agreement was signed on 9 January 2002, which regulates the settlement or transfer of pension claims by certain employees to a pension fund. This agreement involves staff or workers who joined the Group prior to 1 September 1986.

(34) Information on bodies of the corporation and employees
___As of 31 December, the Flughafen Wien Group employed:

Employees (excluding Management Board and managing directors)	2001	2000
Workers	1,843	1,895
Staff	783	749
	2,626	2,644

___The members of the Management Board of Flughafen Wien AG received compensation and benefits totalling T€ 898.7 (2000: T€ 917.3) for the 2001 Business Year.

___Compensation paid to previous members of the Management Board or key employees totalled T€ 368.8 (2000: T€ 1,116.0).

___Attendance allowances and remuneration of T€ 57.7 (2000: T€ 64.6) were paid by Flughafen Wien AG to members of the Supervisory Board in 2001.

Major differences between IAS and Austrian accounting principles

Basic conceptual differences

__Austrian accounting principles, which are codified in the Commercial Code, place the principle of creditor protection in the foreground and correspondingly assign great importance to the principle of conservatism. The determinant position of commercial law financial statements for tax assessment also has a major influence on financial statements prepared in keeping with Austrian accounting principles.

__The primary goal of accounting under IAS is to provide appropriate decision-making information for shareholders and investors. IAS therefore place higher value than Austrian accounting principles on the comparability of financial statements, both over time and between companies.

__Following is a presentation of specific differences that are of special importance for these financial statements:

Fixed assets

__The Austrian Commercial Code prescribes conservative values for depreciation and the useful lives of assets in keeping with the fundamental principles of accounting. Under IAS, depreciation periods must be regularly compared with the actual useful lives of assets and adjusted where necessary. This procedure led to longer useful lives for certain assets owned by Flughafen Wien AG, in particular runways, aprons and taxiways.

__Under Austrian accounting principles, financial assets must be recorded at the lower of purchase price or market value. IAS required the use of market value. In the consolidated financial statements, non-current securities held by Flughafen Wien AG are treated the same as current securities.

Current securities

__The Austrian Commercial Code requires current securities to be recorded at the lower of acquisition cost or market value. In accordance with IAS 39, these securities are shown at market value in the consolidated financial statements. Write-ups are mandatory. Changes in market value over the prior year are recorded in the consolidated financial statements of Flughafen Wien AG under equity (revaluation reserve) with no effect on the income statement.

Treasury stock

__In accordance with the Austrian Commercial Code, treasury stock must be recorded under non-current or current assets and a separate reserve must be created for this item under equity and liabilities.

__According to IAS, changes in shares outstanding must be recorded under equity.

Deferred taxes

__Austrian accounting principles are based on the "timing concept". The creation of deferred tax provisions is therefore only required for differences between financial statements prepared according to commercial law and taxable results if these differences are expected to be offset in the future. The creation of deferred tax assets in individual company financial statements is optional; provisions for deferred taxes are mandatory. Deferred tax assets on loss carry-forwards may not be capitalized.

__IAS focus on the "temporary concept" in conjunction with the "balance sheet - liability method". Deferred taxes must therefore be created for all differences arising between financial statements prepared for tax purposes and IAS financial statements; in such cases, deferred taxes should be calculated based on the tax rate expected in the year of use. No discounts are permitted. Deferred tax assets on tax loss carry-forwards must generally be capitalized and should be analysed in the same manner as other assets to estimate the realisable amount.

Provisions for pensions, severance compensation and service anniversary bonuses

___According to Austrian accounting principles, future wage and salary increases are not included in calculating employee-related provisions. These calculations should be based on the present value or Austrian "Teilwert" method with a long-term discount rate.

___Creation of the above employee-related provisions under IAS are based on the projected unit credit method, which incorporates future wage and salary increases. The discount rate is based on current capital market interest rates. Calculations based on this method lead to significantly higher additions to provisions than calculations made in accordance with the Austrian Commercial Code.

Expanded requirements for information

___International Accounting Standards require more detailed information that, in some points, significantly exceeds the requirements of Austrian accounting principles for the Notes or report of the Management Board. Such items include required disclosure of items on the balance sheet, income statement, mandatory statement of cash flows and development of equity as well as other information, especially in connection with derivative financing instruments, to provide a true and fair view of the asset, financial and earnings positions of a company. In part, this information includes explanations that are part of the management report under Austrian accounting principles.

Schwechat, 26 February 2002

The Management Board

Herbert Kaufmann **Gerhard Schmid** **Kurt Waniek**

Subsidiaries of Flughafen Wien AG

Appendix 1 to the Notes

Company	Abbreviation	Parent Company	Country	Percentage Owned	Type of Consolidation	Note
Flughafen Wien AG	VIE		Austria		VK	
Vienna Aircraft Handling Gesellschaft m.b.H.	VAH	VIE	Austria	100%	VK	
Flughafen Wien Immobilienverwertungsgesellschaft m.b.H.	IVW	VIE	Austria	100%	VK	
Vienna International Airport Security Services Ges.m.b.H.	VIAS	VIE	Austria	100%	VK	
VIE Liegenschaftsbeteiligungsgesellschaft m.b.H.	VIEL	VIE	Austria	100%	VK	
City Air Terminal Betriebsgesellschaft m.b.H.	CAT	VIE	Austria	100%	VK	
Vienna Airport Business Park Immobilienbesitzgesellschaft m.b.H.	BPIB	VIEL	Austria	100%	VK	
Vienna Airport Business Park Immobilienentwicklungsgesellschaft m.b.H.	BPIE	VIEL	Austria	100%	VK	
Vienna International Beteiligungsmanagement Gesellschaft m.b.H.	VINT	VIE	Austria	100%	VKE	
Vienna International Airport España,S.L.	VIE-E	VINT	Spain	100%	VKE	
Vienna Airport Baumanagement Gesellschaft m.b.H.	VAB	VIE	Austria	51%	VKE	
VIE- Reiseservice GmbH.	VIE-Reise	VIE	Austria	32%	EQ	
Flughafen Wien/Berlin-Brandenburg International Entwicklungsbeteiligungsgesellschaft m.b.H.	VIE-BBI	VIE	Germany	100%	NK	a)
VIE Shops Entwicklungs- und Betriebsgesellschaft mbH.	VIE-Shops	VIE	Austria	51%	NK	a)
Salzburger Flughafen Sicherheitsgesellschaft m.b.H.	SFS	VIAS	Austria	100%	NK	a)
GetService Dienstleistungsgesellschaft m.b.H	GETS	VIAS	Austria	100%	NK	a)
GetService-Flughafen-Sicherheits- und Servicedienst GmbH	GET2	VIAS	Austria	51%	NK	a)
VIAS Hellas Security Air Transport Services Limited Liability Company	VIAS-H	VIAS	Greece	100%	NK	a)
AviaSec Aviation Security GmbH	VIAS-D	VIAS	Germany	49%	NK	a)

Type of consolidation:

VK = full consolidation, EQ = equity valuation, NK = not consolidated
Note: a) not included for reasons of immateriality

FILE NO. 82-8007

Audit Opinion

__We have audited the accompanying consolidated financial statements of Flughafen Wien AG (the Group) as of December 31, 2001 according to the International Accounting Standards (IAS) established by the International Accounting Standards Board (IASB). These financial statements, which were prepared, are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

__We conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants (IFAC). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

__In our opinion, the consolidated financial statements present fairly in all material respects the financial position of the Group as of 31 December, 2001 and the results of operations and cash flows for the year then ended in accordance with International Accounting Standards (IAS).

__Austrian commercial law requires us to audit the Group management report and compliance with the requirements to exempt the Group from preparing consolidated financial statements under Austrian law. We certify that the Group management report agrees with the consolidated financial statements, and that the requirements are met to exempt the Group from preparing consolidated financial statements under Austrian law.

Vienna, 26 February 2001

CONFIDA
Wirtschaftstreuhandgesellschaft m.b.H.
Wirtschaftsprüfungsgesellschaft

Wirtschaftstreuhandgesellschaft m.b.H. Wirtschaftsprüfungsgesellschaft CONFIDA 1190 WIEN

Dipl.-Kfm. Walter Groier | **Dr. Karl-Heinz Moser**

Subsidiaries of Flughafen Wien AG

(prior year values in brackets, in T€)

1. Subsidiaries fully consolidated in the Group financial statements

Flughafen Wien Immobilienverwertungsgesellschaft m.b.H. (IVW)
Percentage owned: 100%
Equity: .... € 77,209,728.27 (T€ 76,406.7)
Turnover: .... € 11,844,362.01 (T€ 38,631.8)
Profit for the year 2001: ...... € 7,504,719.39 (T€ 19,506.9)

__**Principal activities:** the commercial leasing of assets, in particular real estate, and acquisition of property and buildings at Vienna International Airport.

Vienna Aircraft Handling Gesellschaft m.b.H. (VAH)
Percentage owned: 100%
Equity: .... € 50,025,44 (T€ 48.2)
Turnover: .... € 4,640,979.28 (T€ 4,171.4)
Profit for the year 2001: .... € 661,562.85 (T€ 368.5)

__**Principal activities:** provision of a full range of services for general aviation and, in particular, for business aviation; major revenue generators are private aircraft handling and aircraft handling services provided on behalf of Flughafen Wien AG in the general aviation sector (incl. fuelling and provision of hangar space).

Vienna International Airport Security Services Ges.m.b.H. (VIAS)
Percentage owned: 100%
Equity: .... € 2,387,276.84 (T€ 3,661.4)
Turnover: .... € 13,131,796.82 (T€ 15,158.6)
Profit for the year 2001: ....€ 823,672.22 (T€ 2,075.1)

__**Principal activities:** provision of security controls (persons and hand luggage) on behalf of the Austrian Ministry of the Interior and various other services for aviation customers (wheelchair transport, control of oversize baggage, etc); the company also participates in tenders for the provision of security services at other airports through its Austrian and foreign subsidiaries, for example in Greece and Germany.

Vienna Airport Baumanagement Gesellschaft m.b.H. (VAB)
Percentage owned: 51%
Equity: .... € 323,443.66
Turnover: .... € 1,712,131.12
Profit for the year 2001: .... € 173,443.66

__**Principal activities:** provision of all types of construction services, planning activities, project management, and construction monitoring.

City Air Terminal Betriebsges.m.b.H. (CAT)
Percentage owned: 100%
Equity: .... € 36,688.41 (T€ 37.3)
Turnover: .... € 0.00 (T€ 0.0)
Loss for the year 2001: .... € -754.19 (T€ -0.4)

__**Principal activities:** operation of the City Air Terminal; the company was inactive in 2001. Together with the Austrian Federal Railway Corporation (ÖBB), the expansion of the Airport Express is planned as a connection between the "Wien-Mitte" transit centre and Vienna International Airport. In 2002, 49% of the shares in this company were therefore sold to ÖBB in conjunction with the development of this project.

VIE Liegenschaftsbeteiligungsgesellschaft m.b.H. (VIEL)
Percentage owned: 100%
Equity: .... € 2,765,419.42 (T€ 6,095.7)
Turnover: .... € 0.00 (T€ 0.0)
Loss for the year 2001: .... € -46,192.69 (T€ -2.5)
__**Principal activities:** of the company and its two subsidiaries BPIB and BPIE are the purchase, development, and sale of real estate owned by BPIB; current activities of the three companies focus on development of the Business Park Fischamend near the airport.

Vienna Airport Business Park Immobilienbesitzgesellschaft m.b.H. (BPIB)
Percentage owned: .... 100% (VIEL: 99%, BPIE: 1%)
Equity: .... € 2,380,740.19 (T€ 4,293.4)
Turnover: .... € 0.00 (T€ 0.0)
Loss for the year 2001: .... € -62,230.22 (T€ -12.8)
__**Principal activities:** purchase and sale of real estate.

Vienna Airport Business Park Immobilienentwicklungsgesellschaft m.b.H. (BPIE)
Percentage owned: .... 100% (VIEL)
Equity: .... € 346,580.63 (T€ 361.7)
Turnover: .... € 0.00 (T€ 0.0)
Loss for the year 2001: .... € -15,182.40 (T€ -16.0)
__**Principal activities:** planning, construction and management of commercial, and industrial development projects.

Vienna International Beteiligungsmanagement Gesellschaft m.b.H. (VINT)
Percentage owned: 100%
Equity: .... € 1,432,313.47
Turnover: .... € 0.00
Loss for the year 2001: .... € -2,686.53
__**Principal activities:** acquisition of international subsidiaries and holdings of the Flughafen Wien Group; participation in international airport privatisation and development projects; founding and management of local project companies for acquisitions; consulting and project management.

Vienna International Airport España, S.L
Percentage owned: .... 100% (VINT)
__**Principal activities:** management, consulting and operation of airports, and investment in airports in Spain.

2. Subsidiaries included in the consolidated financial statements using the equity method

VIE-Reiseservice GmbH
Percentage owned: 32%
Equity: .... € 115,971.75 (T€ 87.7)
Turnover: .... € 1,532,209.57 (T€ 1,881.6)
Profit for the year 2001: .... € 24,294.99 (T€ 43.0)
__**Principal activities:** in 2001, operation of a travel agency at Vienna International Airport.

3. Investments not included in the consolidated financial statements

Salzburger Flughafen Sicherheitsgesellschaft m.b.H. (SFS)
Percentage owned: .... 100% (owned by
Vienna International Airport Security Services Ges.m.b.H.)
Equity: .... € 48,746.65 (T€ 58.8)
Turnover: .... € 2,725.28 (T€ 84.9)
Profit for the year 2001: .... € 10,016.02 (T€ 13.1)
__**Principal activities**: provision of security services at Salzburg Airport, with start of operations in 1998; the remaining 51% share was acquired by Salzburger Flughafenbetriebsgesellschaft at the end of February 2001.

Flughafen Wien/Berlin-Brandenburg International Entwicklungsbeteiligungsgesellschaft m.b.H. (VIEBBI)
Percentage owned: 100%
__**Principal activities**: investment in a company that will develop the Berlin-Brandenburg Airport project; the company will purchase and hold shares in this project, and also develop Berlin-Schönefeld Airport into Berlin-Brandenburg International Airport and act as operator of the facility.

VIE Shops Entwicklungs- und Betriebsges.m.b.H. (VIE Shops)
Percentage owned: 51%
__**Principal activities**: the development of shop concepts and independent operation of shops at domestic and international airports; Flughafen Wien AG acquired this investment as of 16 July 1999; VIE Shops hold a 20% share in Austrian Airlines Retail Company HandelsgesmbH. (ARC).

VIAS Hellas Security Air Transport Services Limited Liability Company (VIAS Hellas Ltd.)
Percentage owned: .... 99.9% (VIAS)
__**Principal activities**: provision of security services for airports, companies at airports, and companies commissioned by airports or airlines, this company was founded to enable VIAS to participate in tenders for the provision of security services at airports in Greece.

GetService Dienstleistungsgesellschaft m.b.H
Percentage owned:....................... 100% (VIAS)
Equity: .... € 41,535.89
Turnover: .... € 299,667.84
Profit for the year 2001:..................... € 6,535.89
__**Principal activities:** provision of all types of security services related to airport operations.

"GetService"-Flughafen-Sicherheits- und Servicedienst GmbH
Percentage owned: .... 51% (VIAS)
Equity: .... € 99,000.02
Turnover: .... € 0.00
Jahresfehlbetrag 2001: .... € -999.98
__**Principal activities:** provision of security services, personnel leasing, cleaning services, including snow removal, etc.

AviaSec Aviation Security GmbH
Percentage owned: .... 49% (VIAS)
__**Principal activities**: provision of security services for civil aviation; this company was founded by VIAS together with Hamburger Unternehmen SecuServ Aviation Security and Services Holding International GmbH to participate in tenders for the provision of security services at airports in Germany.

Report of the Supervisory Board

Meetings

__The Supervisory Board met six times during the 2001 Business Year. In addition, the Working Committee of the Supervisory Board held one meeting during the reporting year.

__The Managing Board informed the Supervisory Board regularly of the development of business and the position of the individual Group companies. The Supervisory Board was therefore able to monitor the performance of the Company on a continual basis.

Audit

__CONFIDA, Wirtschaftstreuhandgesellschaft m.b.H., Wirtschaftsprüfungsgesellschaft, 1191 Vienna, were elected auditors of the annual financial statements at the Eleventh Annual General Meeting of Flughafen Wien AG and were commissioned to perform this audit. This firm audited the annual and consolidated financial statements as of 31 December 2001 and the related status reports for the Group and Company, which were prepared by the Management Board, and awarded these documents an unqualified opinion.

__The Managing Board presented the following documents to the Supervisory Board and reported in detail thereon: the annual financial statements of Flughafen Wien AG which were prepared in accordance with Austrian accounting principles, the consolidated financial statements for the Flughafen Wien Group which were prepared in accordance with International Accounting Standards, and the status reports 2001 for the Company and the Group.

Approval of Financial Statements

__The Supervisory Board reviewed the 2001 annual financial statements and status report for the 2001 Business Year of Flughafen Wien AG, in particular during extensive discussions with the Working Committee in the presence of the auditors, and accepted these documents. The 2001 annual financial statements of Flughafen Wien AG are hereby approved.

Recommendation for the Distribution of Profits

__The Supervisory Board agrees with the recommendation of the Management Board to distribute a dividend of € 1.90 per share or a total of € 39,900,000 from 2001 profit of € 39,908,096.49 and to carry forward the remainder of € 8,096.49.

Acknowledgement

__The Supervisory Board would like to express its thanks to the members of the Managing Board and all employees for their dedication and efforts during the 2001 Business Year.

Johannes Coreth
Chairman of the Supervisory Board

Schwechat, 3 April 2002

Who is Who

Members of the Supervisory Board

Chairman
Johannes Coreth, Member of the Board of Niederösterreichische Versicherung

Deputy
Andreas Staribacher, Certified public accountant
Reinhard Gogola, Mayor of Schwechat, secondary school professor
Franz Lauer, Deputy General Director of Wiener Städtische Versicherung
Roderich Regler, Head of Traffic Policy Department, Austrian Federal Economic Chamber ret.
Christopher L. Reilly, Managing Director of UBS Warburg, London
Alfred Reiter, Chairman of the Board Investkredit Bank AG ret.
(as of 11 May 2001)
Georg Wailand, Deputy Editor-in-Chief "Neue Kronen Zeitung",
publisher of "Gewinn"

Delegated by the Works Committee
Manfred Biegler, Chairman of the Salaried Employees' Works Committee
Gerhard Gager, Chairman of the Waged Employees' Works Committee
Eduard Oettl, Waged Employees' Works Committee
Dieter Rozboril, Deputy Chairman of the Waged Employees' Works Committee
(as of 16 May 2001)
Alfred Schuller, Deputy Chairman of the Waged Employees' Works Committee
(up to 16 May 2001)
Alfred Zimmer, Deputy Chairman of the Salaried Employees' Works Committee

Representatives of the Supervisory Authorities
Rolf A. Neidhart

Management Board
Herbert Kaufmann, Member and Speaker
Gerhard Schmid, Member
Kurt Waniek, Member

Joint Signatories
Peter Bolech, Executive Vice President, Head of Airline & Terminal Services
(up to 23 October 2001)
Ernest Eisner, Executive Vice President, Head of Handling Services
Siegfried Gangl, Senior Executive Vice President, Head of Finance and Investment
Franz Imlinger, Executive Vice President, Head of Management Services
Dagmar Lang, Executive Vice President, Head of Communications
Karl Schleinzer, Executive Vice President, Head of Airside Services
Josef Stadler, Executive Vice President, Head of General Secretariat
Michael Tmej, Executive Vice President, Head of Consumer Services

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To:
Flughafen Wien AG
Communications Dept.
P.O. Box 1
A-1300 Wien-Flughafen

Flughafen Wien
Aktiengesellschaft
P. O. Box 1
A-1300 Wien-Flughafen
Telephone: +43-1-7007-0
Telefax: +43-1-7007-23001
http://www.viennaairport.com

Data Registry Nr.: 008613
Corporate Register Nr.: FN 42984 m
Court of Registry:
Provincial Court in Korneuburg

Investor Relations:
Robert Dusek
Telephone: +43-1-7007-23126
e-mail: investor-relations@viennaairport.com

Communications Department:
Dagmar Lang
Telephone: +43-1-7007-22103
e-mail: m@viennaairport.com

The Annual Report 2001 of Flughafen Wien is available for the first time in an online version in the Internet: Transparent, fast and, if desired, with individually selected information:

www.viennaairport.com

Imprint
Published by:
Flughafen Wien Aktiengesellschaft
Communications Department

Consulting and Co-ordination:
Mensalia Unternehmensberatung
Design: Büro X
Photos Colour: Günter Parth
Photos b/w: Lukas Schaller
Printed by: Holzhausen
Translation: Donna Schiller-Margolis

Disclaimer

This annual report contains assumptions and forecasts, which were based on information available up to the copy deadline on 26 February 2002. If the premesis for these forecasts do not occur or risks indicated in the risk report do arise, actual results may vary from present forecasts. Although the greatest caution was exercised in preparing data, all information related to the future is provided without guarantee.

Glossary

AEA
Association of European Airlines

Airside
The movement area of an aerodrome and adjoining premises and buildings that are not open to the public and to which access is controlled

Apron
"Parking space" for aircraft

Brokerage
Provision of aircraft in exchange for compensation

Delay
Late arrival or departure of an aircraft

Flight Movements
Take-offs and landings

Handling
Various services provided for aircraft

Home Carrier
Domestic airline

Hub
Connecting point for air traffic

IATA
International Air Transport Association (organisation of airline companies)

Landside
That area of an airport or airport building that is open to the public

Maximum Take-off Weight (MTOW)
Maximum allowable take-off weight determined by manufacturer for each type of aircraft

Minimum Connecting Time
The minimum amount of time needed for passengers and their baggage to make their connecting flights without difficulty

Noise Zone
Sector in which a specific noise level is exceeded

Pax
Passengers

Red Cap Agent
Employee responsible for aircraft handling (red cap system)

Trucking
Air cargo transported by lorries (substitute means of transportation)

Turnaround
Time required by ground handling to ready an aircraft for the next take-off

The Flughafen Wien Group
Organisational chart by segment

Management Board
Gerhard Schmid

- **Quality Management** Christine Kargl
- **Environmental Controlling** Christian Röhrer
- **Auditing** Günter Grubmüller
- **Airside Services** Karl Schleinzer
- **Technical Services** Werner Niedl
- **Handling Services** Ernest Eisner
- **Information Services** Christian Vesely

Management Board
Herbert Kaufmann

- **General Secretariat** Josef Stadler
- **Strategy and Controlling** Andreas Schadenhofer
- **Communications** Dagmar Lang
- **Airline & Terminal Services** Michael Höferer
- **Land Development** Werner Hackenberg

Management Board
Kurt Waniek

- **Finance and Investment** Siegfried Gangl
- **Personnel** Christoph Lehr
- **Management Services** Franz Imlinger
- **Consumer Services** Michael Tmej